SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 AMENDMENT NO. 2
                                   FORM SB-2A
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                              FIRST IPSWICH BANCORP
                              ---------------------
                 (Name of small business issuer in its charter)

       MASSACHUSETTS              6711                    04-2955061
  (State or Jurisdiction)   (Primary Standard    (IRS Employer of Organization
                             Industrial Code)         Identification No.)

                             ----------------------

                                31 MARKET STREET
                          IPSWICH, MASSACHUSETTS 01938
                                 (978) 356-3700
          (Address and telephone number of principal executive offices)

                             ----------------------

             DONALD P. GILL, PRESIDENT AND CHIEF EXECUTIVE OFFICER,
                                31 MARKET STREET
                          IPSWICH, MASSACHUSETTS 01938
                                 (978) 356-3700
            (Name, address and telephone number of agent for service)

                              ---------------------

Copies to:                   David F. Hannon, Esq.
                             Craig and Macauley Professional Corporation
                             Federal Reserve Plaza
                             600 Atlantic Avenue
                             Boston, Massachusetts  02210
                             (617) 367-9500

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered    |_|
on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.

If this Form is filed to register additional securities for an offering     |_|
pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c)    |_|
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d)    |_|
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering

If delivery of the Prospectus is expected to be made pursuant to Rule 434, |_| please check the following box.

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
                           Dollar                             Proposed
Title of Each Class of     Amount                          Maximum Offering    Proposed Maximum         Amount of
   Securities to be        to be       Number of Shares         Price              Aggregate          Registration
      Registered         Registered    to be Registered       Per Share         Offering Price            Fee
      ----------         ----------    ----------------       ---------         --------------            ---

     Common Stock        $3,900,000         300,000             $13.00           $3,900,000            $494.13
------------------------------------------------------------------------------------------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                DATED MAY 5, 2004

                              FIRST IPSWICH BANCORP
                           Document Table of Contents

           (sequential)                                             (alphabetical)
           ------------                                             --------------
Prospectus Summary                                       Capitalization
Summary Consolidated Financial and Other                 Certain Relationships and Related
   Data                                                     Transactions
Recent Developments                                      Counsel
Risk Factors                                             Description of Bancorp's Securities
Special Note Regarding Forward Looking                   Description of Business
   Statements
Use of Proceeds                                          Description of Property
Determination of Offering Price                          Determination of Offering Price
Market for the Common Stock                              Dilution
Dilution                                                 Directors, Executive Officers, and Control
                                                            Persons
Capitalization                                           Disclosure of Commission Position on
                                                            Indemnification For Securities
Plan of Distribution                                     Executive Compensation
Description of Business                                  Experts
Management's Discussion and Analysis of                  Index for Consolidated Financial Statements
   Financial Condition and Results of
   Operations
Description of Property                                  Legal Proceedings
Legal Proceedings                                        Management's Discussion and Analysis of
                                                            Financial Condition and Results of
                                                            Operations
Supervision and Regulation                               Market for the Common Stock
Certain Relationships and Related                        Plan of Distribution
   Transactions
Directors, Executive Officers, and Control               Prospectus Summary
   Persons
Security Ownership of Certain Beneficial                 Recent Developments
   Owners and Management
Executive Compensation                                   Risk Factors
Description of Bancorp's Securities                      Security Ownership of Certain Beneficial
                                                            Owners and Management
Counsel                                                  Special Note Regarding Forward Looking
                                                            Statements
Experts                                                  Summary Consolidated Financial and Other
                                                            Data
Where You Can Get More Information                       Supervision and Regulation
Disclosure of Commission Position on                     Use of Proceeds
   Indemnification For Securities
Index for Consolidated Financial                         Where You Can Get More Information
   Statements

                          [LOGO] First Ipswich Bancorp

                                   PROSPECTUS

                                 RIGHTS OFFERING
                           300,000 SHARES COMMON STOCK
                         OFFERING PRICE $13.00 PER SHARE

      First Ipswich Bancorp is the parent company of the First National Bank of Ipswich, a national bank headquartered in Ipswich, Massachusetts, that opened for business in 1892. We are offering for sale non-transferable subscription rights to purchase up to 300,000 shares of our common stock, $1.00 par value, at a price of $13.00 per share.

      We are offering our shares on a "best efforts" basis. The shares are being offered on our behalf by certain of our executive officers, to whom no commissions or other compensation will be paid on account of such activities. We are not required to sell any minimum number of shares in this offering. Proceeds of the offering shall be placed in an escrow account until the closing of the rights offering. Subject to a 10 day extension, the offering will terminate on June 18, 2004 at 5:00 p.m. eastern daylight savings time. There is currently no public market for our common stock. Some shareholders may not be eligible to subscribe for shares if they reside in a state in which this offering is not qualified or is otherwise prohibited by the laws of a state.

      Generally, each shareholder will be entitled to a basic right to subscribe for and purchase an amount of shares equal to that which would allow the shareholder to maintain his or her percentage interest in Bancorp as it existed on May 10, 2004 (with fractional shares as a result of this percentage being rounded to the next whole share). This basic subscription right can be determined as follows: (i) divide your current number of shares by 1,757,630 (current outstanding shares) and (ii) multiply that sum by 300,000 (amount of shares in this offering). For instance, the pre-offering percentage interest of a shareholder owning 100 shares would be .0000568 % giving this shareholder the basic right to subscribe for 18 shares in this offering. If there are any unsubscribed shares, such shares may be offered at the subscription price first to shareholders who exercised all basic subscription rights to which they were entitled via an oversubscription right and second to non-shareholders and others.

      The directors and executive officers of Bancorp and the bank have individually notified us of their present intentions to subscribe for 64,674 shares in the aggregate. In addition, if the rights offering does not yield net proceeds equal to $3,500,000, Mr. John Coughlin, a director of Bancorp has notified us of his present intention to purchase enough shares so that the offering will yield net proceeds of $3,500,000.

      INVESTING IN THE SHARES INVOLVES RISKS. WE URGE YOU TO CAREFULLY READ THE "RISK FACTORS" BEGINNING ON PAGE 10 BEFORE MAKING YOUR INVESTMENT DECISION.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE SECURITIES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

-------------------------------------------------------------------------------------------------------------------------------
                                           Per Share    Total (assuming 50% Subscription)    Total (assuming 100% Subscription)

Public Offering Price                        $13.00               $1,950,000                            $3,900,000

Underwriting Discounts & Commissions         $ 0.00               $        0                            $        0

Proceeds to First Ipswich Bancorp            $13.00               $1,950,000                            $3,900,000
-------------------------------------------------------------------------------------------------------------------------------

                                  May 13, 2004

                              FIRST IPSWICH BANCORP

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY............................................................
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA ................................
RECENT DEVELOPMENTS...........................................................
RISK FACTORS .................................................................
   Risks Related to Bancorp...................................................
      Because most of our loan portfolio is secured by real estate, negative developments affecting real estate may harm our business....
      If our allowance for loan losses is not adequate to cover actual losses, our net income may decrease..................................
      If economic conditions in Essex County, Massachusetts and southeastern
         New Hampshire deteriorate, our business may be negatively affected...
      Losing key personnel will negatively affect us..........................
      We are controlled by major shareholders who may exert substantial control over matters requiring shareholder approval..................
      There is a limited trading market for our common stock, and this may limit resale of the common stock.....................................
      The offering price of the common stock may not be indicative of the future price of our common stock.....................................
      Without a minimum offering amount, the proceeds of this offering may not be enough to implement Bancorp's growth plan, in which case the return to investors may be small............................
      If we do not purchase an investment advisory firm, we may use
         100% of the funds in our discretion for any corporate purpose........
      A recent accounting change may give rise to a future regulatory capital event that may reduce our consolidated capital ratios................
   Risks Related to the Banking Industry and Affecting Us.....................
      We may be adversely affected by changes in interest rates, which could decrease our net interest income.....................................
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS.............................
USE OF PROCEEDS...............................................................
DETERMINATION OF OFFERING PRICE...............................................
MARKET FOR THE COMMON STOCK...................................................
DILUTION......................................................................
CAPITALIZATION................................................................
PLAN OF DISTRIBUTION..........................................................
DESCRIPTION OF BUSINESS.......................................................
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS.......
   OF OPERATIONS..............................................................
DESCRIPTION OF PROPERTY.......................................................
LEGAL PROCEEDINGS.............................................................
SUPERVISION AND REGULATION....................................................
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................
DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS............................
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT................
EXECUTIVE COMPENSATION........................................................
DESCRIPTION OF BANCORP'S SECURITIES...........................................
COUNSEL.......................................................................
EXPERTS.......................................................................
WHERE YOU CAN GET MORE INFORMATION............................................
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES...........
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS....................................

                               PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed business information and the financial statements and related notes that appear elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, references to "we," "us," "our," and "Bancorp" are to First Ipswich Bancorp.

WHO WE ARE:

FIRST IPSWICH BANCORP

      Organized in 1985, we are a Massachusetts chartered bank holding company headquartered in Ipswich, Massachusetts. As a bank holding company, we are subject to regulation by the Board of Governors of the Federal Reserve System. Through our wholly-owned subsidiary, The First National Bank of Ipswich, we provide community banking services to our principal market areas of northeastern Massachusetts and southeastern New Hampshire.

      At December 31, 2003, we had grown to $340.7 million in assets and $198.1 million in deposits. Deposits are insured by the Federal Deposit Insurance Corporation up to certain limits (generally $100,000 per depositor).

      Our executive office is located at 31 Market Street, Ipswich, Massachusetts 01938 and our telephone number is (978) 356-3700.

THE FIRST NATIONAL BANK OF IPSWICH

      The bank was founded in 1892. The bank is a national banking association chartered under the National Bank Act. Its deposits are insured by the FDIC, and it is subject to regulation by the Office of the Comptroller of the Currency. The bank offers a full range of retail banking services to individuals, businesses, and nonprofit organizations through eleven (11) banking offices located in northeastern Massachusetts and southeastern New Hampshire. Such services include a wide range of retail checking and savings accounts, loans, safe deposit facilities, and automated teller machines at selected branch locations.

      The bank also provides lending, depository and related financial services to commercial, industrial, financial, and governmental customers. These services include short- and long-term loans and revolving credit arrangements, letters of credit, inventory and accounts receivable financing, real estate construction lending, and mortgage loans.

      The bank's trust department offers a wide range of trust services to individuals, corporations, municipalities and charitable organizations. The bank acts as trustee of personal, corporate, and other trusts, provides investment advisory and custody services, acts as executor, administrator and trustee of estates, and may act as our transfer agent. The market value of assets under administration in the bank's trust department was $54.6 million at December 31, 2003.

      As of December 31, 2003, the bank employed 100 full-time and 27 part-time employees.

OUR MARKET AREA

      The bank's primary market area consists of the Massachusetts communities of Ipswich, Rowley, Essex, Newburyport, Gloucester, Cambridge, and, following the opening of our newest branch, Beverly, the New Hampshire communities of Londonderry, Manchester, Newington and Salem as well as other communities adjacent to and in close proximity to these communities. In addition, the bank has filed an application with the OCC to open a branch office in Portsmouth, New Hampshire. Other surrounding communities located in the north shore area of Boston, Massachusetts and southeastern New Hampshire make up its secondary market area. In addition to its main office, the bank also operates full service branch offices in the Massachusetts communities of Gloucester, Essex, Newburyport, Rowley and Cambridge as well as the New Hampshire communities of Londonderry, Manchester, Newington and Salem.

      The banking business in the bank's primary market area is highly competitive. The bank competes actively with other banks, as well as with other financial institutions engaged in the business of accepting deposits or making loans and providing trust services. Competitors include commercial banks, savings banks, savings and loan associations, mortgage banking companies, finance companies, credit unions, brokerage firms, insurance companies, money market funds, and mutual funds.

      Many of the bank's competitors may have greater financial and other resources than does the bank. Among the advantages which such competitors may have are their ability to conduct large advertising campaigns and to allocate investment assets, including loans, to regions of highest demand and yield. Such competitors may have greater lending limits than does the bank and perform certain other functions which the bank does not directly offer.

      The locations of our banking offices are:

                       THE FIRST NATIONAL BANK OF IPSWICH
                                   Main Office
                                31 Market Street
                                Ipswich, MA 01938

THE FIRST NATIONAL BANK OF IPSWICH            THE FIRST NATIONAL BANK OF IPSWICH
Rowley Branch                                 Essex Branch
167 Main Street                               8-10 Martin Street
Rowley, MA  01969                             Essex, MA  01929

THE FIRST NATIONAL BANK OF IPSWICH            THE FIRST NATIONAL BANK OF IPSWICH
Gloucester Branch                             Newburyport Branch
207 Main Street                               155 State Street
Gloucester, MA 01930                          Newburyport, MA  01950

THE FIRST NATIONAL BANK OF IPSWICH            THE FIRST NATIONAL BANK OF IPSWICH
Rowley, Route 1 Branch                        Cambridge Branch
144 Newburyport Turnpike                      2067 Massachusetts Avenue
Rowley, MA  01969                             Cambridge, MA 02138

THE FIRST NATIONAL BANK OF IPSWICH            THE FIRST NATIONAL BANK OF IPSWICH
Manchester Branch                             Londonderry Branch
300 Keller Street                             23 Orchard View Road
Manchester, NH  03103                         Londonderry, NH  03053

THE FIRST NATIONAL BANK OF IPSWICH            THE FIRST NATIONAL BANK OF IPSWICH
Salem Branch                                  Newington Branch
300-344 North Broadway                        2200 Woodbury Avenue
Salem, NH  03079                              Newington, NH  03801


BUSINESS STRATEGY

      We seek growth by developing our core banking operations, deepening our market penetration by providing additional banking services to our present customers, expanding our geographic market area and customer base by opening new offices in selected areas and expanding the range of services offered to our clients as well as acquiring new clients through the possible acquisition of a registered investment advisory firm. The major components of our strategy are set forth below.

o     acquisition of registered investment advisory firm

o     growth of our community banking franchise

o     providing a full-range of financial products

o     efficient capital management

      As of the date of this prospectus, neither we nor the bank has any agreement or understanding with any investment advisory firm regarding the acquisition of such a firm by either us or the bank.

THE OFFERING

Securities offered for sale      Shares of our common stock, $1.00 par value.
                                 The shares will be represented by certificates.

Number of shares being offered   300,000

Offering price                   $13.00 per share.

Number of shares of common
stock to be outstanding
after the offering               A maximum of 2,057,630 shares.

Market for common stock          Currently, Bancorp's shares do not trade on any
                                 exchange and are not quoted on any inter-dealer electronic quotation system such as the NASD
                                 OTC Bulletin Board. Following the closing of the offering, however, we intend to provide quotations of our common stock on the NASD OTC
                                 Bulletin Board. Even if such quotations are made, however, there may not be any market for the common stock. See "Risk Factors - There is a limited trading market for our common stock, and this may limit resales of the common stock."

Dividend policy                  Shareholders are entitled to receive such
                                 dividends as are declared by its board of directors out of funds legally available for the payment of dividends. Our payment of dividends may be subject to the approval of the Federal Reserve Bank. For the last nine (9) fiscal quarters, Bancorp has paid a dividend on its common stock equal to $0.0125 per share. We intend to continue to pay dividends quarterly.

Use of proceeds                  Assuming that the offering will be fully
                                 subscribed, we estimate the net proceeds from the shares we are offering will be approximately $3,641,500 million, assuming an offering price of $13.00 per share and after deducting estimated offering expenses of approximately $258,500. We intend to contribute the net proceeds from the offering to the bank to be used as follows: (i) first, to acquire a registered investment advisory firm (if market conditions are favorable for such an acquisition); (ii) second, to provide capital to support growth and additional branch locations; (iii) third, to expand the bank's loan and investment portfolios; and (iv) fourth, for general corporate purposes. We do not currently have any agreement or understanding to acquire any such investment advisory firm, but are constantly evaluating opportunities to do so.

Risk factors                     You should read the "Risk Factors" section
                                 beginning on page 10 before deciding to invest in the offering.

                  SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

      The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, the audited financial statements and related notes of Bancorp, appearing in the prospectus following the "Index to Consolidated Financial Statements" section. HISTORICAL INFORMATION IN THIS PROSPECTUS RELATING TO THE NUMBER OF OUTSTANDING SHARES AND PER SHARE DATA HAS BEEN ADJUSTED TO REFLECT THE 10 FOR 1 STOCK SPLIT DECLARED ON FEBRUARY 18, 2004 AND EFFECTIVE ON MARCH 19, 2004.

INCOME STATEMENT DATA

                                                                               Years Ended December 31,
                                                            -------------------------------------------------------------
(in thousands, except per share data)                           2003          2002         2001         2000         1999
                                                                ----          ----         ----         ----         ----
Interest and Dividend Income                                $ 15,752       $14,721      $13,956      $12,106      $10,468
Interest Expense                                               5,527         5,740        5,801        4,983        4,190
Provision (Credit) for Loan Losses                               (55)           50          235           34           51
Other Income                                                   4,234         3,751        3,119        2,082        1,965
Operating Expenses                                            11,541        10,284        9,168        7,656        7,145
Net Income                                                     2,042         1,666        1,367          964          678
Earnings per Common Share:
         Basic                                              $   1.16       $  0.95      $  0.78      $  0.55      $  0.46
         Diluted                                                1.13          0.93         0.77         0.55         0.41
         Dividends per Common Share                              .05           .05         0.01           --           --
         Weighted Average Common Shares Outstanding:
         Basic                                                 1,755         1,751        1,753        1,756        1,475
         Diluted                                               1,813         1,790        1,779        1,756        1,656

BALANCE SHEET DATA

                                                                       At December 31,
                                                 --------------------------------------------------------

(in thousands, except per share data)                2003        2002        2001        2000        1999
                                                     ----        ----        ----        ----        ----
Total Assets                                     $340,719    $303,505    $232,601    $176,981    $161,715
Investments                                       164,660     144,141      94,103      61,221      55,977
Loans, Net                                        156,504     136,452     117,789      98,053      88,854
Total Deposits                                    198,058     189,808     178,347     131,541     124,781
Subordinated Debentures                             9,000       9,000       3,000       3,000          --
Other Borrowed Funds                              116,735      88,632      37,676      29,495      25,507
Stockholders' Equity                               15,268      14,008      11,703      10,157       8,661
Common Shares Outstanding                           1,758       1,753       1,748       1,752       1,777
Book Value per Share (stockholders' equity
   divided by shares outstanding at end of
   year)                                             8.69        7.99        6.70        5.80        4.87

SELECTED OPERATING RATIOS

                                                                         Years Ended December 31,
                                                              ---------------------------------------------
                                                               2003      2002      2001      2000      1999
                                                               ----      ----      ----      ----      ----
Return on average assets                                        .64%      .66%      .68%      .58%      .45%
Return on average stockholders' equity                        13.96     12.87     12.17     10.58      8.11
Interest rate spread(1)                                        3.21      3.61      3.88      4.06      4.07
Net interest margin(2)                                         3.43      3.91      4.41      4.69      4.58
Non-interest income as a percentage of total revenue(3)       21.18     20.31     18.27     14.67     15.80
Non-interest income as a percentage of average assets          1.33      1.50      1.54      1.24      1.30
Non-interest expense as a percentage of average assets         3.62      4.10      4.53      4.57      4.74
Efficiency ratio(4)                                           88.67     88.92     86.34     83.41     86.92

(1) Interest rate spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

(2) The net interest margin is calculated by dividing net interest income by average interest earning assets.

(3)   Total revenue consists of interest income and non-interest income.

(4) Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income, excluding net gains on sales and calls of securities.

ASSET QUALITY RATIOS

                                                       At or for Years Ended December 31,
                                                  -----------------------------------------
                                                  2003     2002     2001     2000     1999
                                                  ----     ----     ----     ----     ----
Non-performing loans to year-end loans            0.00%    0.00%    0.09%    0.82%    1.02%
Allowance for loan losses to year-end loans        .85     1.00     1.16     1.19     1.32
Non-performing assets to total assets(1)          0.00     0.00     0.05     0.46     0.57
Net loan charge-offs to average loans             0.00     0.03     0.04     0.05     0.01

(1) Non-performing assets consist of non-accrual loans, restructured loans and foreclosed assets, where applicable.

SELECTED CONSOLIDATED CAPITAL RATIOS

                                                              At December 31,
                                               ---------------------------------------------
                                                2003      2002      2001      2000      1999
                                                ----      ----      ----      ----      ----
Total Capital (to risk weighted assets)        13.64%    14.81%    11.99%    13.55%    11.62%
Tier 1 Capital (to risk weighted assets)       10.86     11.12     10.97     12.45     10.37
Tier 1 Capital (to average assets)              5.99      6.31      6.77      7.83      6.11
Equity to assets ratio(1)                       4.48      4.62      5.03      5.74      5.36

(1)   Equity to assets ratio is year-end total equity to year-end total assets.

                               RECENT DEVELOPMENTS

      Our board of directors approved a 10-for-1 stock split in the form of a stock dividend of nine shares of common stock. The split took place on March 19, 2004. As a result of the stock split, the number of outstanding shares of the common stock increased from 175,763 to 1,757,630. HISTORICAL INFORMATION IN THIS PROSPECTUS RELATING TO THE NUMBER OF OUTSTANDING SHARES AND PER SHARE DATA HAS BEEN ADJUSTED TO REFLECT THE 10 FOR 1 STOCK SPLIT EFFECTIVE MARCH 19, 2004.

      At a shareholder meeting held on March 31, 2004, the shareholders approved an increase in the authorized common stock of Bancorp from 2,000,000 shares to 4,000,000 shares.

      On April 2, 2004, the bank purchased the assets and the liabilities of a branch office of another institution located in Cambridge, Massachusetts. Further, on or about May 15, 2004, the bank plans to open a new branch in Beverly, Massachusetts.

      The bank has entered into an agreement with a third-party landlord to lease a building in Portsmouth, New Hampshire for a new branch. An application for approval of the proposed branch has been filed with the OCC. Subject to OCC approval, the bank anticipates opening the branch in the third quarter of 2004.

      The bank has entered into an agreement with a landlord for a built-to-suit branch in northeastern Massachusetts, which branch shall be leased to the bank. The transaction is contingent upon the bank obtaining all permits and approvals required for the project and the approval of the OCC. There is no assurance that the bank will obtain such permits and approvals.

      On April 23, 2004, Bancorp released a report to its shareholders on its 2004 first quarter financial performance. That report showed consolidated net income of $353,000 and basic earnings per share of $.20 ($.19 on a diluted basis). This compares to consolidated net income of $729,000 and basic earnings per share of $.42 ($.40 on a diluted basis) for the quarter ended March 31, 2003. This decrease in net income in the lower past quarter can primarily be attributed to a one-time gain on sales of securities in the first quarter of 2003 and by increased operating costs associated with the implementation of our strategic initiatives. See "Management's Discussion and Analysis - Overview." Gains on the sales of securities fell 39.6% in the past quarter to $386,000 from $639,000. Total operating expenses in the first quarter increased 24.4% to $3.31 million from $2.66 million in the first quarter of 2003. These increases can be attributed primarily to increases in salaries due to the addition of new employees and increases in professional fees incurred in connection with the implementation of our growth plan.

      Net interest income increased in the first quarter of this year 13.5% from approximately $2.44 million to $2.77 million compared to the same period in 2003. This increase can be attributed to growth in loans and investment securities. Management believes that in the following periods of 2004, this item is likely to decrease because of the bank's recent sale of certain long-term, higher-yielding debt securities for shorter-term, lower-yielding securities as part of its effort to decrease the sensitivity of its securities portfolio to higher interest rates in the current interest rate environment. See "Risk Factors - We may be adversely affected by changes in interest rates which could decrease our net income."

      Total interest and dividend income increased 6.1% in the first quarter to $4.1 million compared with $3.86 million one year earlier. This increase can be attributed to growth in average loan balances and securities balances.

                              FIRST IPSWICH BANCORP

                           Consolidated Balance Sheets
                                    UNAUDITED

                                                                 March 31
(In thousands, except share data)                             2004       2003
                                                              ----       ----

ASSETS

Cash and cash equivalents                                 $   9,505   $  10,066
Certificate of deposit                                        2,266          --
Securities available for sale, at fair value                105,760     128,861
Securities held to maturity, at amortized cost               37,969      14,285
Federal Home Loan Bank stock, at cost                         5,590       5,248
Federal Reserve Bank stock, at cost                             489         489
Loans, net                                                  159,294     143,903
Premises and equipment, net                                   5,559       5,320
Other assets                                                  3,789       3,917
                                                          ---------   ---------
                                                          $ 330,221   $ 312,089
                                                          =========   =========
        Total assets

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                  $ 194,542   $ 188,897
Federal Home Loan Bank advances                             100,418      89,619
Other borrowed funds                                          9,421       8,352
Subordinated debentures                                       9,000       9,000
Other liabilities                                             1,142       1,811
                                                          ---------   ---------
        Total liabilities                                 $ 314,523   $ 297,679
                                                          ---------   ---------

Stockholders' equity:
     Preferred stock, $1.00 par value; 1,000,000 shares
       authorized, none issued                                   --          --
     Common stock, $1.00 par value; 4,000,000 shares
       authorized, 1,778,120 shares issued                    1,778       1,778
     Additional paid-in capital                               5,894       5,881
     Retained earnings                                        8,155       6,577
     Accumulated other comprehensive income (loss)              (18)        309
     Treasury stock, at cost (20,490 shares in 2004 and
       24,930 shares in 2003)                                  (111)       (135)
                                                          ---------   ---------
       Total stockholders' equity                            15,698      14,410
                                                          ---------   ---------

       Total liabilities and stockholders' equity         $ 330,221   $ 312,089
                                                          =========   =========

Book value per share                                      $    8.93   $    8.22

Allowance for loan losses (ALLL)                          $   1,333   $   1,372
Non-accrual loans                                         $       0   $       0
Non-performing assets                                     $       0   $       0

Net charged-off loans (recoveries)                        $      26   $      12


Non-performing assets to total assets                          0.00%       0.00%
Non-performing assets to ALLL                                  0.00%       0.00%
Leverage ratio                                                 6.22%       6.15%
Risk based capital ratio                                      14.12%      14.10%

                              FIRST IPSWICH BANCORP

                        Consolidated Statements of Income
                                    UNAUDITED

                                                              Three Months Ended
(In thousands, except per share data)                              March 31,
                                                                2004        2003
                                                                ----        ----
Interest and dividend income:
     Interest and fees on loans                               $2,523     $2,382
     Interest and dividends on securities                      1,541      1,480
     Other interest                                               34          1
                                                              ------     ------
        Total interest and dividend income                     4,098      3,863
                                                              ------     ------

Interest expense:
     Interest on deposits                                        518        665
     Interest on borrowed funds                                  663        609
     Interest on subordinated debentures                         144        147
                                                              ------     ------
        Total interest expense                                 1,325      1,421
                                                              ------     ------

Net interest income                                            2,773      2,442

Provision for loan losses                                         --         --
                                                              ------     ------

Net interest income, after provision for loan losses           2,773      2,442

Other income:
     Gain on sales and calls of securities, net                  386        639
     Service charges on deposit accounts                         286        246
     Trust fees                                                   91         84
     Non-deposit investment fees                                  93         68
     Miscellaneous                                               157        247
                                                              ------     ------
        Total other income                                     1,013      1,284
                                                              ------     ------

Operating expenses:
     Salaries and employee benefits                            1,875      1,401
     Occupancy and equipment                                     446        453
     Professional fees                                           287        175
     Other                                                       701        632
                                                              ------     ------
        Total operating expenses                               3,309      2,661
                                                              ------     ------

Income before income taxes                                       477      1,065

Provision for income taxes                                       124        336
                                                              ------     ------

        Net income                                            $  353     $  729
                                                              ======     ======

Weighted average common shares outstanding:
     Basic                                                     1,758      1,753
     Diluted                                                   1,819      1,806
Earnings per share:
     Basic                                                    $ 0.20     $ 0.42
     Diluted                                                    0.19       0.40

Return on average assets                                        0.42%      0.95%
Return on average equity                                        9.10%     21.50%
Net interest margin                                             3.81%      3.67%

                                  RISK FACTORS

      You should consider the following risk factors in addition to the other information in this prospectus before investing in the shares.

      The risk factors set forth below are cautionary statements identifying important factors that could negatively affect our results or the value of your investment in our shares or cause actual results to differ materially from those in forward-looking statements.

      An investment in the shares involves a number of risks. We urge you to carefully consider this information, together with the other information in this prospectus and in the documents that we have incorporated by reference in this prospectus.

RISKS RELATED TO BANCORP:

Because most of our loan portfolio is secured by real estate, any negative developments affecting real estate may harm our business.

      Approximately $136.1 million, or 86.2%, of our loan portfolio consists of residential and commercial loans that are secured by various types of real estate as collateral, as well as real estate loans on residential commercial properties. Because these loans rely on real estate as collateral, either totally in the case of real estate loans or partially in the case of residential or commercial loans secured by real estate, they are sensitive to economic conditions and interest rates. Real estate lending also presents additional credit related risks, including a borrower's inability to pay and deterioration in the value of real estate held as collateral.

If our allowance for loan losses is not adequate to cover actual losses, our net income may decrease.

      We are exposed to the risk that our customers will be unable to repay their loans in a timely fashion and that collateral securing the payment of loans may be insufficient to assure repayment. Borrowers' inability to repay their loans could erode our bank's earnings and capital. We maintain an allowance for loan losses to cover loan defaults. We base our allowance for loan losses on various assumptions and judgments regarding the collectability of loans, including our prior experience with loan losses, as well as an evaluation of the risks in our loan portfolio. We maintain this allowance at a level we consider adequate to absorb anticipated losses. The amount of future loan losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control. The allowance, however, is maintained at a level management believes is adequate given known circumstances but could prove to be inadequate in the event of prolonged local economic stress.

      Actual losses may exceed our estimates and we may have to increase the allowance for loan losses. This would cause us to increase our provision for loan losses, which would decrease our net income. Further, state and federal regulatory agencies, as an integral part of their examination process, review our loans and our allowance for loan losses. Regulators, when reviewing our loan portfolio, may require us to increase our allowance for loan losses, which would negatively affect our net income.

      As of December 31, 2003, our allowance for loan losses was $1,334,000. Net recoveries for the year ended December 31, 2003, were $5,000. The credit for loan loss for the year ended December 31, 2003 was unusual, and investors should not anticipate a credit in future years.

If economic conditions in Essex County, Massachusetts or southeastern New Hampshire deteriorate, our business may be negatively affected.

      Our success depends on the general economic conditions of the markets we serve. Our operations are concentrated in Essex County, Massachusetts, where 70.00% of our loan customers are located and 79.07% of our deposit customers are located, and southeastern New Hampshire, where 4.95% of our loan customers are located and 4.53% of our deposit customers are located. If economic conditions in these areas are unfavorable or deteriorate, the number of borrowers that are unable to repay their loans on a timely basis could increase. This could lead to higher rates of loss and loan payment delinquencies.

Losing key personnel will negatively affect us.

      Competition for personnel is strong in the banking industry. We may not be able to attract or retain the personnel we require to compete successfully. We currently depend heavily on the services of our chief executive officer, Donald
P. Gill, and a number of other members of our senior management team. Mr. Gill is bound by an employment agreement with the bank which has an initial term that expires in three years. Losing Mr. Gill's services or those of certain other members of senior management could affect us in a material and adverse way. Furthermore, we do not presently carry key person life insurance on Mr. Gill. Our success will also depend on attracting and retaining additional qualified management personnel.

We are controlled by major shareholders, who may exert substantial control over matters requiring shareholder approval.

      Neil St. John Raymond, a director of Bancorp, directly owns approximately 56.35% of our outstanding common stock. Furthermore, if Mr. Raymond and all others were to exercise warrants to purchase additional shares of our common stock (all of which they are currently able to exercise), Mr. Raymond would directly own 57.22% of our outstanding common stock. Further, Joseph A. Brear, Trustee of the Raymond Children's Trust (a trust for the benefit of Mr. Raymond's children), owns approximately 13.13% of our outstanding common stock. Even if neither of them purchases any shares in this offering and Mr. Raymond has not exercised his warrants, Mr. Raymond will continue to have effective control over the election of directors and other matters submitted to a vote of our stockholders, as Mr. Raymond's and Mr. Brear's percentage interests would be 48.13% and 11.21%, respectively (assuming a full subscription to the offering). This would include any unsolicited proposals by third parties to acquire Bancorp. These proposals could be voted down by Mr. Raymond whether or not such proposals were supported by stockholders generally.

There is a limited trading market for our common stock, and this may limit resale of the common stock.

      Because of the limited trading market for our shares, there is no assurance that you will be able to resell your shares of common stock for an aggregate amount per share that is equal to or more than the price in the offering should you need to sell your investment. Currently, Bancorp shares are not listed on any stock exchange, the NASDAQ(SM) market, the NASDAQ SmallCap Market(SM), or quoted on the NASD OTC Bulletin Board. This lack of a market for Bancorp's shares could negatively affect your ability to sell the stock. Also, even if there was a market for the stock, there is a lack of liquidity in the market because, as of the date hereof, only 432,376 outstanding shares of our common stock (24.6% of the outstanding shares) are held by persons other than officers and directors. There is currently no market maker for our common stock and there is no external central source of information concerning the prices and volume of trades in the stock. Following the offering, however, Bancorp intends to address certain of these factors by providing quotations of our common stock on the NASD OTC Bulletin Board. In addition, over a longer time horizon, Bancorp desires to list on the NASDAQ SmallCap Market(SM). However, there can be no guarantees that such a listing will ever occur. Furthermore, the development of a public trading market depends upon the existence of willing buyers and sellers which is not within our control. Market makers are not required to maintain a continuous two-sided market and are free to withdraw firm quotations at any time. Even with a market maker, the limited size of this offering will impede the development of an active and liquid market for common stock. Accordingly, you should carefully consider the limited liquidity of your investment in the shares.

      In the event that there are a small number of nonaffiliate purchasers and our directors and executive officers purchase a large number of shares, the marketability of our stock may be further limited due to the reselling restrictions imposed upon certain individuals, including our directors and executive officers, under federal securities laws. Under Rule 144 of the SEC, during any three month period, a director or executive officer may sell no more than the greater of (i) 1% of outstanding shares, or (ii) the average weekly trading volume for our stock during the preceding four weeks. If these restrictions on resale are applicable to the holders of a large percentage of our shares or a large percentage of our shareholders (as is the case now), the marketability of our shares may be further reduced. Accordingly, before purchasing, you should consider the limited trading market for the shares and be financially prepared and able to hold your shares for an indefinite period. See "Market for Common Stock."

The offering price of the common stock may not be indicative of the future price of our common stock.

      Because there is no active trading market for our common stock, the board of directors established the offering price based on factors it considered appropriate. Also, there is no underwriter involved in this offering. When an underwriter is involved, the offering price typically reflects market forces at work because the underwriter works with the issuer to price the offering, based on factors that include demand for the shares from securities dealers and the underwriter's analysis of the issuer's financial performance. Although imperfect, this process provides some protection that the offering price is the market price. Accordingly, we cannot assure you that if you purchase common stock in the offering you will later be able to sell it at or above the purchase price. See "Determination of Offering Price."

Without a minimum offering amount, the proceeds of this offering may not be enough to implement Bancorp's growth plan, in which case the return to investors may be small.

      Without a requirement to raise a minimum amount in the offering, the funds raised may not be sufficient to undertake the acquisition of an investment advisory firm and other growth plans contemplated by management. If Bancorp does not have sufficient capital to move forward with its growth plans, the return to investors may be small, if any. Bancorp may have to obtain additional capital on terms which are not favorable to Bancorp. Mr. John Coughlin, one of our directors has indicated a present intention to purchase enough shares so that the offering will yield at least $3.5 million, which we believe to be adequate to acquire an investment advisory firm meeting our acquisition profile. Nevertheless, the intention of this director is not binding.

If we do not purchase an investment advisory firm, we may use 100% of the funds in our discretion for any corporate purpose.

      We intend to use a majority of the proceeds of this offering for the acquisition of a registered investment advisory firm. However, market or other conditions may preclude us from doing so. In such case, we may use some or all such proceeds for general corporate purposes with the goal of growing the bank, either internally or through acquisitions, and to increase our capital to permit us to make loans in larger amounts. Because of the uncertainty involved in purchasing an investment advisory firm and our discretion to use the proceeds in the absence of a favorable transaction, there is no assurance that you will agree with the uses we choose to make of these funds. See "Use of Proceeds."

Recent accounting changes may give rise to a future regulatory capital event that may reduce our consolidated capital ratios.

      As of December 31, 2003, we have issued $9 million in subordinated debentures to First Ipswich Capital Trusts I and II, a portion of which we treat as Tier 1 regulatory capital to the extent allowable by the Board of Governors of the Federal Reserve System ("FRB") capital guidelines. See "Subordinated Debentures-Trust Preferred." In January 2003, the Financial Accounting Standards Board, the "FASB," issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") that addresses the consolidation rules to be applied to "variable interest entities" such as the trusts. Bancorp applied
FIN 46 as of December 31, 2003. Application of FIN 46 resulted in us no longer consolidating such subsidiaries, but recording them on the equity method.

      At December 31, 2003 trust preferred securities aggregating $5,097,000 were included in our Tier 1 capital, as current requirements of the Board limit the amount of trust preferred securities included in Tier 1 to no more than 25% of Tier 1 capital.

      Given the issues raised by FIN 46 and other factors, there could be a change to the regulatory capital treatment of trust preferred securities issued by subsidiaries of U.S. bank holding companies. Specifically, it is possible that the FRB may conclude that the use of trust preferred securities as Tier 1 capital should be substantially restricted or eliminated. If the FRB determined that trust preferred securities could not be included in Tier 1 capital as of December 31, 2003, Bancorp's Tier 1 capital to average total assets ratio would decrease from 5.99% to 4.49%, which would still meet minimum regulatory requirements.

      However, the FRB's proposal announced on May 6, 2004 allows the continued inclusion of outstanding and prospective issuances of trust preferred securities in the Tier 1 capital of bank holding companies such as Bancorp, subject to stricter quantitative and qualitative standards. The FRB also proposes to revise the quantitative limits applied to the aggregate amount of trust preferred securities and certain other elements included in the Tier 1 capital of bank holding companies. The quantitative limits would become effective after a three year transition period. In addition, the FRB is proposing to revise the qualitative standards for trust preferred securities and other elements of regulatory capital consistent with longstanding FRB policies. The FRB announced that these revisions are being proposed to address supervisory concerns, competitive equity considerations and changes in generally accepted accounting principles (such as FIN 46). The FRB has asked for comments by July 11, 2004 on these proposed revisions before it adopts revisions. After the comment period, the FRB could adopt the proposed revisions without substantial changes or could adopt more restrictive revisions.

      If the FRB's proposed revisions of its standards for the inclusion of trust preferred securities in Tier 1 capital are adopted, they will not affect Bancorp's Tier 1 capital until 2007 and only as a result of goodwill treatment, which is not expected to be material. In addition, future earnings accumulation and the anticipation of additional common capital by 2007 are expected to offset the impact of the change in goodwill treatment.

RISKS RELATED TO THE BANKING INDUSTRY AND AFFECTING US:

We may be adversely affected by changes in interest rates, which could decrease our net interest income.

      We may not be able to effectively manage changes in interest rates that affect what we charge as interest on our earning assets and the expense we must pay on interest-bearing liabilities, which may significantly reduce our earnings. In addition, there are costs associated with our risk management techniques, and these costs could be material. Fluctuations in interest rates are not predictable or controllable. Therefore, there can be no assurances of our ability to continue to maintain a consistent positive spread between the interest earned on our earning assets and the interest paid on our interest-bearing liabilities.

      Our profitability is based in part on the difference or "spread" between the interest rates we earn on investments and loans we make and the interest rates we pay on deposits and other interest-bearing liabilities. Like most banks, our net interest spread and margin is affected by general economic conditions and other factors that influence market interest rates and by our ability to respond to changes in interest rates. At any given time, our assets and liabilities are affected differently by a given change in interest rates, principally because we do not match the maturities of our loans and investments precisely with our deposits and other funding sources. As a result, an increase or decrease in interest rates could have a material adverse effect on our net income, capital and liquidity.

      We have recently restructured our securities portfolio to make it less sensitive to the possibility of rising interest rates in the future. Accordingly, we may experience a decrease in interest income from our securities portfolio in the short term. If interest rates do not increase as we have anticipated, or instead decrease, then our net interest margins may decline until interest rates increase and/or strategies are modified.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We have used and incorporated by reference "forward-looking statements" in this offering memorandum. Words such as "believes," "expects," "may," "will," "should," "projected," "contemplates" or "anticipates" may constitute forward-looking statements. These statements are subject to risks and uncertainties that could cause our actual results to differ materially. We have used these statements to describe our expectations and estimates in various areas, including:

      o our overall business conditions, particularly in the markets in which we operate,

      o     fiscal and monetary policy,

      o     the market for loan originations and purchases,

      o     competitive products and pricing,

      o     credit risk management, and

      o     changes in regulations affecting financial institutions.

      Our actual results could vary materially from the future results covered in our forward-looking statements. The statements in the "Risk Factors" section are cautionary statements identifying important factors, including certain risks and uncertainties that could cause our results to vary materially from the future results covered in such forward-looking statements. Other factors, such as the general state of the United States economy, could also cause actual results to vary materially from the future results covered in such forward-looking statements. We disclaim any obligation to announce publicly future events or developments that affect the forward-looking statements in this offering memorandum.

      No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering of the capital securities. If given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the shares in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, imply that there has not been any change in the facts in this prospectus or our affairs since the date of this prospectus.

                                 USE OF PROCEEDS

      Assuming that the offering will be fully subscribed, we estimate the net proceeds from the sale of the shares we are offering will be approximately $3,641,500 million, assuming an offering price of $13.00 per share and after deducting estimated offering expenses of approximately $258,500. We intend to contribute all of the net proceeds to the bank as a capital contribution. We intend to use proceeds contributed to the bank as follows: (i) first, to acquire a registered investment advisory firm (if market conditions are favorable for such an acquisition); (ii) second, to provide capital to the bank to support growth and additional branch locations; (iii) third, to expand the bank's loan and investment portfolios; and (iv) fourth, for general corporate purposes. At the current time, we do not have any agreements or understandings to acquire an investment advisory firm, but are constantly evaluating opportunities to do so.

                         DETERMINATION OF OFFERING PRICE

      Our board of directors set the offering price for the shares of common stock at $13.00 per share. The board appointed a pricing committee to make a recommendation to the board based on the committee's evaluation of those factors which would affect the offering price. In setting the offering price, the board of directors considered our present earnings and prospects for future earnings, the prospects of the banking industry in which we compete, the prices at which the stock of our competitors trade and the board of directors' belief that there will be a demand for shares of our common stock. Based upon these considerations, the committee and the board fixed the per share offering price at $13.00 which is approximately 1.5 times Bancorp's book value per share at December 31, 2003 and 11.2 times Bancorp's 2003 base earnings per share.

                           MARKET FOR THE COMMON STOCK

      There currently is no market for any of our securities. Although Bancorp intends to request a registered broker-dealer to provide quotations of our common stock on the NASD OTC Bulletin Board following the closing of this offering, there can be no assurances that an active and liquid market will develop for the common stock. See "Risk Factors - There is a limited trading market for our common stock, and this may limit resales of the common stock."

      Shareholders are entitled to receive dividends as are declared by the board of directors out of funds available for the payment of dividends. Our payment of dividends may be subject to the approval of the Federal Reserve Bank. For the last nine (9) fiscal quarters, Bancorp has paid a dividend on its common stock equal to $0.0125 per share. We intend to continue to pay dividends quarterly.

      As of the date of this prospectus, there are:

      o 162,000 shares of common stock that are subject to outstanding options or warrants convertible thereinto;

      o approximately 432,470 shares of common stock that could be sold without restriction pursuant to Rule 144 as promulgated under the Securities Act;

      o no shares of common stock that Bancorp has agreed to register under the Securities Act for the benefit of a securities holder; and

      o     approximately 293 holders of the shares of our common stock.

      As of December 31, 2003, there were no securities issued under an equity compensation plan. See "Executive Compensation - Compensation Pursuant to Stock Option Plans."

                                    DILUTION

      The following shows the weighted average price paid by officers, directors, promoters and affiliated persons who purchased shares of Bancorp's common stock since 1999:

                Year                                      Price
                ----                                      -----
                1999                                      $6.00
                2000                                       4.97
                2001                                       5.76
                2002                                       7.29
                2003                                       8.25

      In December 2000, directors and affiliated persons received warrants in connection with the issuance of trust preferred securities. The exercise price was $5.555 per share. See "Description of Bancorp's Securities - Warrants Issued with Trust Preferred."

                                 CAPITALIZATION

      The following table sets forth our consolidated capitalization as of December 31, 2003, on an actual basis and on a pro forma basis as adjusted to give effect to the sale of 150,000 shares and 300,000 shares, respectively, in this offering, assuming an offering price of $13.00 per share and estimated offering expenses of $259,000. You should read this information together with our consolidated financial statements and related notes, which are included elsewhere in this prospectus.

                                                                                        At December 31, 2003
                                                                                -------------------------------------
                                                                                           Pro Forma      Pro Forma
                                                                                           50% of the     100% of the
                                                                                 Actual    shares sold    shares sold
                                                                                 ------    -----------    -----------

Long-Term Debt:
   Guaranteed preferred beneficial interests in our subordinated
     debentures(1) ..........................................................   $  9,000     $ 9,000        $ 9,000
                                                                                --------     -------        -------
Stockholders' equity:
   Preferred stock, $1.00 par value; 1,000,000 shares authorized,
     none issued ............................................................         --          --             --
   Common stock, $1.00 par value; 4,000,000 shares authorized,
     1,778,120, 1,928,120 and 2,078,120 shares issued, respectively .........      1,778       1,928          2,078
   Additional paid-in capital ...............................................      5,894       7,436          9,236
   Retained earnings ........................................................      7,826       7,826          7,826
   Accumulated other comprehensive loss .....................................       (119)       (119)          (119)
   Treasury stock, at cost (20,490 shares) ..................................       (111)       (111)          (111)
                                                                                --------     -------        -------
Total stockholders' equity ..................................................     15,268      16,960         18,910
                                                                                --------     -------        -------
Total guaranteed preferred beneficial interests on our subordinated
   debentures and stockholders' equity ......................................   $ 24,268     $25,960        $27,910
                                                                                ========     =======        =======
Consolidated capital ratios:(2)
   Total Capital (to risk-weighted assets) ..................................      13.64%      14.41%         15.29%
   Tier 1 Capital (to risk-weighted assets) .................................      10.86%      11.65%         12.55%
   Tier 1 Capital (to average assets) .......................................       5.99%       6.45%          6.98%

(1) The subordinated debentures are the primary asset of certain affiliated trusts whose obligations have been guaranteed by Bancorp. $3,000,000 of these debentures will mature on December 29, 2030, with the remaining $6,000,000 maturing on September 25, 2032. See "Description of Bancorp's Securities - Subordinated Debentures - Trust Preferred."

(2) The newly issued common stock is treated as Tier 1 capital for risk-based and leverage capital ratios.

      The following table sets forth our capital ratios as of December 31, 2003, and as adjusted to give effect, after deducting estimated offering expenses of $259,000, to the sale of 150,000 shares and 300,000 shares offered by this prospectus at an assumed price of $13.00 per share, as well as the minimum required regulatory capital. This table assumes that 100% of the net proceeds received from the offering were used to acquire a registered investment advisory firm.

                                                                  At December 31, 2003
                                             ------------------------------------------------------------------
                                                          Adjusted to Reflect Sale of
                                                        -------------------------------           Minimum
RISK BASED CAPITAL:                          Actual     50% of shares    100% of shares    Capital Requirements
                                             ------     -------------    --------------    --------------------
Total Capital (to risk-weighted assets)      13.64%         14.41%            15.29%              8.00%
Tier 1 Capital (to risk-weighted assets)     10.86%         11.65%            12.55%              4.00%
Tier 1 Capital (to average assets)            5.99%          6.45%             6.98%              4.00%

                              PLAN OF DISTRIBUTION

RIGHTS OFFERING:              We are offering for sale non-transferable
                              subscription rights to purchase 300,000 shares of Bancorp common stock at a price of $13.00 per share. Initially, Bancorp is making this offer exclusively to our shareholders on a best efforts basis. No commission fees will be paid to underwriters, brokers, or dealers in connection with the sale of shares being offered. The offering is expected to terminate on June 18, 2004, 5:00 p.m. eastern daylight savings time.
                              We may extend this termination date without notice to you until June 30, 2004. There is no public market for our common stock.

ELIGIBLE SHAREHOLDER
RIGHTS OFFERING:              Only shareholders who own Bancorp's shares on May
                              10, 2004 will be entitled to subscribe for shares in the rights offering. Some shareholders may not be entitled to subscribe for shares if they reside in a state in which this offering is not qualified or otherwise prohibited by the laws of a state.

BASIC SUBSCRIPTION RIGHTS:    Subject to the minimum subscription amount set
                              forth below, each shareholder will be entitled to a basic subscription right to subscribe for and purchase the same percentage of the 300,000 shares being offered as is equal to the shareholder's percentage of the current outstanding shares of Bancorp's stock. The shareholder shall be entitled to purchase an additional share if the shareholder's percentage of the offering results in a fractional share. This basic subscription right can be determined as follows: (i) divide your current number of shares by 1,757,630
                              (current outstanding shares) and (ii) multiply that sum by 300,000 (amount of shares in this offering). For instance, the percentage interest of a shareholder owning 100 shares pre-offering would be .0000568 % giving this shareholder the basic right to subscribe for 18 shares in this offering.

MIMIMUM SUBSCRIPTION
AMOUNT FOR SHAREHOLDERS
OWNING LESS THAN
100 SHARES                    If the number of shares owned by a shareholder
                              prior to the offering is less than one hundred
                              (100), then, in order to participate in this offering, the shareholder must purchase a minimum number of shares equal to the greater of (i) the number of shares the shareholder is entitled to purchase in the rights offering described above or
                              (ii) 100 minus the number of shares held by the shareholder prior to the offering. Although there is no present intention on the part of Bancorp to apply for listing on the NASDAQ SmallCap
                              Market(SM), Bancorp would like to take steps to allow itself the opportunity to do so. Among the requirements for listing on the NASDAQ SmallCap
                              Market(SM), is a provision that applicant companies have at least 300 non-management shareholders each holding at least 100 shares or more. Accordingly, the minimum subscription amount provided in this offering has been implemented in an effort to increase the number of non-management shareholders with holdings of 100 shares or more.
                              Nevertheless, management expects that following this offering, Bancorp will continue not to meet this specific NASDAQ SmallCap Market(SM) listing standard.

UNSUBSCRIBED SHARES:          If there are any unsubscribed shares, shareholders
                              who exercised all basic subscription rights to which they were entitled to will have oversubscription rights to subscribe for additional shares. If the shares subscribed for in the exercise of oversubscription rights exceed the number of unsubscribed for shares, the unsubscribed shares will be allocated pro rata among all shareholders who have exercised the oversubscription privilege.

                              If there are any unsubscribed shares after the exercise of the basic and oversubscription rights, Bancorp may, on a best efforts basis, offer unsold shares to individuals, corporations, partnerships or other entities, including Bancorp's officers and directors and the Bank's employees, officers, directors, as Bancorp in its sole discretion may determine. To be eligible to participate in the general offering, a participant must subscribe for at least one hundred (100) shares. Bancorp contemplates that sales of unsubscribed shares may be made for a period of up to ten (10) days after the closing of the rights offering. All of these remaining shares shall be offered at the subscription price.

INTENTION OF MANAGEMENT:      The directors and executive officers of Bancorp
                              and the bank have individually notified us of their present intentions to subscribe for shares.
                              The total number of shares which the directors and executive officers intend, in the aggregate, to subscribe for is 64,674 of the available shares, including any oversubscription rights. In addition, if the rights offering does not yield net proceeds equal to $3,500,000, Mr. John
                              Coughlin, a director of Bancorp has committed to purchase enough shares in the general offering so that the offering will yield net proceeds of at least $3,500,000.

HOW TO SUBSCRIBE:             If you wish to purchase shares, you must complete
                              and sign the subscription agreement accompanying this prospectus and deliver the completed subscription agreement to Bancorp prior to the termination date of the offering, together with payment in full of the subscription price of all shares subscribed for. Payment must be by check or bank draft drawn upon a U.S. bank, payable to "First Ipswich Bancorp." If you wish to wire funds to us, you may call Bancorp at 978-356-3700 to obtain wiring instructions. If paying by uncertified personal check, you should allow at least five business days prior to the termination date for the funds to clear.

                              The address to which subscription agreements and payment of the subscription price should be delivered is:

                                    First Ipswich Bancorp
                                    31 Market Street
                                    Ipswich, Massachusetts 01938
                                    Attention: Tammy Hartmann, Clerk
                                    Telephone: 978-356-3700

                              We recommend that you send your subscription agreement and payment by registered mail, return receipt requested, and allow a sufficient number of days for delivery and clearance of payment prior to the termination date of the offering. THE FULL SUBSCRIPTION PRICE FOR THE SHARES SUBSCRIBED MUST BE INCLUDED WITH THE SUBSCRIPTION AGREEMENT. FAILURE TO INCLUDE THE FULL SUBSCRIPTION PRICE WITH THE SUBSCRIPTION AGREEMENT MAY CAUSE US TO REJECT THE SUBSCRIPTION.

ACCEPTANCE, CANCELLATION
AND REFUNDING OF
SUBSCRIPTIONS:                Although subscribers may not revoke their
                              subscriptions, subscription agreements are not binding on us until we accept them. We reserve the right to reject, at our sole discretion, any subscription agreement or to allot a smaller number of shares than the number for which a person has subscribed. We will promptly return funds provided as part of an oversubscription that are not honored.

ISSUANCE OR
TRANSFER OF SHARES:           The shares to be purchased upon exercise of the
                              subscription rights will not be issued or transferred by us until the closing of this offering.

                             DESCRIPTION OF BUSINESS

FIRST IPSWICH BANCORP

      Organized in 1985, we are a Massachusetts chartered bank holding company headquartered in Ipswich, Massachusetts. As a bank holding company, we are subject to regulation by the FRB. Through our wholly-owned subsidiary, The First National Bank of Ipswich, we provide community banking services to our principal market areas of northeastern Massachusetts and southeastern New Hampshire.

THE FIRST NATIONAL BANK OF IPSWICH

      The bank was founded in 1892. The bank is a national banking association chartered under the National Bank Act. Its deposits are insured by the FDIC, and it is subject to regulation by the Office of the Comptroller of the Currency ("OCC") and the FDIC. The bank offers a full range of retail banking services to individuals, businesses, and nonprofit organizations through eleven (11) banking offices located in northeastern Massachusetts and southeastern New Hampshire. Such services include a wide range of retail checking and savings accounts, loans, safe deposit facilities, and automated teller machines at selected branch locations.

      The bank also provides lending, depository and related financial services to commercial, industrial, financial, and governmental customers. These services include short- and long-term loans and revolving credit arrangements, letters of credit, inventory and accounts receivable financing, real estate construction lending, and mortgage loans.

      The bank's trust department offers a wide range of trust services to individuals, corporations, municipalities and charitable organizations. The bank acts as trustee of personal, corporate, and other trusts, provides investment advisory and custody services, acts as executor, administrator and trustee of estates, and may act as transfer agent for Bancorp. The market value of assets under administration in the bank's trust department was $54.6 million at December 31, 2003.

      As of December 31, 2003, the bank employed 100 full-time and 27 part-time employees. None of these employees is covered by a collective bargaining agreement and we believe that our employee relations are good.

      The bank's operations are based upon our belief that a need exists in our marketplace for a locally-based provider of financial services. The bank is focused on serving the financial needs of individuals, including high net-worth individuals, small to medium-sized businesses, and professional practices. We believe that our marketplace welcomes an institution which strives to provide timely and personalized services and direct access to decision makers. We believe that this opportunity has been amplified by the significant amount of bank consolidation in our marketplace. Further, economic growth has created a growing number of consumers and businesses in need of high quality banking and other financial services delivered with personalized attention. We determined that we would need additional capital to fund the acquisition of an investment advisory firm, continued expansion of our branch network and other potential growth initiatives.

      During the past three years, the bank has opened or acquired branches in the following locations:

      o     Londonderry, New Hampshire            o     Salem, New Hampshire

      o     Manchester, New Hampshire             o     Cambridge, Massachusetts

      o     Newington, New Hampshire

      The bank offers the commercial, consumer, and mortgage-lending products typically offered by community banks. We believe that we have distinguished ourselves from our competitors through prompt service and customized lending products. The bank's lending activities are oriented to the small-to-medium sized businesses, high net worth individuals and professional practices located in our market area, as well as to consumer and retail customers living and working in the bank's market area. The bank concentrates on customer relationships in building our customer deposit base and competes aggressively in the area of transaction accounts.

      We are highly involved in the communities we serve through our participation in and sponsorship of civic and charitable activities. We believe this demonstrates our commitment to serving the communities in which we do business, enhances our image in the community, develops brand awareness, creates customer loyalty and assists in the development of our business. Our business strategy for the future is to capitalize on the opportunities in our area, which arise as a result of economic growth and consolidation, as well as through the contacts of our directors, officers and other associates of the bank.

      We believe that we are able to compete favorably with our competitors because we provide responsive personalized services through management's knowledge and awareness of our service area, customers and businesses. We believe that our approach to building our franchise, our focus on service and our commitment to the community, when coupled with the application of sound banking principles, will create value for our shareholders.

LENDING ACTIVITIES

      The bank provides to its customers a full range of short- to medium-term commercial, mortgage, construction and consumer loans, both secured and unsecured. A significant portion of the loan portfolio consists of commercial and residential mortgage loans in Ipswich and surrounding communities.

      LOAN COMPOSITION. The following table sets forth at the dates indicated our loan portfolio composition by type of loan:

                                                                        At December 31,
                           -----------------------------------------------------------------------------------------------------
                                  2003                  2002                 2001                2000                1999
                                  ----                  ----                 ----                ----                ----
                                       Percent              Percent              Percent             Percent             Percent
                                       of                   of                   of                  of                  of
                                       Total                Total                Total               Total               Total
                            Amount     Loans      Amount    Loans     Amount     Loans    Amount     Loans     Amount    Loans
                            ------     -----      ------    -----     ------     -----    ------     -----     ------    -----
(in thousands)
Commercial real estate     $ 53,415    33.84%   $ 47,442    34.43%   $ 37,105    31.14%   $25,705    25.89%   $23,677    26.28%
Residential real estate      56,683    35.91      54,985    39.90      48,841    41.00     44,972    45.30     41,247    45.77
Construction                 17,570    11.13      11,243     8.16       7,833     6.58     10,389    10.47      5,399     5.99
Commercial                   19,468    12.33      14,667    10.64      15,206    12.76     10,258    10.33     11,269    12.51
Home equity                   8,429     5.34       7,081     5.14       7,021     5.89      5,192     5.23      5,566     6.18
Consumer                      2,279     1.45       2,377     1.73       3,122     2.63      2,752     2.78      2,956     3.27
                           --------   ------    --------   ------    --------   ------    -------   ------    -------   ------
  Total loans               157,844   100.00%    137,795   100.00%    119,128   100.00%    99,268   100.00%    90,114   100.00%
                                      ======               ======               ======              ======              ======
Net deferred origination
  costs (fees)                   (6)                  41                   37                 (34)                (69)
Allowance for loan
  losses                     (1,334)              (1,384)              (1,376)             (1,181)             (1,191)
                           --------             --------             --------             -------             -------
Loans, net                 $156,504             $136,452             $117,789             $98,053             $88,854
                           ========             ========             ========             =======             =======

      The following table sets forth the maturity ranges of certain components of our loan portfolio at December 31, 2003.

                         Within 1 year   1 to 5 years    After 5 years     Total
                         -------------   ------------    -------------     -----
(in thousands)
Construction                    $1,111        $13,152           $3,307   $17,570
Commercial                       8,590          4,607            6,271    19,468

      The following table sets forth certain loans with fixed and variable rates having contractual maturities greater than one year at December 31, 2003:

                                        Fixed Rate     Variable Rate       Total
                                        ----------     -------------       -----
(in thousands)
Construction                                $  961           $15,498     $16,459
Commercial                                   9,061             1,817      10,878

      COMMERCIAL LOANS. The bank has made and anticipates continuing to make commercial loans. Commercial loans include both secured and unsecured loans for working capital, expansion, and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. The bank also makes term commercial loans secured by equipment, real estate and marketable securities. Lending decisions are based on an evaluation of the financial strength, cash flow, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, the bank requires personal guarantees and secondary sources of repayment. Historically, commercial loans provide greater yields and reprice more frequently than other types of loans, such as real estate loans. More frequent repricing means that yields on our commercial loans adjust with changes in interest rates. Commercial loans are generally deemed to entail significantly greater risk than residential real estate or consumer lending. The repayment of commercial loans typically is dependent on the successful operations and income stream of the borrower or entity. These risks can be significantly affected by economic conditions, as well as the borrower's skill and ability in running their business. In addition, commercial lending generally requires substantially greater oversight efforts compared to residential real estate lending.

      REAL ESTATE LOANS. Real estate loans are made for purchasing, constructing and refinancing 1-4 family and commercial properties. The bank offers fixed and adjustable rate options.

      The bank has made, and anticipates continuing to make, commercial real estate loans. This lending has involved loans secured principally by commercial buildings for office, storage and warehouse space. The bank generally requires the personal guaranty of borrowers and a demonstrated cash flow capability sufficient to service the debt. Loans secured by commercial real estate may be in greater amount and involve a greater degree of risk than one to four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties. Real estate loans are subject to risks associated with the economic conditions in our market area, to a potential rise in interest rates and to potential dramatic decreases in real estate values. In addition, the repayment of commercial real estate loans is typically dependent on the income stream and successful operations of the borrowers. The repayment of residential real estate loans is dependent on the personal financial condition of the borrowers.

      CONSUMER. Consumer loans are loans to individuals and consist primarily of credit card loans and miscellaneous other consumer loans, unsecured loans and automobile loans. Consumer loans are subject to risks associated with unsecured loans and with loans secured by rapidly depreciating assets, such as automobiles. In the case of secured loans, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance since there is a greater likelihood of damage, loss or depreciation of the underlying collateral. Further, consumer loan collections are dependent on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

      HOME EQUITY LINES OF CREDIT. Home equity lines of credit are loans issued to consumers as first or second liens on 1-4 family residential properties. These loans may be used for a variety of purposes, including for home improvement and other personal needs. We believe the home equity lending we do lends itself better to creating a fuller and longer term banking relationship with the consumer and providing cross marketing opportunities. These loans may entail similar risks as those associated with consumer and installment loans, including the dependence on the borrower's continuing financial stability. Further, the risk to the bank is greater than that inherent in the single family residential real estate portfolio when the security for home equity lines of credit is not the first lien on the property and therefore ultimate collection of amounts due may be dependent on whether any value remains after collection by a holder with a higher priority than the bank. Finally, the application of various laws, including Federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered in the event of default.

      LOAN APPROVALS. The bank's loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the type of loans we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to the bank, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the board of directors of the bank. The bank supplements its own supervision of the loan underwriting and approval process with periodic loan reviews by independent, outside professionals experienced in loan review work.

NONPERFORMING ASSETS

      The following table sets forth, for the periods indicated, information about our nonaccrual loans, restructured loans, other real estate owned, and total nonperforming assets.

                                                                At December 31,
                                               --------------------------------------------------
(dollars in thousands)                          2003      2002         2001       2000       1999
                                                ----      ----         ----       ----       ----
Nonaccrual loans                               $  --    $   --    $     109    $   816    $   922
Other real estate owned                           --        --           --         --         --
Troubled debt restructurings                      --        --          308         --         74
Loans past due 90 days or more and still
   accruing                                       19         5           11         25        369
Non-accrual loans to total loans                0.00%     0.00%        0.09%      0.82%      1.02%
Non-performing assets to total assets           0.00%     0.00%        0.05%      0.46%      0.57%
Allowance for loan losses as a percentage of
   non-performing loans                          n/a       n/a     1,262.39%    144.73%    129.18%

      Our financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless a loan is placed on non-accrual basis. Loans are placed on non-accrual status when there are serious doubts about the collectibility of principal or interest. In general, a loan is placed on nonaccrual status when the loan becomes past due 90 days. Loans are also placed on nonaccrual status in cases where there is uncertainty as to whether the borrower can satisfy the contractual terms of the loan agreement. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. Potential problem loans are loans which are currently performing and are not included in nonaccrual or restructured loans above, but about which we have serious doubts as to the borrower's ability to comply with present repayment terms. These loans are likely to be included later in nonaccrual, past due or restructured loans, so they are considered by management in assessing the adequacy of the allowance for loan losses. At December 31, 2003, no loans had been identified as potential problem loans which caused management to have serious doubts regarding the ability of such borrowers to comply with the present loan repayment terms.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

      The allowance for loan losses is based on estimates, and ultimate losses may vary from the current estimates. The adequacy of the allowance is evaluated regularly by management. As adjustments become necessary, they are reported in operations for the period in which they become known. Losses are charged against the allowance when management believes that collection is doubtful. Key elements of the estimates, including those used in independent appraisals, are dependent upon the economic conditions prevailing at the time of the estimates. The inherent uncertainties in the assumptions relative to real estate project sales, prices or rental rates and the ability of various borrowers to continue to perform under their current contractual lending arrangements may result in results which defer from those projected by management.

      The allowance consists of specific, general and unallocated loss components. The specific loss component relates to loans that are classified as doubtful, substandard or special mention. Classified loans relate to individually identified borrowers and relationships that exhibit potential repayment deficiencies. These loans are identified through the ongoing loan review process that takes into account various factors such as borrower payment history, financial status and collateral shortfalls. In reviewing these loans, management determines, on a case-by-case basis, the need for specific reserves. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. In determining the general component, the portfolio is segmented by various loan types that contain similar attributes. These individual types are evaluated for historical loss experience. The resultant historical loss percentage is then adjusted for various qualitative factors. Qualitative factors reviewed include the following:

      o     Levels and trends in delinquencies and impaired loans
      o     Levels and trends in charge-offs
      o     Trends in volume and terms of loans
      o Effects of changes in underwriting standards, policy exceptions, and lending policy
      o     Experience of lending management staff
      o     Economic trends
      o     Industry conditions
      o     Effects of changes in credit conditions

      An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specified and general losses in the portfolio. The ongoing level of the allowance for loan losses, loan underwriting standards and identification of classified loans are periodically reviewed by independent, outside professionals experienced in loan review work.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES BY CATEGORY

                                                                              At December 31,
                                      ---------------------------------------------------------------------------------------------
                                           2003               2002               2001               2000               1999
                                           ----               ----               ----               ----               ----
                                               % of               % of               % of               % of               % of
                                               Loans to           Loans to           Loans to           Loans to           Loans to
                                               Total              Total              Total              Total              Total
                                      Amount   Loans     Amount   Loans     Amount   Loans     Amount   Loans     Amount   Loans
                                      ------   -----     ------   -----     ------   -----     ------   -----     ------   -----
(dollars in thousands)
Balance applicable to:
  Commercial real estate loans       $  470    33.84%   $  431    34.43%   $  526    31.14%   $  397    25.89%   $  462    26.28%
  Residential real estate loans (1)     206    41.25       131    45.04       331    46.89       295    50.53       252    51.95
  Construction loans                    132    11.13        82     8.16        80     6.58       128    10.47        54     5.99
  Commercial loans                      183    12.33       144    10.64       169    12.76       117    10.33       202    12.51
  Consumer loans                        170     1.45       159     1.73       108     2.63       100     2.78       113     3.27
  Unallocated                           173                 --      437        --      162        --      144        --      108
                                     ------   ------    ------   ------    ------   ------    ------   ------    ------   ------
  Total allowance for loan losses    $1,334   100.00%   $1,384   100.00%   $1,376   100.00%   $1,181   100.00%   $1,191   100.00%
                                     ======   ======    ======   ======    ======   ======    ======   ======    ======   ======

(1)   Includes home equity lines of credit.

      The following table presents, for the periods indicated, information regarding changes in the allowance for loan losses:

                                                                 Years Ended December 31,
                                             ---------------------------------------------------------------
(in thousands)                                  2003          2002          2001          2000          1999
                                                ----          ----          ----          ----          ----
Balance at the beginning of the year         $ 1,384       $ 1,376       $ 1,181       $ 1,191       $ 1,150
Charge-offs:
  Commercial real estate                          --            --           (24)           --            --
  Consumer                                       (53)          (84)          (52)          (52)          (91)
  Commercial                                      --           (20)           --            --            --
                                             -------       -------       -------       -------       -------
Total charge-offs                                (53)         (104)          (76)          (52)          (91)
                                             -------       -------       -------       -------       -------

Recoveries:
  Residential real estate                         --            --            --            --            81
  Commercial real estate                          --            --            30            --            --
  Commercial                                      26            26            --            --            --
  Consumer                                        32            36             6             8            --
                                             -------       -------       -------       -------       -------
Total recoveries                                  58            62            36             8            81
                                             -------       -------       -------       -------       -------

Net (charge-offs) recoveries                       5           (42)          (40)          (44)          (10)
Provision (credit) for loan losses               (55)           50           235            34            51
                                             -------       -------       -------       -------       -------
Balance of allowance at the end of the
   year                                      $ 1,334       $ 1,384       $ 1,376       $ 1,181       $ 1,191
                                             =======       =======       =======       =======       =======
Ratio of net charge-offs to average
   loans outstanding                            0.00%         0.03%         0.04%         0.05%         0.01%
Allowance for loan losses as a percent
   of total loans at the end of the year        0.85%         1.00%         1.16%         1.19%         1.32%

INVESTMENT ACTIVITIES

      Our portfolio of investment securities consists primarily of U.S. Government Agency securities.

      Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. All other securities are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss).

      Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Although none have been recognized in 2003 or 2002, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary would be reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

      The following table summarizes, at the dates indicated, the amortized cost and fair market value of securities.

                                                                           At December 31,
                                          ------------------------------------------------------------------------------
                                                    2003                        2002                      2001
                                                    ----                        ----                      ----
                                          Amortized                    Amortized                 Amortized
                                             Cost      Fair Value        Cost      Fair Value       Cost      Fair Value
                                             ----      ----------        ----      ----------       ----      ----------
(in thousands)
Securities available for sale:
-----------------------------
U.S. Government agency obligations         $ 22,545     $ 22,773       $    500     $    513       $16,199     $16,402
Corporate bonds                                  --           --          2,520        2,584         4,349       4,560
Trust preferred securities                   14,171       14,094         10,755       10,758            --          --
Mortgage-backed securities                   78,038       77,857        104,220      105,235        38,953      38,720
Municipal bonds                                 639          626             --           --            --          --
                                           --------     --------       --------     --------       -------     -------
   Total debt securities                    115,393      115,350        117,995      119,090        59,501      59,682
Marketable equity securities                     84           98            298          309            --          --
Agency preferred stock                        1,770        1,598          9,860        9,791        18,596      18,300
                                           --------     --------       --------     --------       -------     -------
   Total securities available for sale     $117,247     $117,046       $128,153     $129,190       $78,097     $77,982
                                           ========     ========       ========     ========       =======     =======

Securities held to maturity:
---------------------------
U.S. Government agency obligations         $  3,000     $  2,918       $     --     $     --       $    92     $    99
Municipal bonds                              16,325       16,071          6,382        6,355           885         895
Mortgage-backed securities                   19,892       19,673          3,667        4,082         9,788       9,903
                                           --------     --------       --------     --------       -------     -------
    Total securities held to maturity      $ 39,217     $ 38,662       $ 10,049     $ 10,437       $10,765     $10,897
                                           ========     ========       ========     ========       =======     =======

      The following table summarizes debt securities by contractual maturity date, with weighted average yields, at December 31, 2003.

                                        ----------------------------------------------------------------------------------------
                                                              More than One Year   More than Five Years
                                        One Year or Less        To Five Years           To Ten Years         More than Ten Years
                                        ----------------------------------------------------------------------------------------
                                                Weighted              Weighted                 Weighted                Weighted
                                         Book    Average       Book    Average        Book      Average        Book     Average
                                         Value    Yield        Value    Yield        Value       Yield        Value      Yield
                                        ----------------------------------------------------------------------------------------
(in thousands)
Securities available for sale(1):
-----------------------------
U.S. Government agency
   obligations                            $ --      --%        $8,998   3.08%       $13,547      5.01%       $    --       --%
Trust preferred securities                  --      --             --     --             --        --         14,171     4.95%
Mortgage-backed securities                  --      --            539   3.16%        10,221      4.27%        67,278     4.66%
Municipal bonds                             --      --             --     --             --        --            639     2.84%
                                          ----    ----         ------               -------                  -------
  Total securities available for sale     $ --                 $9,537               $23,768                  $82,088
                                          ====                 ======               =======                  =======

Securities held to maturity:
---------------------------
U.S. Government agency
    obligations                           $ --      --%        $   --     --%       $ 3,000      3.50%       $    --       --%
Municipal bonds                             45    5.27%           437   5.13%         1,063      1.72%        14,780     4.44%
Mortgage-backed securities                  --      --            535   6.62%            54      6.50%        19,303     7.62%
                                          ----                 ------               -------                  -------
  Total securities held to maturity       $ 45                 $  972               $ 4,117                  $34,083
                                          ====                 ======               =======                  =======

(1) Yields on these exempt obligations were not computed on a tax equivalent basis.

      The following table summarizes securities by issuer (excluding securities issued by U.S. Government Agencies), at December 31, 2003, which represent investments greater than 10% of stockholders' equity:

                                                 Amortized Cost      Fair Value
                                                 --------------      ----------
(in thousands)
Issuer
------
Countrywide Home Loans                                   $2,421          $2,410
Preferred Term Securities VIII, Ltd.                      4,500           4,486
I-Preferred Term Securities I, Ltd.                       2,200           2,203
I-Preferred Term Securities II, Ltd.                      4,000           3,958

BORROWINGS

      The following table presents information regarding certain borrowed funds at or for the years ended on the dates indicated:

                                                                             Years Ended December 31,
                                                                         -------------------------------
(in thousands)                                                              2003        2002        2001
                                                                            ----        ----        ----
Securities sold under agreements to repurchase:
  Average balance outstanding                                            $ 9,220     $ 8,633     $ 9,049
  Maximum amount outstanding at any month-end during the year             10,542       8,808      10,828
  Balance outstanding at the end of the year                              10,542       8,611       7,774
  Weighted average interest rate during the year                            2.06%       2.36%       3.66%
  Weighted average interest rate at the end of the year                     2.06%       2.06%       2.24%

Federal Home Loan Bank short-term advances:
  Average balance outstanding                                            $42,628     $ 7,048     $ 7,423
  Maximum amount outstanding at any month-end during the year             57,422      38,082      17,000
  Balance outstanding at the end of the year                              57,422      38,082           0
  Weighted average interest rate during the year                            1.21%       1.59%       2.94%
  Weighted average interest rate at the end of the year                     1.13%       1.43%       0.00%

      Securities sold under agreements to repurchase are funds borrowed from customers on an overnight basis that are secured by U.S. Government agency obligations. The amount of securities collateralizing the agreements to repurchase remains in securities and the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets.

      Federal Home Loan Bank ("FHLBB") advances are utilized as a compliment to the bank's deposit balances to leverage the balance sheet and enhance net interest income. The bank also has an available line of credit with the FHLBB at an interest rate that adjusts daily. Borrowings under the line are limited to 2% of the bank's total assets. There were no advances outstanding under the line of credit at December 31, 2003 and 2002. All borrowings from the FHLBB are secured by a blanket lien on qualified collateral, defined principally as 75% of the carrying value of first mortgage loans on owner-occupied residential property.

DEPOSIT ACTIVITIES

      We offer a variety of deposit programs to individuals and to small-to-medium size businesses, professional practices and other organizations. Our range of deposit services includes non-interest bearing checking accounts, interest bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by management based on competitive market factors and the desire to increase or decrease certain types or maturities of deposits.

      The following table sets forth the average balances and weighted average rates paid for each deposit category for the periods indicated:

                                                              Years Ended December 31,
                                      -----------------------------------------------------------------------
                                              2003                     2002                     2001
                                              ----                     ----                     ----
                                                  Weighted                 Weighted                 Weighted
                                      Average      Average     Average      Average     Average      Average
                                      Balance     Rate Paid    Balance     Rate Paid    Balance     Rate Paid
                                      -------     ---------    -------     ---------    -------     ---------
(dollars in thousands)
Non-interest bearing accounts        $ 35,225       0.00%     $ 31,034       0.00%     $ 30,928       0.00%
Savings accounts                       28,793       0.62        24,813       1.04        20,409       1.87
NOW accounts                           34,765       0.23        33,057       0.33        27,788       0.64
Money market deposit accounts          41,184       1.53        31,984       2.45        20,330       3.57
Certificates of deposit                55,073       2.80        62,285       3.68        42,460       5.02
                                     --------                 --------                 --------
   Total                             $195,040                 $183,173                 $141,915
                                     ========                 ========                 ========

      The following table indicates the amount of our certificates of deposit with balances of $100,000 and over by time remaining until maturity as of December 31, 2003.

      Maturity period:                                                  Amount
      ----------------                                                  ------

      (dollars in thousands)
      Three months or less                                              $ 4,641
      Over three months through six months                                  957
      Over six months through twelve months                               2,606
      Over twelve months                                                  2,440
                                                                        -------
      Total                                                             $10,644
                                                                        =======

BANKING TECHNOLOGY

      We offer internet banking and bill payment services to our customers. The bank also offers telephone banking through our call center service program to retain and expand our customer base. The bank has ATM facilities at each of its existing banking offices. The bank has stand-alone ATM facilities throughout our market area. The bank's ATM cards are linked to systems allowing the bank's customers to withdraw funds from any ATM machine honoring those systems.

      We offer customers modern banking services without forsaking community values such as prompt, personal service and friendliness. We offer many personalized services and attract customers by being responsive and sensitive to their individualized needs. We believe our approach to business builds goodwill among our customers, shareholders, and the communities we serve that results in referrals from shareholders and satisfied customers. We also rely on traditional marketing to attract new customers. To enhance a positive image in the community, we support and participate in local events and our officers and directors serve on boards of local civic and charitable organizations.

MARKET AREA

      The bank's primary market area consists of the Massachusetts communities of Ipswich, Rowley, Essex, Newburyport, Gloucester, Cambridge, and, upon the opening of our newest branch in May of 2004, Beverly, and other communities adjacent to and in close proximity to these communities. Our secondary market area consists of the New Hampshire communities of Londonderry, Manchester, Newington and Salem, and other communities adjacent to and in close proximity to these communities, as well as other surrounding communities located in the north shore area of Massachusetts and southeastern New Hampshire. In addition to its main office, the bank also operates full service branch offices in the Massachusetts communities Cambridge, Gloucester, Essex, Newburyport and Rowley as well as the New Hampshire communities of Londonderry, Manchester, Newington and Salem.

      The banking business in the bank's primary market area is highly competitive. The bank competes actively with other banks, as well as with other financial institutions engaged in the business of accepting deposits or making loans and providing trust services. Competitors include commercial banks, savings banks, savings and loan associations, mortgage banking companies, finance companies, trade unions, brokerage firms, insurance companies, money market funds, and mutual funds.

      Many of the bank's competitors may have greater financial and other resources than does the bank. Among the advantages which such competitors may have are their ability to conduct large advertising campaigns and to allocate investment assets, including loans, to regions of highest demand and yield. Such competitors may have greater lending limits than does the bank and perform certain other functions which the bank does not directly offer.

      The Massachusetts economy suffered a larger percentage decline in employment from the 2001 recession than any other state in New England or the country. All industries experienced declines in job growth. The worst job losses were in natural resources, and high technology manufacturing. The Massachusetts unemployment rate was 5.7% at December 31, 2003, the same as the national rate of 5.7%. The primary market area had an unemployment rate of 5.04%. The primary market area has been insulated somewhat from the recession due to its diverse economy that includes tourism, and farming as well as businesses that serve communities in the local area.

      There were two industries in the primary market area that did not have economic downturns. They are the financial activities section and the construction sector. Employment gains were also noted in the education and health services sector.

      The 2002 average annual wages in the primary market area is $38,155, which is still below the statewide figure of $44,982.

      The dramatic increase in home sales is consistent with regional growth pressure and demand for a limited inventory of affordable homes. Rental housing in eastern Massachusetts has become more expansive in recent years. Pressure on suburban rental markets has risen, as housing availability grows tighter in urban areas.

      The local market has no low income areas and only a few moderate income areas. Low interest rates intensified refinancing activity and competition for loans. Commercial lending demand has cooled during the current recession. The occupancy rate for commercial properties in the bank's primary market area as of December 31, 2003, was approximately 22.4%, as compared with 22.2% in all of Massachusetts.

COMPETITION

      We operate in a highly competitive environment competing for deposits and loans with commercial banks, thrifts and other financial institutions, many of which have greater financial resources than we do. Many large financial institutions compete for business in our service area. In addition, in November 1999, the Gramm-Leach-Bliley Financial Modernization Act of 1999 was passed into law. The Act permits insurance companies and securities firms, among others, to acquire financial institutions and has increased competition within the financial services industry. Certain of our competitors have significantly higher lending limits than we do and provide services to their customers that we do not offer.

      Our primary market area competition consists primarily of other small and mid-size community banks, be it in the form of co-operative banks, commercial banks, or savings banks. Each of these community financial organizations in each of our markets generally offers similar products at similar rates. The increasing presence of aggressive regional and national banking companies has increased the competitive landscape. Our share of deposits in Essex County, Massachusetts as of June 30, 2003, was 1.29%, and in each of Rockingham and Hillsborough counties of New Hampshire was less than 1.0%. As of June 30, 2003, we did not have a presence in Middlesex County, Massachusetts, but with the acquisition of Atlantic Bank of New York's Cambridge branch, we gained a presence in Middlesex County. We purchased the Cambridge branch on April 2, 2004, which held 0.04% of that county's market share as of June 30, 2003. We estimate that our market share in Middlesex County is approximately the same as that of Atlantic Bank of New York in June of 2003.

      We believe that we are able to compete favorably with our competitors because we provide responsive personalized services through management's knowledge and awareness of our market area, customers and businesses.

IMPACT OF INFLATION AND CHANGING PRICES

      A commercial bank has an asset and liability composition that is distinctly different from that of a company with substantial investments in plant and inventory because the major portion of its assets is monetary in nature. As a result, a bank's performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor, which may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

AVERAGE BALANCE AND AVERAGE RATES EARNED AND PAID

      The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, interest rate spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Average loans include non-accruing loans, the effect which is to lower the average rates shown.

                                                                      Years Ended December 31,
                               -----------------------------------------------------------------------------------------------------
                                              2003                               2002                               2001
                                              ----                               ----                               ----
                               Average                Average    Average               Average     Average                 Average
                               Balance   Interest   Yield/Cost   Balance    Interest  Yield/Cost   Balance     Interest   Yield/Cost
                               -------   --------   ----------   -------    --------  ----------   -------     --------   ----------
(dollars in thousands)
ASSETS:
Interest-earning assets:
  Short-term investments      $    475    $     4       0.84%    $  2,031    $    32     1.58%     $  1,926     $    69      3.58%
  Certificate of deposit           417         27       6.47           --         --       --            --          --        --
Investment securities:
  Taxable                      135,587      5,130       3.78       97,230      5,112     5.26        72,827       4,862      6.69
  Tax-exempt                    13,422        615       4.58        1,384         68     4.91         1,428          67      4.69
  Loans, net                   148,450      9,976       6.72      129,042      9,509     7.37       108,721       8,958      8.22
                              --------    -------                --------    -------               --------     -------
Total interest-earning
  assets                       298,351     15,752       5.28      229,687     14,721     6.41       184,902      13,956      7.54
                                          -------                            -------                            -------
Non-interest-earning
  assets                        20,843                             20,867                            17,477
                              --------                           --------                          --------
TOTAL ASSETS                  $319,194                           $250,554                          $202,379
                              ========                           ========                          ========

LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing
  liabilities:
  Savings accounts            $ 28,793    $   178       0.62%    $ 24,813    $   259     1.04%     $ 20,409     $   381      1.87%
  NOW accounts                  34,765         81       0.23       33,057        108     0.33        27,788         177       .64
  Money market deposit
    Accounts                    41,184        631       1.53       31,984        785     2.45        20,330         725      3.57
  Certificates of deposit       55,073      1,544       2.80       62,285      2,292     3.68        42,460       2,132      5.02
                              --------    -------                --------    -------               --------     -------
     Total interest-bearing
       deposit accounts        159,815      2,434       1.52      152,139      3,444     2.26       110,987       3,415      3.08
  Federal Home Loan
     Bank advances              89,339      2,321       2.60       39,158      1,704     4.35        35,145       1,741      4.95
  Other borrowed funds           9,441        192       2.03        8,944        208     2.33         9,505         345      3.63
  Subordinated debentures        9,000        580       6.44        4,611        384     8.33         3,000         300     10.00
                              --------    -------                --------    -------               --------     -------
  Total interest-bearing
    Liabilities                267,595      5,527       2.07      204,852      5,740     2.80       158,637       5,801      3.66
                                          -------                            -------                            -------
Noninterest-bearing
  Deposits                      35,225                             31,034                            30,928
Other liabilities                1,751                              1,726                             1,584
                              --------                            -------                           -------
Total liabilities              304,571                            237,612                           191,149
Total stockholders'
  Equity                        14,623                             12,942                            11,230
                              --------                            -------                           -------
TOTAL LIABILITIES &
  STOCKHOLDERS'
  EQUITY                      $319,194                           $250,554                          $202,379
                              ========                           ========                          ========
Net interest income                       $10,225                            $ 8,981                            $ 8,155
                                          =======                            =======                            =======
Interest rate spread                                    3.21%                            3.61%                               3.88%
                                                      ======                           ======                              ======
Net interest margin                                     3.43%                            3.91%                               4.41%
                                                      ======                           ======                              ======
Ratio of average
  interest-earning
  assets to interest-
  bearing liabilities                                 111.49%                          112.12%                             116.56%
                                                      ======                           ======                              ======

RATE/VOLUME ANALYSIS

      The following tables analyze the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The tables distinguish between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate) and (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated proportionately to both the changes attributable to volume and the changes attributable to rate.

                                                     Year Ended
                                                 December 31, 2003
                                                         vs.
                                                 December 31, 2002
                                                Increase (Decrease)
                                                 Due to Changes In:
                                      -----------------------------------------
                                      Average Volume     Average Rate     Total
                                      --------------     ------------     -----
(in thousands)
INTEREST INCOME:
Short-term investments                     $   (17)         $   (11)    $   (28)
Certificate of deposit                          14               13          27
Investment securities:
  Taxable                                    1,686           (1,668)         18
  Tax-exempt                                   552               (5)        547
Loans, net                                   1,351             (884)        467
                                           -------          -------     -------
    Total interest income                    3,586           (2,555)      1,031
                                           -------          -------     -------

INTEREST EXPENSE:
Savings accounts                                37             (118)        (81)
NOW accounts                                     5              (32)        (27)
Money market deposit accounts                  189             (343)       (154)
Certificates of deposit                       (245)            (503)       (748)
                                           -------          -------     -------
  Total interest-bearing deposit accounts      (14)            (996)     (1,010)
Federal Home Loan Bank advances              1,514             (897)        617
Other borrowed funds                            11              (27)        (16)
Subordinated debentures                        299             (103)        196
                                           -------          -------     -------
  Total interest expense                     1,810           (2,023)       (213)
                                           -------          -------     -------
Change in net interest income              $ 1,776          $  (532)    $ 1,244
                                           =======          =======     =======

                                                     Year Ended
                                                  December 31, 2002
                                                         vs.
                                                  December 31, 2001
                                                 Increase (Decrease)
                                                 Due to Changes In:
                                      -----------------------------------------
                                      Average Volume   Average Rate       Total
                                      --------------   ------------       -----
(in thousands)
INTEREST INCOME:
Short-term investments                       $     4        $   (41)      $ (37)
Investment securities:
  Taxable                                      1,423         (1,773)        250
  Tax-exempt                                      (2)             3           1
Loans, net                                     1,544           (993)        551
    Total interest income                      2,969         (2,204)        765
                                             -------        -------       -----

INTEREST EXPENSE:
Savings accounts                                  70           (192)       (122)
NOW accounts                                      29            (98)        (69)
Money market deposit accounts                    332           (272)         60
Certificates of deposit                          826           (666)        160
                                             -------        -------       -----
  Total interest-bearing deposit accounts      1,257         (1,228)         29
Federal Home Loan Bank advances                  187           (224)        (37)
Other borrowed funds                             (21)          (116)       (137)
Subordinated debentures                          141            (57)         84
                                             -------        -------       -----
  Total interest expense                       1,564         (1,625)        (61)
                                             -------        -------       -----
Change in net interest income                $ 1,405        $  (579)      $ 826
                                             =======        =======       =====

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following presents management's discussion and analysis of our financial condition and results of operations and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in the forward-looking statements as a result of various factors, including those discussed in "Risk Factors" and "Special Note Regarding Forward-Looking Statements" sections of this prospectus. All per share data has been adjusted to give retroactive effect to the 10-for-1 stock split effected as of March 19, 2004. A discussion of Bancorp's results for the first quarter of 2004 appears in the "Recent Developments" section set forth above.

Critical Accounting Policies

      Management's discussion and analysis of Bancorp's financial condition and results of operations are based on the consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to the allowance for loan losses. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis in making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from the amount derived from management's estimates under different assumptions or conditions. Management believes the following critical accounting policy represents the more significant estimate used in the preparation of the consolidated financial statements.

      Allowance for Loan Losses. The allowance for loan losses, established through a charge or credit to the provision for loan losses, is based on management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management regularly evaluates the allowance for adequacy by taking into consideration (1) specific reserves on individual loans, determined on a case-by-case basis, (2) general reserves on various loan types that contain similar attributes, determined based on historical loss experience and (3) other qualitative factors, such as, among others, economic, industry and loan portfolio trends. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The level of the allowance is periodically reviewed by independent, outside professionals experienced in loan review work, and by regulatory authorities. The use of different estimates or assumptions could produce different provisions for loan losses. Refer to the "Description of Business - Analysis of Allowance of Loan Losses" section for a detailed description of management's estimation process and methodology related to the allowance for loan losses.

Overview

      Bancorp's primary business strategy is through its subsidiary the bank, to operate as an independent well-capitalized local commercial bank dedicated to the needs of its personal and business customers. This strategy primarily involves raising deposits from the general public and investing these funds in a variety of loan products. Bancorp is personally devoted to its customer base by offering prompt and quality service and competitive products, while also investing heavily in the communities it serves.

      To ensure efficient use of available capital, Bancorp prudently utilizes excess capital to invest in a variety of investment securities in order to generate incremental income, manage interest rate risk, and put to work available liquidity. Bancorp also utilizes wholesale funding sources to complement and supplement the composition and quantity of retail funding.

      Bancorp's primary business lines are commercial lending, retail banking, and investment services. In addition to these primary services, Bancorp offers on-line banking services, business and personal credit cards, and a variety of additional products and services. Bancorp offers a wide array of commercial loan products, residential loan products, and construction loan products and is targeting geographic growth in new markets as well as increased penetration in existing markets.

      Bancorp's primary goal is to generate sustained, profitable growth by increasing our loan and deposit market share in the communities it serves. Bancorp is also targeting growth in its fee-based businesses of investment management and trust, retail deposit services, retail investment services, and credit card services. Management continually seeks and analyzes opportunities to enhance its existing products and services, as well as introduce new ones. Bancorp is also focused on investing in new technology to improve its delivery channels and otherwise improve its service to its customers.

      Bancorp maintains a stable and growing source of deposit funding in its Essex County, Massachusetts branch offices and a growing deposit share in its southern New Hampshire offices. Bancorp has committed to opening several new retail branches in 2004 targeting geographic growth in both loan balances and deposit balances. Rapid retail expansion may offer significant long-term growth and earnings benefits. It also entails certain risks including that expense growth may exceed projections, deposits may not be raised at a reasonable cost, in a reasonable time or in a reasonable amount, and new loans may not be generated in a quantity or of the quality anticipated by management.

      Bancorp's total assets increased $37.2 million, or 12%, since December 31, 2002 to $340.7 million as of December 31, 2003. The increase in total assets relates to an increase in net loans of $20.1 million, or 15%, to $156.5 million and an increase in investment securities of $21.0 million, or 15%, to $164.6 million. The increase in net loans was due primarily to increases in commercial loans and commercial real estate loans. The increase in investment securities was due primarily to an increase in U.S. Government Agency obligations. The increase in net loans and investment securities was partially offset by a decrease in cash and due from bank balances, increasing the ratio of earning assets to total assets.

      Deposit balances increased $8.3 million since December 31, 2002, or 4%, to $198.1 million as of December 31, 2003. The increase in deposit balances was due primarily to an increase in both regular savings account balances and money market deposit balances. Time deposit balances decreased $2.8 million, or 5%, to $52.2 million reflecting management's intention to limit the growth of premium rate accounts. Short-term borrowings, comprised substantially of short term wholesale funding, increased $15.3 million, or 32%, to $62.3 million as of December 31, 2003. The growth in short-term funding has been utilized to supplement retail deposit growth and produce favorable spreads on incremental asset growth during a protracted low interest rate environment.

      As a result of Bancorp's decision to make investments in new initiatives to support future long term growth, Bancorp's net income may be uneven during the short term. The expenses associated with these investments may reduce increases in earnings or cause a decrease in net income during the short term.

      Management expects that there will be a decrease in Bancorp's net income in 2004, as compared with 2003. Several factors are expected to contribute to that decrease. During 2004, Bancorp does not expect to generate as much income from the sale of securities as it had in 2003. In addition, Bancorp will have higher expenses during 2004, as compared to 2003, because of the additional personnel the bank hired during the past twelve months.

      Management intends to continue with its plan of branch expansion in 2004. While assets may increase as a result of the addition of new deposits, earnings may be reduced due to the additional costs associated with staffing new locations and ongoing operational costs such as rent, supplies, etc., until the new branches reach their objective for deposits and loans. In addition, net interest income will likely be reduced in the short term because we have recently restructured our securities portfolio to make it less sensitive to the possibility of rising interest rates in the future and intend to offer premium rates or specials on deposits. We also incur one-time startup costs such as marketing and legal costs. See "Risk Factors - We may be adversely affected by changes in interest rates, which could decrease our net interest income."

      Management believes that the acquisition of a registered investment advisory firm will have several benefits. If consummated, an acquisition will likely diversify our sources of income through our entrance into a new line of business. The acquisition is also likely to enhance the bank's ability to increase its deposit base and fee income through the offering of private banking and other services to the existing clients of the advisory firm. Additionally, the bank may increase its fee income upon the acquisition by providing investment advisory services to the bank's current customers, including its trust clients. The bank believes its focus on individual client services rather than volume of clients will offer it a competitive advantage relative to the larger banks in the metropolitan Boston area offering investment advisory services. If an acquisition is made in the third or fourth quarters of 2004, management expects the financial impact on Bancorp to be negative as unamortizable costs related to the acquisition will reduce earnings. Thereafter, management expects that the financial impact of an acquisition to be positive, as increased deposits and fee income are realized.

Comparison of Operating Results for the Years ended December 31, 2003 and December 31, 2002

      Bancorp earned $2.0 million for the years ended December 31, 2003, a return on average assets of .64%, as compared to $1.7 million, or .66%, for the same period in 2002. Net income increased primarily due to the increase in Bancorp's earning assets to $321.2 million in the first quarter of 2003, an increase of $40.6 million, or 15%. Net income in 2003 was $376,000 (23%) higher than 2002 due primarily to growth in net interest income, associated with higher average assets, and higher investment securities gains. This was partially offset by higher operating expenses associated with staffing and other investments in infrastructure to support continued growth.

      Asset quality continues to be strong as evidenced by zero non-performing loans as December 31, 2003 and December 31, 2002. The allowance for loan losses is considered adequate by management at .85% and 1.00% of gross loans at December 31, 2003 and December 31, 2002, respectively. The allowance for loan losses as a percent of gross loans has decreased as a result of continued high credit quality and a resultant reduction in the unallocated allowance amount.

Net Interest Income

      Earnings of Bancorp are substantially driven by net interest income, which increased $1.2 million, or 14%, in 2003 to $10.2 million. This increase was largely due to the aforementioned growth in earning asset balances, primarily loan and investment securities balances, partially offset by a slight decrease in the net interest margin on average earning assets from 3.91% in 2002 to 3.43% in 2003. The net interest margin has been maintained despite monetary conditions that have translated into a historically low yield curve for an extended period of time.

Interest and Dividend Income

      Interest and dividend income totaled $15.8 million in 2003, an increase of $1.0 million, or 7%, from 2002. The yield on average earning assets was 5.28% in 2003, down from 6.41% in 2002. As a result of competitive factors and unprecedented refinancing activity, loan yields decreased in 2003. Commercial mortgage loan yields decreased from 8.23% in 2002 to 7.48% in 2003. Average earning assets increased $68.7 million, or 30%, to $298.4 million in 2003.

      Average loan balances increased to $148.5 million in 2003 from $129.0 million in 2002. This increase consisted primarily of an increase in average commercial mortgage loans to $50.8 million in 2003 from $40.4 million in 2002, and an increase in average construction loans to $15.0 million in 2003 from $10.4 million in 2002. The average yield on loans was 6.72% in 2003 compared to 7.37% in 2002.

      Average investment securities increased to $149.9 million in 2003 from $100.6 million in 2002, due to a higher growth in available funding sources and increased balance sheet leverage. The average yield on investment securities was 3.85% in 2003 compared to 5.18% in 2002. The decrease in yields on investment securities was primarily the result of a historically low interest rate environment and management strategies to reduce the overall duration of the portfolio.

Interest Expense

      Total interest expense decreased $213,000, or 4%, to $5.5 million in 2003. This decrease was due primarily to a significantly lower cost on all funding sources due to the interest rate environment, despite an increase of $62.7 million, or 31%, in average interest-bearing liabilities to $267.6 million. The average rate paid on interest-bearing liabilities decreased to 2.07% in 2003 from 2.80% in 2002, due primarily to continued success in retaining checking account balances, growth in regular savings balances, and an increase in short wholesale funding.

      Average interest-bearing deposits increased to $159.8 million in 2003 from $152.1 million in 2002, due primarily to increases in regular savings and money market deposits balances. Due partly to a decrease in higher yielding term certificate accounts, the protracted low interest rate environment in 2003 resulted in a weighted average rate paid on interest-bearing deposits in 2003 of 1.52%, as compared to 2.26% in 2002. Average non-interest bearing deposits increased to $35.2 million in 2003 from $31.0 million in 2002.

      Average short-term borrowings (which consists primarily of repurchase agreements) were $9.4 million and $8.9 million for 2003 and 2002, respectively. The weighted average rate paid on such borrowings was 2.03% and 2.33%, respectively.

      Average Federal Home Loan Bank advances amounted to $89.3 million in 2003 and $39.2 million in 2002. The weighted average rate paid on such borrowings was 2.60% in 2003 and 4.35% in 2002.

Loan Loss Provision

      The loan loss provision (credit) represents a charge (credit) to current earnings and an increase (decrease) in the allowance for loan losses. The credit for loan losses was $55,000 in 2003 as compared to a provision for loan losses of $50,000 in 2002. The timing and amount of loan loss provisions is based on management's assessment of the credit risk inherent in the loan portfolio. The credit for loan losses taken in 2003 was the result of two loan recoveries during the year. When the recoveries were received, the current level of the allowance for loan losses was reviewed and it was deemed prudent to take a credit as the allowance continues to operate with an adequate unallocated component. An assessment of the credit risk is based on a number of factors, including the level and trends of non-performing assets, growth in loan balances, the composition of the loan portfolio, loan concentrations and other credit risks, economic conditions, and underwriting policies and guidelines. As of December 31, 2003, the allowance for loan losses was $1.3 million, while non-performing loans were zero. Non-performing loans as a percent to total loans were zero at December 31, 2003 and December 31, 2002. Net charge-offs (recoveries) were ($5,000) in 2003 and $42,000 in 2002. Recognition of Bancorp's sustained credit quality resulted in a reduction of the unallocated portion of the allowance during 2003.

Non-Interest Income

      Non-interest income consists principally of service charges on deposit accounts, gains on investment securities, and other fees and commissions. Non-interest income increased $483,000, or 13%, in 2003 to $4.2 million. Service charges on deposit accounts increased $119,000, or 11%, to $1.2 million due primarily to growth in the number and volume of checking and other deposit accounts and retail branch expansion. On an ongoing basis, management evaluates service charges on deposits and adjusts fees charged as necessary in response to changing market conditions. With the continued increases in the bank's branch network, service charges are expected to continue to grow in the future. Gains on the sale of securities increased $277,000, or 24%, to $1.4 million. Sales of securities are a result of current portfolio strategies and market conditions. There are no assurances that gains will continue to be realized in the future.

Non-Interest Expense

      Non-interest expense increased $1.3 million, or 12%, to $11.5 million in 2003 versus $10.3 million in 2002. Salaries and benefits expense increased $810,000, or 15%, to $6.2 million in 2003. This increase was due primarily to investment in infrastructure staff positions to support substantial growth plans. Occupancy and equipment expense increased $213,000, or 13%, to $1.9 million due primarily to an increase in branch lease costs and expansion of the ATM network. Marketing and advertising expense increased $108,000, or 36%, to $412,000 due to creation of a new marketing campaign and theme. With the planned increases in bank branches in 2004 and beyond, we anticipate that non-interest expense will continue to increase.

Provision for Income Taxes

      Bancorp's effective tax rate was 31.3% in 2003 and 30.5% in 2002. The slight increase is due to higher relative growth in taxable investments and higher pre-tax earnings in 2003.

Liquidity

      Bancorp maintains sufficient liquidity to manage its daily cash needs associated with the bank's deposit flows and loan funding requirements. The bank's primary sources of funds on a daily basis are deposit inflows, payments on amortizing investment securities, and prepayments and amortization on loans. The bank has substantial borrowing capacity with the Federal Home Loan Bank of Boston and other correspondents on an overnight and term basis. As of December 31, 2003, the bank had additional available borrowing capacity with the Federal Home Loan Bank of approximately $31 million and available brokered deposit capacity of $40 million. The bank also maintains a majority of its investment securities in U.S. Government agency bonds, which can be readily converted to cash if needed.

      The bank has commitments to originate loans and to advance funds on outstanding loans. The bank also has on occasion commitments under standby letters of credits. As of December 31, 2003, the bank had commitments under standby letters of credit in the amount of $60,000. As of December 31, 2003, the bank had commitments to originate loans and to advance funds on outstanding loans in the amount of $36,813,000. These loans include consumer loans, commercial real estate loans, equity loans, lines of credit and residential construction loans. See Note 11 to the Consolidated Financial Statements.


Capital Resources

      Bancorp and the bank are subject to various regulatory capital requirements as prescribed by federal banking agencies. These guidelines are used to evaluate capital adequacy based primarily on the perceived credit risk associated with balance sheet assets, as well as certain off-balance sheet exposures such as unused loan commitments, interest rate risk management tools, and commitments to originate loans. These risk-based capital guidelines are supplemented by a leverage ratio requirement. The capital ratios of the bank currently exceed the minimum capital requirements to be categorized under the highest regulatory classification of "Well-Capitalized". At December 31, 2003, the bank had a Tier 1 leverage capital to average total assets ratio of 6.82%, which was in excess of the "Well-Capitalized" minimum of 5.0%. The total capital to risk-weighted assets ratio of the bank was 13.08% at December 31, 2003, also in excess of the "Well-Capitalized" minimum of 10.0%.

      At December 31, 2003, Bancorp had a total capital to risk-weighted assets ratio of 13.64%, which was well in excess of the minimum capital requirements of 8.0%. The Tier 1 capital to risk-weighted assets ratio of Bancorp was 10.86% at December 31, 2003, also well in excess of the minimum capital requirement of 4.0%. The Tier 1 average leverage capital to average total assets ratio of 5.99% was also in excess of the 4.0% minimum capital requirement.

      If the federal banking regulators determine, as discussed in the "Risk Factors" section (above), that trust preferred securities should no longer be includible in Bancorp's Tier 1 capital, such a determination would negatively impact Bancorp's capital adequacy ratios, and its ability to continue its steady growth and expansion would be negatively impacted. If the Board determined that trust preferred securities could not be included in Tier 1 capital as of December 31, 2003, Bancorp's Tier 1 average leverage capital to average total assets ratio would decrease from 5.99% to 4.49%, which would still meet minimum regulatory requirements. The adverse effect of an overall exclusion of trust preferred securities would be mitigated by Bancorp's ability to raise additional Tier 1 capital through means which may include (1) the issuance of additional common stock in connection with the likely exercise of outstanding warrants in December, 2004, with approximate proceeds of $900,000, and (2) the sale of additional common stock in the future. However, if the Board's proposed revisions of its standards for the inclusion of trust preferred securities in Tier 1 capital (as discussed in the "Risk Factors" section above) are adopted, they will not affect Bancorp's Tier 1 capital until 2007 and only as a result of goodwill treatment, which is not expected to be material. In addition, future earnings accumulation and the anticipation of additional common capital by 2007 are expected to offset the impact of the change in goodwill treatment.

Return on Equity and Assets

      The following table summarizes various operating ratios of Bancorp for the periods indicated:

                                                    Years Ended December 31,
                                                    ------------------------
                                                    2003      2002      2001
                                                    ----      ----      ----
Return on average total assets (net income
  divided by average total assets)                   .64%      .66%      .68%
Return on average stockholders' equity (net
  income divided by average stockholders' equity)  13.96%    12.87%    12.17%
Equity to assets (average stockholders' equity
  divided by average total assets)                  4.58%     5.17%     5.55%
Dividend payout ratio (dividends per share
  divided by diluted earnings per share)            4.42%     5.38%     1.62%

Off-Balance Sheet Arrangements

      The bank issues standby letters of credit from time-to-time on an infrequent basis. Standby letters of credit are conditional commitments issued by the bank to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Asset/liability Management

      It is our objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established loan, investment, liquidity, interest rate risk and capital policies. Interest rate risk is inherent in banking and can not be avoided. Certain of our officers are responsible for monitoring policies and risk limits to ensure acceptable asset/liability mix as well as to respond to changes in market conditions and the behavior of balance sheet components.

      The primary goal of interest rate risk management is to maintain acceptable interest rate risk exposure within the risk limits prescribed by the asset/liability committee and the board of directors while maximizing current earnings. Our asset/liability position is monitored on a regular basis with several reports that summarize the bank's interest rate risk, currently and in future periods, using various market interest rates and spread assumptions. The nature and extent of interest rate risk is dependent upon the expected behavior of assets and liabilities in various rate scenarios, the relative willingness for risk, the likelihood and magnitude of the direction of, and changes in, future interest rates and anticipated growth in deposit and/or lending products.

      In 2003 and 2002, management and the board of directors opted to maintain a liability sensitive position to capitalize on the earning benefit of this position, without unduly compromising interest rate risk or liquidity or the future ability to shift to a more neutral or asset sensitive position as prospects for higher interest rates become more apparent. The primary tool for assessing and monitoring interest rates is income simulation. Management also uses gap analysis and economic value of equity. The objective of these models is to monitor interest rate sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will re-price or mature within the time period analyzed. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or re-price within such time period.

      A simple interest rate "gap" analysis by itself is not an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features which may limit changes in interest rates. Loan and investment prepayments, the elasticity in certain deposit balances and other factors could deviate significantly from those assumed in calculating the interest rate gap and the income simulation. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase. Changes in interest rates also can affect the average life of, and demand for, loans and mortgage-related securities. In a declining interest rate environment, for example, a financial institution is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on the paid-off loans.

      As of December 31, 2003, we had a negative interest rate gap (interest rate-sensitive liabilities exceed interest rate-sensitive assets) of 4% of total assets in the one-year time frame. Our earnings could be adversely affected in periods of rising interest rates because, during such periods, the interest expense paid on deposits and borrowings could increase more rapidly than the interest income earned on loans and investments. While management takes measures to mitigate interest rate risk on an ongoing basis, we cannot assure you that such measures will be effective in minimizing our exposure to interest rate risk and maximizing our net interest income.

      The following table illustrates the bank's interest income simulation position as of December 31, 2003 under various interest rate scenarios.

                      Down 100 Basis Points       Base       Up 200 Basis Points
                      ---------------------       -----      -------------------

        Year 2004          $13,504,000         $13,183,000        $11,950,000

        Year 2005          $13,121,000         $13,236,000        $11,479,000

      The following table illustrates the bank's interest rate gap position summarized by year as of December 31, 2003.

                                  Total         Dec 2004       Dec 2005      Dec 2006      Dec 2007      Dec 2008   2009 and after
          Name                 Volume/Rate    Volume/Rate    Volume/Rate   Volume/Rate   Volume/Rate   Volume/Rate    Volume/Rate
          ----                 -----------    -----------    -----------   -----------   -----------   -----------    -----------
Asset
-----
Fed Funds Sold and Short
  Term Investment               2,318/3.40     2,318/3.40             --            --             --            --               --
Total Investments             162,244/4.63    65,977/4.91    20,391/3.64   21,187/4.34    10,518/4.45   11,871/4.51      32,300/4.97
Real Estate Mortgages         119,408/6.13    41,762/5.89    22,100/6.24   17,252/6.28    15,777/6.27   11,392/6.41      11,125/6.15
Consumer and
  Non-mortgage Commercial      38,165/6.66    29,327/6.51     2,590/7.03    1,647/7.09     1,090/7.02      651/7.07       2,861/7.46
Other Loan Items            (1,356)/(0.00)             --             --            --             --            --   (1,356)/(0.00)
Total Other Assets               19,482/--             --             --            --             --            --        19,482/--
                            --------------  -------------    -----------   -----------    -----------   -----------   --------------
Total Assets                  340,262/5.13   139,384/5.51    45,081/5.11   40,086/5.29    27,385/5.60   23,914/5.48      64,412/3.89

Liability
---------
Demand Deposits                  39,077/--             --             --            --             --            --        39,077/--
NOW                            33,936/0.10             --             --            --             --            --      33,936/0.10
Savings                        30,624/0.50             --             --            --             --            --      30,624/0.50
First Investment (MMDA)        42,402/1.03    42,402/1.03             --            --             --            --               --
Certificates                   52,174/2.52    36,710/2.29     7,514/2.73    6,081/3.25     1,414/3.93      455/2.95           0/3.68
Repo & TTL                     10,833/2.01    10,833/2.01             --            --             --            --               --
Total Borrowings              105,903/2.36    64,058/1.24     3,714/2.16    3,381/2.16     3,000/1.35    3,000/4.49      28,750/4.79
Total Other Liabilities           2,159/--             --             --            --             --            --         2,159/--
Total Equity                     23,154/--             --             --            --             --            --        23,154/--
                            --------------  -------------    -----------   -----------    -----------   -----------   --------------
Total Liabilities             340,262/1.37   154,003/1.49    11,228/2.54    9,462/2.86     4,414/2.18    3,455/4.29     157,700/0.99

Gap (and Rate Spread)                   --  (14,591)/4.03    33,853/2.56   30,624/2.43    22,971/3.43   20,459/1.20    (93,318)/2.89
Cumulative Gap (Spread)                 --  (14,591)/4.03    19,263/3.86   49,887/3.76    72,859/3.77   93,318/3.73           0/3.76

RSA/RSL                                 --        --/0.91        --/4.01       --/4.24        --/6.20       --/6.92          --/0.41
Cumulative RSA/RSL                      --        --/0.91        --/1.12       --/1.29        --/1.41       --/1.51          --/1.00

Gap/Total Assets                        --        --/0.04        --/0.10       --/0.09        --/0.07       --/0.06        --/(0.27)
Cum. Gap/Total Assets                   --        --/0.04        --/0.06       --/0.15         --0.21       --/0.27          --/0.00

                             DESCRIPTION OF PROPERTY

      The bank owns its main office in Ipswich, Massachusetts, and a parcel to the rear of the main office. It leases all of its branches as of the date of this prospectus. We own no property of significant value.

      The bank completed its acquisition of its Cambridge, Massachusetts branch on April 2, 2004. In conjunction with such acquisition, the bank paid a premium of 7% on approximately $10,000,000 of deposit liabilities assumed. Further, the bank plans to open a new branch in Beverly, Massachusetts in May of 2004.

      The following table summarizes the bank's respective leases for its ten
(10) currently open branch offices, and its one (1) new branch which it plans to open in Beverly, Massachusetts in May of 2004 and its one (1) proposed branch in Portsmouth, New Hampshire, which is subject to regulatory approval. With the exception of our Essex, Massachusetts branch, all of our branch leases are with independent third parties. John T. Coughlin, a director of Bancorp, owns a material financial interest in the landlord of our Essex branch. Our New Hampshire branches in Newington, Manchester and Salem are located in Wal-Mart stores.

                                     Current Monthly Rental*   Lease Expires  Lease Renewable Until
                                     ----------------------    -------------  ---------------------
Martin St., Essex, MA                              $  6,146         05/31/09                  2019
Main St., Rowley, MA                                    750         01/31/07                   n/a
Newburyport Turnpike, Rowley, MA                      3,700         05/31/08                   n/a
Main St., Gloucester, MA                              6,677         09/30/09                  2019
State St., Newburyport, MA                            3,210         03/31/06                  2011
Massachusetts Avenue, Cambridge, MA                   7,127         03/31/09                  2024
Cabot Street, Beverly, MA**                           4,307         04/16/09                  2024
Orchard View Road, Londonderry, NH                    5,937         09/30/11                  2026
Keller Street, Manchester, NH                         2,250         02/28/06                  2016
Woodbury Avenue, Newington, NH                        2,250         01/30/06                  2016
North Broadway, Salem, NH                             2,750         03/31/06                  2016
Pleasant Street, Portsmouth, NH***                 $  6,000         05/31/09                  2024
                                                   --------
TOTAL                                              $ 51,104
                                                   ========

* Including current monthly prorations for taxes, insurance, and maintenance, as applicable.
**    Branch anticipated to commence operations in May of 2004.
*** The lease commences on the earlier of June 1, 2004, or upon receipt of OCC approval to open the branch. Lease payments commence sixty (60) days after lease commences. The lease may be terminated if OCC approval is not received prior to July 1, 2004.

      In the opinion of management, all properties occupied by the bank are in good condition, are adequate at present and for the foreseeable future for their current and contemplated purposes.

                                LEGAL PROCEEDINGS

      We are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the business of the company and the bank. Management does not believe that there is any pending or threatened proceeding against the company or the bank, which if determined adversely, would have a material effect on the business or financial position of the company.

                           SUPERVISION AND REGULATION

      Bank holding companies and banks are extensively regulated under both federal and state law. These laws and regulations are intended to protect depositors, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on the business and prospects of Bancorp and the bank. Neither Bancorp nor any of its subsidiaries is party to any agreement, understanding with or subject to any order from the relevant federal regulators.

BANK HOLDING COMPANY REGULATION

      As a bank holding company registered under the Bank Holding Company Act, Bancorp is subject to the regulation and supervision applicable to bank holding companies by the Board of Governors of the Federal Reserve System. Bancorp is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries.

      The Bank Holding Company Act requires, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire all or substantially all of the assets of any other bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it owns a majority of such company's voting shares) or (iii) merge or consolidate with any other bank holding company. The FRB will not approve any acquisition, merger, or consolidation that would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction is clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The FRB also considers capital adequacy and other financial and managerial resources and future prospects of the companies and the banks concerned, together with the convenience and needs of the community to be served, when reviewing acquisitions or mergers.

      The Bank Holding Company Act generally prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company, or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries, unless such non-banking business is determined by the FRB to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

      The Bank Holding Company Act was substantially amended through the Gramm-Leach-Bliley Financial Modernization Act of 1999, (the "Modernization Act"). The Modernization Act permits bank holding companies and banks which meet certain capital, management and Community Reinvestment Act standards to engage in a broader range of non-banking activities. In addition, bank holding companies which elect to become financial holding companies may engage in certain banking and non-banking activities without prior FRB approval. Finally, the Modernization Act imposes certain new privacy requirements on all financial institutions and their treatment of consumer information. At this time, Bancorp has elected not to become a financial holding company, as it does not engage in any activities which are not permissible for banks.

      There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance funds in the event the depository institution becomes in danger of default. Under a policy of the FRB with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. The FRB also has the authority under the Bank Holding Company Act to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

CAPITAL ADEQUACY GUIDELINES FOR BANK HOLDING COMPANIES

      The FRB has adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

      The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be "Tier 1 Capital," consisting of common shareholders' equity, qualifying perpetual preferred stock and minority interests in equity accounts of subsidiaries, less certain goodwill items, other intangible assets, interest only strips, receivables and non-financial equity investments. The remainder ("Tier 2 Capital") may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) non-qualifying perpetual preferred stock, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 capital. Tier 2 capital is only includable to the extent it does not exceed Tier 1 capital. Total capital is the sum of Tier 1 and Tier 2 capital less reciprocal holdings of other banking organizations' capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the FRB (determined on a case by case basis or as a matter of policy after formal rule-making).

      Bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property which carry a 50% risk-weighting and loans secured by deposits in the bank which carry a 20% risk weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes including general guarantees and standby letters of credit backing financial obligations are given a 100% risk-weighting. Transaction related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% risk-weighting. Short term commercial letters of credit have a 20% risk-weighting and certain short-term unconditionally cancelable commitments have a 0% risk-weighting.

      In addition to the risk-based capital guidelines, the FRB has adopted a minimum Tier 1 capital (leverage) ratio, under which a bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio higher than the stated minimum.

      See discussion of FASB Interpretation No. 46 in the "Management's Discussion and Analysis - Capital Resources" section set forth above.

BANK REGULATION

      The bank is subject to regulation and supervision by the OCC, an agency of the federal government. The regulations of the FDIC and the OCC impact virtually all of the bank's activities, including the minimum level of capital we must maintain, our ability to pay dividends, our ability to expand through new branches or acquisitions and various other matters.

      INSURANCE OF DEPOSITS. The bank's deposits are insured up to a maximum of $100,000 per depositor under the Bank Insurance Fund of the FDIC. The FDIC has established a risk-based assessment system for all insured depository institutions. Under the risk-based assessment system, deposit insurance premium rates range from 0-27 basis points of assessed deposits. For the year ended December 31, 2003, we paid $30,000 in deposit insurance premiums.

      DIVIDENDS. The bank may pay dividends as declared from time to time by the board of directors out of funds legally available, subject to certain restrictions. In addition, the bank cannot pay dividends in such amounts as would reduce the bank's capital below regulatory imposed minimums.

      CAPITAL ADEQUACY GUIDELINES. The OCC has promulgated risk-based capital guidelines which are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. These guidelines are substantially similar to the FRB guidelines discussed above.

      The FDIC required the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. There are five capital tiers: (i) well capitalized; (ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; and (v) critically undercapitalized.

      The capital measures used by the federal banking regulators are the total capital ratio, the Tier 1 capital ratio, and the leverage ratio. Under the regulations, a bank will be: (i) well capitalized if it has a total capital ratio of 10.0% or greater, a Tier 1 capital ratio of 6.0% or greater, a leverage ratio of 5.0% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure; (ii) adequately capitalized if it has a total capital ratio of 8.0% or greater, a Tier 1 capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater, or 3.0% in some circumstances, and is not well capitalized; (iii) undercapitalized if it has a total capital ratio of less than 8.0%, a Tier 1 capital ratio of less than 4.0%, a leverage ratio of less than 4.0%, or 3.0% in some circumstances; (iv) significantly undercapitalized if it has a total capital ratio of less than 6.0%, a Tier 1 capital ratio of less than 3.0%, or a leverage ratio of less than .0%; or (v) critically undercapitalized if its tangible equity is equal to or less than 2.0% of average quarterly tangible assets.

      As of December 31, 2003, the bank's ratio of total capital to risk-weighted assets was 13.08%. Our Tier 1 capital to risk-weighted assets was 12.36% and our Tier 1 capital to average assets was 6.82%.

      See discussion of FASB Interpretation No. 46 in the "Management's Discussion and Analysis - Capital Resources" section set forth above.

COMMUNITY REINVESTMENT ACT AND CONSUMER REGULATIONS

      Bancorp and the bank are subject to the provisions of the Community Reinvestment Act and the federal banking agencies' regulations under that Act. Under the Community Reinvestment Act, all banks have a continuing and affirmative obligation, consistent with safe and sound operation, to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The bank received a "Satisfactory" rating at its most recent Community Reinvestment Act examination.

      The Community Reinvestment Act requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record in assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, the assessment is required of any institution with regard to most regulatory applications.

      In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, or to become a financial holding company, the FRB will assess the records of each subsidiary depository institution of the applicant bank holding company, and those records may be the basis for denying the application.

      The Modernization Act and the federal bank regulatory agencies have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed, and annual Community Reinvestment Act reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company, and no new activities authorized under the Modernization Act may be commenced, by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" Community Reinvestment Act rating in its latest examination.

OTHER REGULATIONS

      Interest and other charges collected or contracted for by the bank will be subject to state usury laws and federal laws concerning interest rates. Our loan operations will also be subject to federal laws applicable to credit transactions, such as: (i) the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers; (ii) the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves; (iii) the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit; (iv) the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies; (v) the Fair Debt

Collection Act governing the manner in which consumer debts may be collected by collection agencies; and (vi) the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

      The OCC, the FRB and other bank regulatory agencies have adopted guidelines for safeguarding confidential customer information. The guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors, to create a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information, and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

      The "Modernization Act" requires financial institutions to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to nonaffiliated third parties. In general, the statute requires the bank to explain to consumers the bank's policies and procedures regarding the disclosure of such nonpublic information, and, except as otherwise required by law, the bank is prohibited from disclosing such information except as provided in the bank's policies and procedures.

      The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act"), designed to deny terrorists and others the ability to obtain anonymous access to the United States financial system, has significant implications for depositary institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act requires financial institutions to implement additional policies and procedures with respect to money laundering, suspicious activities and currency transactions reporting.

      The International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001 restricts money laundering by terrorists in the United States and abroad. This act specifies new "know your customer" requirements that obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Banking regulators will consider compliance with the act's money laundering provisions in making decisions regarding approval of acquisitions and mergers. In addition, sanctions for violations of the act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million.

LEGISLATIVE AND REGULATORY CHANGES

      Legislative and regulatory proposals regarding changes in banking laws, the regulation of banks, thrifts and other financial institutions, as well as bank and bank holding company powers are being considered by the executive branch of the Federal government, Congress and various state governments. We cannot predict whether any of these proposals will be adopted, and, if adopted, how these proposals will affect us.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We, through our wholly-owned subsidiary the bank, have had, currently have, and expect to continue to have in the future, banking (including loans and extensions of credit) transactions in the ordinary course of our business with our directors and various corporations of which they are officers. At December 31, 2003, the aggregate outstanding extensions of credit to all directors, officers, principal stockholders and members of their respective immediate families and trusts in which they have a substantial beneficial interest, or as to which they serve as trustee, as a group, were $1,753,000, an amount which was equal to 11.5% of Bancorp's total capital. These banking transactions have been and are on substantially the same terms, including interest rates, collateral and repayment conditions, as those prevailing at the same time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

      John T. Coughlin, a director of Bancorp, owns a substantial interest in PMC Realty Trust, the landlord of the bank's branch in Essex, Massachusetts. Further, Gateway Realty Trust, an entity owned by Mr. Coughlin's son, leases the bank its operations center for a monthly rental payment of $5,480. We believe that the terms, conditions and fees charged in our arrangements with PMC Realty Trust and Gateway Realty Trust are comparable to those that could be obtained from an unrelated third party.

               DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

      The following table sets forth, as to each of our directors and executive officers, such person's age, position, principal occupation, and the period during which such person has been director and/or executive officer of Bancorp or bank. Each of our executive officers is elected to serve until the first annual meeting of the Directors following the annual meeting of stockholders and thereafter until his successor is elected and has qualified. Each director of Bancorp is also a director of the bank.

                                                                                                                      Director
                                                                                                                    (Officer) of
                                                                   Position with Bancorp                             Bancorp or
               Name                 Age                        (and Principal Occupation)(1)                         Bank since
               ----                 ---                        -----------------------------                         ----------

Robert R. Borden, III                61                 Director (President & CFO, LandVest, Inc.)                      1992
Timothy R. Collins                   40                   Director (President, EBSCO Publishing)                        2003
Franz Colloredo-Mansfeld             41            Director (CEO & President, Cabot Properties, Inc.)(2)                1999
John T. Coughlin                     56                 Director (President, Quinn Brothers, Inc.)                      1996
Stephanie R. Gaskins                 64                             Director (retired)                                  1995
John P. DiIorio, Jr.                 41                   Senior Vice President - Lending of bank                       2003
Donald P. Gill                       50      President of Bancorp and Director, President and Chief Executive
                                                                      Officer of bank                                   1998
Fitz O. Lufkin, Jr.                  69                 Director (President, Fitz Lufkin Realtors)                      1983
Peter A. Maistrellis                 62               Director (President Ipswich Maritime Products)                    1975
H.A. Patrican, Jr.                   55            Director (President, Ipswich Bay Glass Company, Inc.)                2003
Neil St. John Raymond                60     Chairman of Board of Bancorp and bank (President, Raymond Property
                                                                       Company)                                         1969
Neil St. John Raymond, Jr.           27           Director (Project Manger, Raymond Property Company)(3)                2003
William J. Tinti                     64            Director (Attorney-Tinti, Quinn, Grover & Frey, P.C.)                2002
Michael J. Wolnik                    43          Chief Financial Officer of bank and Treasurer of Bancorp               1999
Peter M. Whitman, Jr.                60               President of Ipswich Capital Investment Corp.,
                                                               a subsidiary of the bank(4)                              2003

(1) Unless otherwise noted, the principal occupation of each individual set forth below has been the principal occupation of such individual for the past five years.

(2) Mr. Colloredo-Mansfeld's employment history is discussed below. See "Executive Compensation - Audit Committee".

(3) Mr. Raymond has held his position with Raymond Properties since 2001. Prior to that, Mr. Raymond played lacrosse professionally.

(4) Prior to joining Ipswich Capital Investment Corp. in 2003, Mr. Whitman was an executive with Old Mutual PLC, which firm was acquired by Asset Management Co.

      As permitted by Section 13(b)(1 1/2 ) of Chapter 156B of the Massachusetts General Laws, Article 5, ss. 17 of our Articles of Organization imposes certain limitations on the ability of Bancorp and its shareholders to recover monetary damages from Bancorp's Directors for breach of fiduciary duty by such directors in their capacity as director. Our Directors continue to have liability to us and our shareholders for monetary damages for any breach of fiduciary duty involving (i) breaches of the duty of loyalty to us or our shareholders, (ii) acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (iii) liability under Sections 61 and 62 of Chapter 156B of the Massachusetts General Laws (involving unauthorized distributions by us and loans to directors or officers) or (iv) any transaction from which the director derived an improper personal benefit. Equitable remedies such as an injunction or rescission also continue to be available.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table and related notes set forth certain information as of December 31, 2003 with respect to all persons known to us to be the beneficial owner of more than 5% of our outstanding common stock:

                          Name and Address of Beneficial       Amount and Nature of
      Title of Class                  Owner(1)                 Beneficial Ownership      Percent of Class
      --------------                  --------                 --------------------      ----------------

       Common Stock       Joseph A. Brear, Jr., Trustee,              230,720                 12.02%
                          Raymond  Children's Trust 1981
                          c/o Craig and Macauley, PC
                          600 Atlantic Avenue
                          Boston, MA 02210(2)
       Common Stock       Neil St. John Raymond                     1,098,380                 57.22%
                          34 Heartbreak Road
                          Ipswich, MA 01938(3)(4)

(1) For purposes of this prospectus, a person is treated as the beneficial owner of a security if the person, directly or indirectly (through contract, arrangement, understanding, relationship or otherwise) has or shares (a) voting power, including the power to vote or to direct the voting, of such security, or (b) investment power with respect to such security, including the power to dispose or direct the disposition of such security. A person is also deemed to have beneficial ownership of any security that such person has the right to acquire within sixty (60) days. Unless indicated in another footnote to this tabulation, a person has sole voting and investment power with respect to the shares set forth opposite his or her name.

(2) 230,720 shares held by Joseph A. Brear, Jr., Trustee, Children's Trust 1981 have been pledged to secure certain obligations.

(3) 967,270 shares of Mr. Raymond's common stock have been pledged to secure certain of his obligations. Should Mr. Raymond default in the performance of such obligations, a change in control of Bancorp could result.

(4) Includes 990,380 shares held by Mr. Raymond and 108,000 shares issuable upon the exercise of immediately exercisable warrants held by Mr. Raymond.

      The following table and related notes set forth information as of December 31, 2003, regarding the beneficial ownership of our common stock by each of our and the bank's Directors, and by all of our and the bank's executive officers and directors as a group, but does not reflect any shares for which they may subscribe in this offering.

                                                                                     Amount and Nature of
      Title of Class              Name and Address of Beneficial Owner(1)            Beneficial Ownership       Percent of Class
      --------------              ---------------------------------------            --------------------       ----------------

       Common Stock           Neil St. John Raymond, Chairman of the Board(2)               1,098,380                57.22%
       Common Stock                   Robert R. Borden, III, director                          21,700                 1.13
       Common Stock                     Timothy R. Collins, director                              250                   *
       Common Stock                  Franz Colloredo-Mansfeld, director                         2,290                   *
       Common Stock                      John T. Coughlin, director                            34,357                 1.79
       Common Stock                 John P. DiIorio, Jr., SVP - Lending                             0                   *
       Common Stock                    Stephanie R. Gaskins, director                           6,460                   *
       Common Stock            Donald P. Gill, director, President and CEO of
                                            Bancorp and the Bank                                2,900                   *
       Common Stock                    Fitz O. Lufkin, Jr., director                           45,420                 2.37
       Common Stock                    Peter A. Maistrellis, director                          10,730                   *
       Common Stock                    H.A. Patrican, Jr. , director                            1,150                   *
       Common Stock                 Neil St. John Raymond, Jr., director                        3,740                   *
       Common Stock                      William J. Tinti, director                             3,430                   *
       Common Stock          Peter M. Whitman, Jr., President, Ipswich Capital                      0                   *
                                              Investment Corp.
       Common Stock                    Michael J. Wolnik, SVP and CFO                             520                   *
       Common Stock           All Directors and Executive Officers as a Group               1,262,667                65.78

*     One percent or less.

(1) All business addresses of the listed officers and directors are care of First Ipswich Bancorp, 31 Market Street, Ipswich, MA 01938. Additionally, the beneficial share ownership of each of the persons listed in the table set forth above may be outright or deemed due to ownership by an entity or person with whom such person is related or otherwise affiliated.

(2) Includes 990,380 shares held by Mr. Raymond and 108,000 shares issuable upon the exercise of immediately exercisable warrants.

                             EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

      The following Summary Compensation Table sets forth the aggregate compensation paid by us and the bank on account of services performed during 2003 to the most highly compensated executive officers of us and the bank whose aggregate compensation exceeded $100,000.

                                                        Annual Compensation
                                                        -------------------
                                                                             Other Annual
Executive and Position(1)                     Year    Salary ($)  Bonus ($)    Comp.($)
-------------------------                     ----    ----------  ---------    --------

Donald P. Gill, President and CEO             2003     $184,957    $35,000    $5,181(2)
                                              2002     $178,896    $50,000    $4,757(2)
                                              2001     $166,490    $30,000    $4,334(2)
Jay S. Dunham, SVP                            2003     $140,000      ---      $5,967(2)
                                              2002        ---        ---         ---
                                              2001        ---        ---         ---
Peter M, Whitman, Jr.(3)                      2003     $130,577      ---         ---
                                              2002        ---        ---         ---
                                              2001        ---        ---         ---
Michael J. Wolnik, Treasurer, SVP and CFO     2003     $112,988    $28,000       ---
                                              2002     $102,821    $13,500       ---
                                              2001     $100,212    $11,000       ---
John P. DiIorio, Jr., SVP - Lending           2003     $102,252    $10,500       ---
                                              2002     $ 83,305    $ 8,775       ---
                                              2001     $ 79,672    $ 5,625       ---

(1) Messrs. Gill and Wolnik, hold the indicated offices for both Bancorp and the bank. Mr. Whitman holds the indicated office with a bank subsidiary, and Mr. DiIorio holds the indicated office with the bank.

(2)   Amount related to car allowance and life insurance premiums.

(3)   Mr. Whitman joined Ipswich Capital Investment Corp. in 2003.

EMPLOYMENT AND OTHER AGREEMENTS

      Bancorp has entered into three-year employment agreements with Donald P. Gill, President and Chief Executive Officer, and with Neil St. John Raymond, chairman of the board. These employment agreements specify the employee's duties and minimum compensation. They also provide for one-year extensions of the initial and any extended term of the employment agreements unless prior notice is given by either party. The employment agreements provide for the consequences of termination of employment by death, disability, involuntary termination with or without "cause" (as defined) and voluntary resignation whether or not for "good reason" (as defined). Among other provisions, if employment is involuntarily terminated by Bancorp for any reason other than "cause," or is voluntarily terminated by the employee for "good reason," Bancorp is required to make additional payments to the employee. During the term of the employment agreements and for one year thereafter, the employee may not compete with Bancorp or solicit its executives within any town in which Bancorp conducts business or any contiguous cities or towns.

      Bancorp has also entered into severance agreements with Mr. Gill and Mr. Raymond regarding termination of employment by Bancorp or the bank subsequent to a "change in control" or "potential change in control" of Bancorp, as defined in the severance agreement. Following the occurrence of a change in control, if the employee's employment is involuntarily terminated (except because of death, "disability," or "cause" as defined therein) or is voluntarily terminated by the employee for "good reason" as defined therein, then the employee is entitled to a lump sum payment from Bancorp approximately equal to three times his annual average compensation for the previous five years, plus accrued vacation pay and bonus awards. If Mr. Gill or Mr. Raymond is entitled to receive benefits under both his employment agreement and his severance agreement, he must choose the agreement under which he will claim monetary payments on account of termination of employment. If the change in control provisions of their respective severance agreements had been triggered as of April 30, 2004, Mr. Gill and Mr. Raymond would have received $539,618 and $253,574, respectively.

      Bancorp has entered into executive supplemental compensation ("SERP") agreements with Mr. Gill and with Mr. Raymond. The SERP agreement with Mr. Gill provides for payment over Mr. Gill's lifetime following retirement in an amount equal to the vested portion of an annual benefit calculated with reference to the average of his highest three consecutive years salaries. The percentage is determined on the date of retirement and is equal to two percent for each year of service, up to a maximum of 30 years. Mr. Gill's entitlement to receive this retirement payment vests five percent every six months of employment beginning at age 50, with the result that Mr. Gill will be fully vested if he retires after his 60th birthday. In addition, Mr. Gill will be fully vested if his employment terminates within 36 months of a "change in control" or within 12 months of a "potential change in control," other than involuntary termination for "cause" or resignation other than for "good reason" (as those terms are defined). The benefit payable by the bank is reduced by an amount equal to half of the Social Security payments to which Mr. Gill is entitled, and further reduced by an amount calculated to reflect his benefit from Bancorp's contributions to its 401(k) plan.

      Mr. Raymond's SERP agreement provides for payment of a retirement benefit for 15 years following his retirement. The amount of the benefit is a percentage of the average of his three consecutive years highest salaries, calculated using two percent for each full year of service as a senior executive officer of Bancorp or the bank, up to a maximum of 35 years, minus offsets for Social Security and an amount calculated to reflect the benefit of Bancorp's contributions to its 401(k) plan on his behalf. If Mr. Raymond dies before the full benefit is paid to him, the balance is paid to his beneficiary.

      The bank has entered into change in control agreements with Mr. Michael J. Wolnik, Senior Vice President and Chief Financial Officer of the bank, and with Mr. John P. DiIorio, Jr., Senior Vice President of the bank. These agreements provide for the payment of one year's severance pay if Mr. Wolnik or Mr. DiIorio is terminated within twelve months following a "change in control" of the bank (as defined in the severance agreements) for any reason other than "cause" (as defined in the severance agreements) or on account of death, disability or retirement. While employed by the bank and for a period of one year thereafter, Mr. Wolnik and Mr. DiIorio may not (i) solicit or induce any employee of the bank or any subsidiary or affiliate of the bank to leave his or her employment, or (ii) compete with the bank or any subsidiary or affiliate of the bank in any city or town in which the bank or any subsidiary or affiliate operates, or within any contiguous city or town.

COMPENSATION PURSUANT TO STOCK OPTION PLANS

      At Bancorp's annual meeting held on March 31, 2004, the stockholders approved the First Ipswich Bancorp 2004 Incentive Stock Option Plan (the "stock option plan") for key employees of Bancorp and its subsidiaries, providing for options with respect to 200,000 shares of common stock of Bancorp. The board of directors of Bancorp had unanimously approved the stock option plan on a previous occasion, providing for options with respect to 200,000 shares of common stock of Bancorp.

      The stock option plan is designed to reward key employees on a long-term basis by granting them options to purchase shares of Bancorp's common stock. Its purpose is to facilitate the achievement of Bancorp's financial goals. The achievement of these goals is facilitated in two ways. First, key employees will have substantial incentives to provide exceptional services and thereby cause Bancorp to meet the financial performance goals set by the board of directors and to increase Bancorp's stock price. Second, the stock option plan will assist Bancorp and the bank in hiring and retaining key employees. Attracting and retaining key employees is critical to the long-term performance of Bancorp.

      Under the stock option plan, the board of directors may grant to key employees of Bancorp who the Board determines to be capable of making substantial contributions to the management and operations of Bancorp, options to purchase shares of Bancorp's common stock. The board of directors will administer the stock option plan and will determine which employees shall be granted options, the number of options granted, the times when the options will vest, and the exercise price of the option. The aggregate number of shares of Bancorp's common stock for which options may be granted under the stock option plan is 200,000 shares subject to adjustments in the event of stock splits, stock dividends or reclassification, recapitalization or other possible future changes. The stock option plan shall terminate on February 18, 2014 and no options may be granted thereafter. The board of directors may at any time modify, amend or terminate the stock option plan, except that approval of the holders of at least a majority of stock of Bancorp is required in certain circumstances such as increasing the amount of shares that may be granted under the plan, increasing the maximum amount of options that may be granted to an individual employee or extending the plan's termination date.

      The options which may be granted under the plan are incentive stock options. They are entitled to favorable tax treatment if certain conditions are satisfied. These conditions include approval of the stock option plan by Bancorp's stockholders, the exercise price may not be less than the fair market value of Bancorp's common stock at the time the option is granted (or 110% of such value in certain circumstances), the option must be exercised within 10 years after it is granted (or 5 years in certain circumstances) or within three months after the employee is no longer employed by Bancorp, the option is generally nontransferable, the value of the shares subject to the option which vest in any one year cannot exceed $100,000 as determined at the time the option is granted, and the employee has not sold the common stock acquired by the exercise of any option during the periods two years after the date of grant or one year from the date of exercise. An option may be exercised by the payment in full of the option price for the shares to be purchased. If an option expires or terminates for any reason without being exercised, the shares represented by the option will again be available for grant under the stock option plan.

      Bancorp is not entitled to a deduction for the grant of the stock, the exercise of the option, or upon sale of the stock. However, the pro forma impact of the options, if any, must be disclosed in the footnotes to Bancorp's consolidated financial statements.

      As of the date hereof, the board of directors has not granted any options. The board of directors currently intends to make future grants of options based on the achievement of financial performance goals established by the board of directors.

      At a meeting of the board of directors on March 17, 2004, Bancorp adopted the First Ipswich Bancorp 2004 Directors Plan (the "directors plan"), providing for the issuance of stock options with respect to 20,000 shares of the common stock of Bancorp.

      The directors' plan is designed to reward directors of Bancorp by granting them options to purchase shares of Bancorp's common stock. Its purpose is to facilitate the achievement of Bancorp's financial goals through attracting and retaining exceptional directors, and through their efforts and guidance to enhance the long-term performance of Bancorp and increase Bancorp's per share price.

      Under the directors' plan, the board of directors may grant options to purchase Bancorp's common stock to directors. The board of directors will administer the directors' plan, and will determine which directors will be granted options, the times when the options will vest, and the exercise price of the options, which shall not be less than the fair market value of the common stock of Bancorp on the date of grant of the option. The aggregate number of shares of Bancorp's common stock for which options may be granted under the directors' plan is 20,000 shares, subject to adjustments in the event of stock splits, stock dividends or reclassification, recapitalization or other possible future changes. The directors' plan terminates in 2014 and no options may be granted thereafter. The board of directors may at any time modify, amend or terminate the directors' plan.

      The options being granted are non-qualified options, which do not qualify for special tax treatment under the Internal Revenue Code. The exercise of the options will result in a deduction to Bancorp. In addition, the pro forma impact of the options, if any, must be disclosed in the footnotes to Bancorp's consolidated financial statements. As of the date hereof, the board of directors has not granted any options. The board of directors currently intends to make future grants of options to all directors.

AUDIT COMMITTEE

      The audit committee of the board of directors will review examinations and responses to those examinations, select both internal and external auditors, pre-approve all audit and non-audit services; monitor internal control; and conduct audit planning.

      The audit committee is comprised of Messrs. Borden, Collins, Colloredo-Mansfeld, and Maistrellis and Ms. Gaskins. Mr. Colloredo-Mansfeld has been designated as an "audit committee financial expert" and is "independent" (as each such term is defined in Item 401(e)(2) of Regulation S-B and in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, respectively). Mr. Colloredo-Mansfeld has been the President of Cabot Properties, Inc. since 2002. From 1997-2001, Mr. Colloredo-Mansfeld served as the Chief Financial Officer of the Cabot Industrial Trust. He was a Senior Engagement Manager of McKinsey & Company, Inc. from 1992 through 1996. He previously worked for the Deutsche Bank real estate investment group in 1992 and was a Robert Bosch Fellow at the German Central Bank (Bundesbank) in Frankfurt, Germany in 1991. He was also an investment banker with Merrill Lynch & Co. from 1986 through 1989, where he specialized in mergers and acquisitions. Mr. Colloredo-Mansfeld is a graduate of Harvard College and Harvard Business School.

DIRECTOR RELATIONSHIPS

      No director of Bancorp is also a director of any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) thereof, or any company registered as an investment company under the Investment Company Act of 1940. Neil St. John Raymond, Jr., a director of Bancorp, is the son of Neil St. John Raymond, Bancorp's Chairman and largest shareholder.

DIRECTORS' COMPENSATION

      Directors are paid an annual fee of $2,500. For each board meeting attended, a director receives $500. Each director who serves on the loan/credit committee, trust committee, asset/liability committee or audit committee receives $200 for each meeting attended. Directors will also be eligible to receive options under the directors' plan.

EMPLOYEES

      The bank sponsors a defined contribution 401(k) plan whereby an eligible employee may contribute up to 15% of their compensation, and the bank will make a matching contribution equal to 50% of the first 5% of an employee's compensation contributed to the plan. Expenses related to the 401(k) plan for 2003 and 2002 were $88,000 and $90,000, respectively.

                       DESCRIPTION OF BANCORP'S SECURITIES

CAPITAL STOCK

      GENERAL. We are incorporated under the laws of the Commonwealth of Massachusetts. Therefore, the rights of holders of our stock will be governed by the Massachusetts Business Corporation Law and the Articles of Organization. Our Articles of Organization provide for an authorized capitalization of 5,000,000 shares of capital stock, consisting of 4,000,000 shares of common stock, $1.00 par value per share and 1,000,000 shares of preferred stock, as may be issued in series as determined by the board of directors.

      As of December 31, 2003, there were 1,757,630 shares of common stock outstanding and approximately 293 holders of record.

      Upon completion of the offering, we expect that there will be 2,057,630 shares of common stock outstanding (assuming all shares are subscribed for in the offering) and no shares of preferred stock issued and outstanding.

      Bancorp declared a ten for one stock split in the form of a stock dividend for shareholders of record as of February 18, 2004. Each shareholder received an additional nine shares of common stock for each share of common stock owned by him or her on February 18, 2004.

COMMON STOCK

      DIVIDEND RIGHTS. Holders of shares of our common stock are entitled to receive such dividends as are declared by its board of directors out of funds legally available for the payment of dividends. As noted previously, our payment of dividends may be subject to the approval of the FRB. For the last nine fiscal quarters, Bancorp has paid a dividend on its common stock equal to $0.0125 per share.

      VOTING RIGHTS. Holders of shares of our common stock are entitled to one vote for each share of stock they hold. The shares of our common stock do not have cumulative voting rights. This means that the holders of more than 50% of the shares of our common stock voting for the election of our directors can elect 100% of the class of directors standing for election at any meeting if they choose to do so, and in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the our board of directors at the meeting. Neil St. John Raymond, a director and principal shareholder of Bancorp, owns or controls approximately 57% of our common stock. See "Anti-Takeover Provisions".

      PREEMPTIVE RIGHTS. Under Massachusetts law, shareholders may have preemptive rights if these rights are provided in the Articles of Organization. Our articles of organization do not provide for preemptive rights.

      LIQUIDATION RIGHTS. In the event of dissolution of Bancorp and the liquidation thereof, the holders of shares of our common stock will be entitled to receive pro rata any assets able to be distributed to shareholders in respect of shares held by them.

      APPRAISAL RIGHTS. Under Massachusetts law, dissenting shareholders of Bancorp have appraisal rights upon certain mergers or consolidations or other events.

      DIRECTORS. Under Massachusetts law and our articles of organization and bylaws, Bancorp is to have a minimum of three directors, with the number of directors at any given time to be fixed by the board of directors. We currently have twelve members of our board of directors.

PREFERRED STOCK

      Our articles of organization authorize us to issue up to 1,000,000 shares of preferred stock, in one or more series, with such designations and such relative voting, dividend, liquidation, conversion and other rights, preferences and limitations as shall be set forth in resolutions providing for the issuance thereof adopted by the board of directors. No shares of preferred stock have been issued.

      The authorized preferred stock is available for issuance from time to time at the discretion of the board of directors without shareholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending on the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions on the payment of dividends and other distributions to the holders of common stock.

SUBORDINATED DEBENTURES - TRUST PREFERRED

      On December 29, 2000, Bancorp raised net proceeds of $2.9 million in a sale of $3.0 million of subordinated debentures to First Ipswich Capital Trust I ("Trust I"), a wholly-owned subsidiary of Bancorp. Trust I funded the purchase through a private placement of 3,000 capital securities representing preferred ownership interests in the assets of Trust I with a liquidation value of $1,000 each. Using interest payments made by Bancorp on the debentures, Trust I pays quarterly dividends to preferred security holders. The annual percentage rate of interest payable on the subordinated debentures and the cumulative dividends payable on the preferred securities is 10.0%. Bancorp has the option to defer interest payments on the subordinated debentures for up to five years and, accordingly, Trust I may defer dividend distributions for up to five years. The debentures and the preferred securities mature in December 2030 unless Bancorp elects and obtains regulatory approval to accelerate the maturity date to December 2005 or thereafter.

      On September 25, 2002, Bancorp raised net proceeds of $5.8 million in a sale of $6.0 million of subordinated debentures to First Ipswich Statutory Trust II ("Trust II"), a wholly-owned subsidiary of Bancorp. Trust II funded the purchase by participating in a pooled offering of 6,000 capital securities representing preferred ownership interests in the assets of Trust II with a liquidation value of $1,000 each. Using interest payments made by Bancorp on the debentures, Trust II pays quarterly dividends to preferred security holders. At December 31, 2003 and 2002, the annual percentage rate of interest payable on the subordinated debentures and the cumulative dividends payable on the preferred securities was 4.54% and 4.69%, respectively. Each succeeding payment date will be at a rate equal to the three month LIBOR rate plus 3.4%; not to exceed 11.9%. Bancorp has the option to defer interest payments on the subordinated debentures for up to five years and, accordingly, Trust II may defer dividend distributions for up to five years. The debentures and the preferred securities mature in September 2032 unless Bancorp elects and obtains regulatory approval to accelerate the maturity date to September 2007 or thereafter.

      The outstanding preferred securities are classified as subordinated debt in the consolidated balance sheet and may be included in regulatory Tier I capital, subject to a limitation that such amounts not exceed 25% of Bancorp's Tier I capital. At December 31, 2003 and 2002, subordinated debt aggregating $5,097,000 and $4,450,000, respectively, is included in Tier I capital. Deferred debt financing costs are being amortized over the life of the debentures. See discussion of FASB Interpretation No. 46 in the "Management Discussion and Analysis - Capital Resources" section.

WARRANTS ISSUED WITH TRUST PREFERRED

      General. Each purchaser of the capital securities issued by First Ipswich Capital Trust I received warrants from us ("capital warrants') entitling the purchaser to purchase shares of our voting common stock at a price of $5.555 per share (the "exercise price"). Each purchaser received 1,620 capital warrants for the first $30,000 of the purchaser's investment, and received ten capital warrants for each investment of $185.19 (or fraction thereof) in excess of $30,000. The fair value of the warrants at the issue date was not material. As of December 31, 2003, 162,000 capital warrants issued by Bancorp are outstanding.

      Each capital warrant entitled the holder thereof to purchase one share of common stock at the exercise price. The exercise price and the number and kind of securities purchasable upon exercise of each capital warrant shall be subject to adjustment from time to time upon the occurrence of certain events, including share dividends, share splits, mergers and reclassifications. Each capital warrant is exercisable in whole or in part. The capital warrants may be exercised upon the surrender of a duly completed certificate or certificates at our office accompanied by cash or check payable to us for the amount of the exercise price. Commencing four years after issuance, the capital warrants are redeemable by us, upon at least ninety 90 days' written notice by first class mail to holders of the capital warrants (which notice may be given prior to the expiration of the four year period), at any time or from time to time, in whole or in part, at a price of $.001 per capital warrant. The capital warrants continue to be exercisable during such notice period.

      Dilution. The holders of the warrants are protected against dilution of their interests represented by the number of shares of common stock underlying the warrants upon the occurrence of certain events, including share dividends, share splits, mergers and reclassifications. The number of shares purchasable upon exercise of each warrant immediately prior to these certain events shall be adjusted so that the holder of each warrant shall be entitled to receive the kind and number of shares of our common stock or other securities which he would have owned or have been entitled to receive after the happening of any of these certain events, had such warrant been exercised immediately prior to the happening of such event or any record date with respect thereto.

      The holders of the warrants have no right as such to vote on matters submitted to our stockholders or to receive dividends. The holders of the warrants are not entitled as such to share in the assets of Bancorp in the event of liquidation, dissolution, or the winding up of our affairs.

      Shares of common stock to be issued upon exercise of the warrants have not been registered under the Securities Act of 1933. The warrants may not be exercised unless such shares are registered under the Securities Act of 1933 or the issuance of such shares upon exercise of the warrants is exempt from registration under the Securities Act of 1933. Such issuance of shares must also comply with applicable state securities laws.

ANTI-TAKEOVER PROVISIONS

      BANK REGULATORY REQUIREMENTS. Under the Federal Change in Bank Control Act (the "Control Act"), a 60 day prior written notice must be submitted to the FRB if any person, or any group acting in concert, seeks to acquire 10% or more of any class of outstanding voting securities of a bank holding company, unless the FRB determines that the acquisition will not result in a change of control. Under the Control Act, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the community served by the bank holding company and its subsidiary banks and the antitrust effects of the acquisition. Under the Bank Holding Company Act of 1956, as amended BHCA, a company is generally required to obtain prior approval of the FRB before it may obtain control of a bank holding company. Under the BHCA, control is generally described to mean the beneficial ownership of 25% or more of the outstanding voting securities of a company, although a presumption of control may exist if a party beneficially owns 10% or more of the outstanding voting securities of a company and certain other circumstances are present.

      STOCKHOLDER VOTE REQUIRED TO APPROVE BUSINESS COMBINATIONS. Under Massachusetts law, the approval of the holders of at least 66.66% of Bancorp's outstanding shares of voting stock to approve certain "Business Combinations," and related transactions. "Business Combination," includes (i) any merger or consolidation of Bancorp with or into any other person and (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any other person of substantially all of the assets of Bancorp.

      EVALUATION OF OFFERS. The articles of organization further provide that the board of directors, when evaluating any tender offer or other offer involving Bancorp's securities may, in connection with the exercise of its judgment in determining what is in the best interest of Bancorp, the bank and the shareholders of Bancorp, give due consideration (to the extent permitted by law) to the price offered, whether a more favorable price could be obtained, the social and economic effects of acceptance of such offer on Bancorp's customers and the bank's present and future account holders, borrowers and employees, the reputation and business practices of the offeror, the value of any exchange securities and any antitrust or other legal considerations raised by the offer. By having these standards in the articles of organization of Bancorp, the board of directors may be in a stronger position to oppose such a transaction if the board concludes that the transaction would not be in the best interest of Bancorp, even if the price offered is significantly greater than the then market price of any equity security of Bancorp.

      AMENDMENT OF ARTICLES OF ORGANIZATION AND BYLAWS. Amendments to the articles of organization must be approved by a majority vote of Bancorp's board of directors and, with certain limited exceptions, also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of at least 66.66% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the articles of organization, including the provision limiting voting rights and the provisions relating to approval of certain Business Combinations. Bancorp's articles of organization provide that the board of directors shall have the power to adopt, alter, amend and repeal Bancorp's By-Laws. Generally speaking, such action by the directors requires the affirmative vote of at least a majority of the directors then in office, at a duly constituted meeting of the board.

      MASSACHUSETTS ANTI-TAKEOVER LAW. Massachusetts has adopted a "business combination" statute (Chapter 110F of the General Laws of Massachusetts). In general, a Massachusetts corporation such as Bancorp is prohibited from engaging in certain business combinations (defined by the statute to include certain mergers and consolidations, dispositions of assets and issuances of securities, as well as certain other transactions) with an interested stockholder (defined by the statute to include holders of 5% or more of the outstanding stock of the corporation) for a period of three years following the date that such stockholder became an interested stockholder, except under certain circumstances, which include:

      o prior approval by the board of directors of the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

      o subsequent approval of the business combination by the board of directors and by a vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder; or

      o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 90% of the voting stock of the corporation (excluding shares held by certain affiliates of the corporation and shares owned by employee stock option plans in which the participants cannot determine confidentially whether or not the shares would be tendered in response to a tender or an exchange offer).

      Massachusetts has adopted a "control share" statute (under Chapter 110D of General Laws of Massachusetts). In general, any person (referred to as the "acquiror") who makes a bona fide offer to acquire, or acquires, shares of stock of a Massachusetts corporation that, when combined with shares already owned, would increase the acquiror's ownership to at least 20%, 33.33% or a majority of the voting stock of such corporation, must obtain the approval of a majority of shares held by all stockholders except the acquiror and the officers and inside directors of the corporation in order to vote the shares acquired. The statute permits a Massachusetts corporation to elect not to be governed by its provisions by including in its articles of organization or by-laws a provision pursuant to which the corporation "opts out" of the statute. Bancorp has not expressly opted out of the statute.

                                     COUNSEL

      Certain matters relating to Massachusetts law will be passed upon for us by Craig and Macauley Professional Corporation. Attorneys of Craig and Macauley Professional Corporation individually own an aggregate of 21,980 shares of Bancorp. This total does not include the shares which Joseph A. Brear, Jr., who is of counsel to the firm, owns as trustee of the Raymond Children's Trust.

                                     EXPERTS

      The consolidated financial statements of Bancorp and subsidiaries as of December 31, 2003 and 2002 and for the years then ended, have been included herein and in the Registration Statement in reliance upon the report of Wolf & Company, P.C., independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN GET MORE INFORMATION

      At your request, we will provide you, without charge, a copy of any exhibits to our registration statement incorporated by reference in this prospectus. If you want more information, write or call us at:

                              First Ipswich Bancorp
                                31 Market Street
                                Ipswich, MA 01938
                                 (978) 356-3700

      We are subject to certain of the informational requirements of the Securities and Exchange Act of 1934, as amended (the "1934 Act") and, as required by the 1934 Act, we will file certain reports and other information with the SEC. Reports and other information filed by us may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 and at the SEC's regional offices located at New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Our SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.

      We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this Prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell those securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date hereof.

     DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
                                   LIABILITY

      Insofar as indemnification of liabilities arising under the 1933 Act may be permitted to directors, officers, and controlling person of Bancorp pursuant to Bancorp's by-Laws, or otherwise, Bancorp has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore unenforceable.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page

      Independent Auditors' Report                             F-1
      Consolidated Balance Sheets                              F-2
      Consolidated Statements of Income                        F-3 through F-4
      Consolidated Statements of Changes in
      Stockholders' Equity                                     F-5
      Consolidated Statements of Cash Flow                     F-6 through F-7
      Notes to Consolidated Financial Statements               F-8 through F-38

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders of First Ipswich Bancorp


We have audited the accompanying consolidated balance sheets of First Ipswich Bancorp and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ipswich Bancorp and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Wolf & Company, P.C.


Boston, Massachusetts
February 12, 2004, except for Note 18 as to which the date is April 2, 2004

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 2003 and 2002

                                                            2003         2002
                                                         ---------    ---------
                                                    (In thousands, except share data)
                           ASSETS
Cash and due from banks                                  $   9,620    $  14,602
Federal funds sold                                              65          561
                                                         ---------    ---------
      Total cash and cash equivalents                        9,685       15,163

Certificate of deposit                                       2,253           --
Securities available for sale, at fair value               117,046      129,190
Securities held to maturity, at amortized cost              39,217       10,049
Federal Home Loan Bank stock, at cost                        5,590        4,020
Federal Reserve Bank stock, at cost                            489          321
Loans, net of allowance for loan losses of
   $1,334 and $1,384                                       156,504      136,452
Premises and equipment, net                                  5,631        5,287
Other assets                                                 4,304        3,023
                                                         ---------    ---------
                                                         $ 340,719    $ 303,505
                                                         =========    =========

            LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                 $ 198,058    $ 189,808
Short-term borrowings                                       62,254       46,989
Long-term Federal Home Loan Bank advances                   54,481       41,643
Subordinated debentures                                      9,000        9,000
Other liabilities                                            1,658        2,057
                                                         ---------    ---------
      Total liabilities                                    325,451      289,497
                                                         ---------    ---------
Commitments and contingencies (Notes 10 and 11)
Stockholders' equity:
Preferred stock, $1.00 par value; 1,000,000 shares
   authorized, none issued                                      --           --
Common stock, $1.00 par value; 4,000,000 shares
   authorized, 1,778,120 shares issued                       1,778        1,778
Additional paid-in capital                                   5,894        5,881
Retained earnings                                            7,826        5,872
Accumulated other comprehensive income (loss)                 (119)         613
Treasury stock, at cost (20,490 shares in 2003 and
   24,930 shares in 2002)                                     (111)        (136)
                                                         ---------    ---------
      Total stockholders' equity                            15,268       14,008
                                                         ---------    ---------
                                                         $ 340,719    $ 303,505
                                                         =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                     Years Ended December 31, 2003 and 2002

                                                            2003          2002
                                                          --------      --------
                                                  (In thousands, except per share data)

Interest and dividend income:
   Interest and fees on loans                             $  9,976      $  9,509
   Interest on debt securities:
      Taxable                                                4,811         4,498
      Tax-exempt                                               615            68
   Dividends on equity securities                              319           614
   Other interest                                               31            32
                                                          --------      --------
         Total interest and dividend income                 15,752        14,721
                                                          --------      --------

Interest expense:
   Interest on deposits                                      2,434         3,444
   Interest on borrowed funds                                2,513         1,912
   Interest on subordinated debentures                         580           384
                                                          --------      --------
         Total interest expense                              5,527         5,740
                                                          --------      --------

Net interest income                                         10,225         8,981
Provision (credit) for loan losses                             (55)           50
                                                          --------      --------
Net interest income, after provision (credit) for
   loan losses                                              10,280         8,931
                                                          --------      --------

Other income:
   Gain on sales and calls of securities, net                1,443         1,166
   Service charges on deposit accounts                       1,154         1,035
   Credit card fees                                            677           736
   Trust fees                                                  362           390
   Non-deposit investment fees                                 276           317
   Miscellaneous                                               322           107
                                                          --------      --------
         Total other income                                  4,234         3,751
                                                          --------      --------

                                   (continued)

The accompanying notes are an integral part of these consolidated financial statements.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF INCOME (Concluded)

                     Years Ended December 31, 2003 and 2002

                                                            2003          2002
                                                          --------      --------
                                                  (In thousands, except per share data)

Operating expenses:
   Salaries and employee benefits                            6,153        5,343
   Occupancy and equipment                                   1,912        1,699
   Professional fees                                           574          495
   Credit card interchange                                     474          615
   Advertising and marketing                                   412          304
   Data processing                                             393          357
   ATM processing                                              309          186
   Other general and administrative                          1,314        1,285
                                                          --------     --------
         Total operating expenses                           11,541       10,284
                                                          --------     --------

Income before income taxes                                   2,973        2,398

Provision for income taxes                                     931          732
                                                          --------     --------

         Net income                                       $  2,042     $  1,666
                                                          ========     ========

Weighted average common shares outstanding:
   Basic                                                     1,755        1,751
                                                          ========     ========
   Diluted                                                   1,813        1,790
                                                          ========     ========

Earnings per share:
   Basic                                                  $   1.16     $   0.95
                                                          ========     ========
   Diluted                                                $   1.13     $   0.93
                                                          ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                     Years Ended December 31, 2003 and 2002

                                                                                   Accumulated
                                                        Additional                    Other
                                             Common      Paid-in       Retained    Comprehensive   Treasury
                                             Stock       Capital       Earnings    Income (Loss)     Stock        Total
                                             -----       -------       --------    -------------     -----        -----
                                                                 (In thousands, except share data)

Balance at December 31, 2001,
   as previously reported                     $  178      $ 7,481       $ 4,294       $ (75)         $(175)      $ 11,703

Effect of 10:1 stock split declared
   February 18, 2004                           1,600       (1,600)           --          --             --             --
                                              ------      -------       -------       -----          -----       --------

Balance at December 31, 2001, as restated      1,778        5,881         4,294         (75)          (175)        11,703
                                                                                                                 --------

Comprehensive income:
   Net income                                     --           --         1,666          --             --          1,666
   Unrealized gain on securities
     available for sale, net of
     reclassification adjustment
     and tax effect                               --           --            --         688             --            688
                                                                                                                 --------
        Total comprehensive income                --           --            --          --             --          2,354
                                                                                                                 --------

Treasury stock issued (5,430 shares)              --           --            --          --             39             39
Cash dividends declared ($.05 per share)          --           --           (88)         --             --            (88)
                                              ------      -------       -------       -----          -----       --------

Balance at December 31, 2002                   1,778        5,881         5,872         613           (136)        14,008
                                                                                                                 --------

Comprehensive income:
   Net income                                     --           --         2,042          --             --          2,042
   Unrealized loss on securities
      available for sale, net of
      reclassification adjustment
      and tax effect                              --           --            --        (732)            --           (732)
                                                                                                                 --------
         Total comprehensive income               --           --            --          --             --          1,310
                                                                                                                 --------

Treasury stock issued (4,440 shares)              --           13            --          --             25             38
Cash dividends declared ($.05 per share)          --           --           (88)         --             --            (88)
                                              ------      -------       -------       -----          -----       --------

Balance at December 31, 2003                  $1,778      $ 5,894       $ 7,826       $(119)         $(111)      $ 15,268
                                              ======      =======       =======       =====          =====       ========

The accompanying notes are an integral part of these consolidated financial statements.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     Years Ended December 31, 2003 and 2002

                                                             2003        2002
                                                          ---------   ---------
                                                              (In thousands)
Cash flows from operating activities:
  Net income                                              $   2,042   $   1,666
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Provision (credit) for loan losses                        (55)         50
      Gain on sales and calls of securities, net             (1,443)     (1,166)
      Depreciation and amortization                             687         600
      Net amortization of securities, including
        certificate of deposit                                2,475         490
      Deferred tax provision                                    242          35
      Equity loss in limited partnership                         63         162
      Derivative fair value adjustment                          101          --
      Net change in other assets and other liabilities       (1,136)        652
                                                          ---------   ---------
        Net cash provided by operating activities             2,976       2,489
                                                          ---------   ---------

Cash flows from investing activities:
  Purchase of certificate of deposit                         (2,500)         --
  Activity in available-for-sale securities:
    Purchases                                              (131,432)   (142,301)
    Sales                                                    77,051      65,455
    Maturities, calls and paydowns                           64,323      27,517
  Activity in held-to-maturity securities:
    Purchases                                               (31,112)     (5,696)
    Maturities, calls and paydowns                            1,866       6,361
  Purchase of Federal Home Loan Bank stock                   (1,570)     (1,610)
  Redemption (purchase) of Federal Reserve Bank stock          (168)          3
  Loan originations, net of repayments                      (19,997)    (18,597)
  Additions to premises and equipment, net                   (1,031)       (622)
                                                          ---------   ---------
        Net cash used in investing activities               (44,570)    (69,490)
                                                          ---------   ---------

                                   (continued)

The accompanying notes are an integral part of these consolidated financial statements.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS (Concluded)

                     Years Ended December 31, 2003 and 2002

                                                             2003        2002
                                                          ---------   ---------
                                                              (In thousands)
Cash flows from financing activities:
  Net increase in deposits                                    8,063      10,673
  Net change in short-term borrowings                        15,265      38,563
  Proceeds from long-term debt                               16,000      12,500
  Repayment of long-term debt                                (3,162)       (107)
  Proceeds from issuance of subordinated debentures              --       6,000
  Proceeds from issuance of treasury stock                       38          39
  Cash dividends paid                                           (88)        (88)
                                                          ---------   ---------
        Net cash provided by financing activities            36,116      67,580
                                                          ---------   ---------

Net increase (decrease) in cash and cash equivalents         (5,478)        579

Cash and cash equivalents at beginning of year               15,163      14,584
                                                          ---------   ---------
Cash and cash equivalents at end of year                  $   9,685   $  15,163
                                                          =========   =========

Supplemental disclosures:
  Interest paid                                           $   5,549   $   5,765
  Income taxes paid                                             877         663

The accompanying notes are an integral part of these consolidated financial statements.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     Years Ended December 31, 2003 and 2002


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Business and Operating Segments

      First Ipswich Bancorp (the "Company") is a Massachusetts corporation organized in 1985 primarily to become the holding company of The First National Bank of Ipswich (the "Bank"). The Bank is a federally chartered bank incorporated in 1892 and is headquartered in Ipswich, Massachusetts. The Bank operates its business from offices located in the North Shore area of Massachusetts and southern New Hampshire. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in small business, consumer and credit card loans.

      Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way that public business enterprises report information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Generally, financial information is to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Management evaluates the Company's performance and allocates resources based on a single segment concept. Accordingly, there are no separately identified operating segments for which discrete financial information is available. The Company does not derive revenues from, or have assets located in foreign countries, nor does it derive revenues from any single customer that represents 10% or more of the Bank's total revenues.

      Basis of Presentation and Consolidation

      The consolidated financial statements include the accounts of the Company, the Bank and the Bank's subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's wholly-owned subsidiaries, First Ipswich Capital Trust I and First Ipswich Statutory Trust II (see Note 7), are accounted for on the equity method.

      Reclassifications

      Certain amounts in the 2002 consolidated financial statements have been reclassified to conform to the 2003 presentation.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Use of Estimates

      In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

      Cash and Cash Equivalents

      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold with original maturities of less than ninety days.

      The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2003 and 2002, these reserve balances amounted to $4,286,000 and $3,810,000, respectively.

      Securities

      Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. All other securities are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss).

      Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Although none have been recognized in 2003 or 2002, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary would be reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

      Loans

      The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans in Ipswich and surrounding communities. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Loans (concluded)

      Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted by the allowance for loan losses and net deferred loan origination fees or costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the straight-line method, which does not differ materially from the interest method.

      Interest on loans is recognized on the accrual method based on the principal amount outstanding. Accrual of interest is discontinued on a loan, and any balance of accrued interest is reversed against current earnings, when management believes that the collection of interest is doubtful. This generally occurs when the loan becomes ninety days past due, based on the contractual terms of the loan, unless the loan is well-secured and in the process of collection.

      The Bank considers all commercial loans that are in non-accrual status and all troubled debt restructurings as impaired loans. Additionally, the Bank reviews all other classified and delinquent assets for potential impairment. Cash receipts of interest income on impaired loans are credited to principal to the extent the collectibility of the net carrying amount of the loan is considered doubtful. When recognition of interest income on an impaired loan on the cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

      Allowance for Loan Losses

      The allowance for loan losses is based on estimates, and ultimate losses may vary from the current estimates. The adequacy of the allowance is evaluated regularly by management. As adjustments become necessary, they are reported through a provision or credit for loan losses reflected in the results of operations for the period in which they become known. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and their effect on borrowers, the performance of individual loans in relation to contract terms and the estimated fair values of any collateral held by the Bank. Losses are charged against the allowance when management believes that uncollectibility is confirmed. Subsequent recoveries, if any, are credited to the allowance.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Allowance for Loan Losses (concluded)

      Key elements of the estimates, including those used in independent appraisals, are dependent upon the economic conditions prevailing at the time of the estimates. The inherent uncertainties in the assumptions relative to real estate project sales, prices or rental rates and the ability of various borrowers to continue to perform under their current contractual lending arrangements may result in the ultimate realization of amounts on certain loans that are significantly different from the amounts reflected in these consolidated financial statements.

      Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded balance of the loan, the impairment is recorded through a valuation allowance.

      The allowance consists of specific, general and unallocated loss components. The specific loss component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. Qualitative factors include (1) economic trends and industry conditions, (2) the levels of and trends in delinquent loans, impaired loans and charge-offs,
      (3) trends in the volume and terms of loans, (4) effects of changes in underwriting standards, policy exceptions and lending policy, (5) the experience of lending management staff and (6) effects of changes in credit conditions. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specified and general losses in the portfolio.

      Premises and Equipment

      Land is carried at cost. Buildings, leasehold improvements and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed principally on the straight-line method over the estimated useful lives of the related assets or the terms of the leases, if shorter.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Investment in Limited Partnership

      The Bank's investment in a venture capital limited partnership is accounted for using the equity method. The investment of $8,000 and $71,000, respectively, at December 31, 2003 and 2002 is included in other assets in the consolidated balance sheets. The equity loss in the limited partnership was $63,000 and $162,000 for the years ended December 31, 2003 and 2002, respectively, and has been charged to miscellaneous income in the consolidated statements of income.

      Derivative Financial Instruments

      All derivative financial instruments, such as interest rate agreements and embedded derivatives, are recognized as assets or liabilities in the consolidated balance sheet and measured at fair value. The Company enters into interest rate agreements to protect against future fluctuations in the interest rates of specifically identified assets or liabilities. The Company records the changes in value of its interest rate agreements and embedded derivatives in miscellaneous income in the accompanying consolidated statements of income.

      Advertising Costs

      Advertising costs are expensed as incurred.

      Income Taxes

      Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. The Bank's base amount of its federal income tax reserve for loan losses is a permanent difference for which there is no recognition of a deferred tax liability. However, the loan loss allowance maintained for financial reporting purposes is a temporary difference with allowable recognition of a related deferred tax asset, if it is deemed realizable.

      Earnings Per Common Share and Warrants

      Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company related solely to outstanding stock warrants, and were determined using the treasury stock method.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Earnings Per Common Share and Warrants (concluded)

      In connection with a private placement offering in 2000 (see Note 7), the Company issued exercisable warrants to purchase 162,000 shares of the Company's common stock at $5.56 per share. Commencing December 29, 2004, the warrants are redeemable by the Company (upon 90 days' written notice) at a price of $0.001 per warrant. To date, no warrants have been exercised.

      Trust Assets

      Trust assets held in a fiduciary or agent capacity are not included in the accompanying consolidated balance sheets because they are not assets of the Company.

      Comprehensive Income

      Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income (loss).

      The components of other comprehensive income (loss) and related tax effects are as follows:

                                                        Years Ended December 31,
                                                          2003            2002
                                                        -------         -------
                                                            (In thousands)

      Unrealized holding gains on
        available-for-sale securities                   $   205         $ 2,318
      Reclassification adjustment for gains
        realized in income                               (1,443)         (1,166)
                                                        -------         -------
      Net unrealized gains (losses)                      (1,238)          1,152

      Tax effect                                            506            (464)
                                                        -------         -------
      Net-of-tax amount                                 $  (732)        $   688
                                                        =======         =======

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

      Recent Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN
      46) which establishes guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. FIN 46 requires a variable interest entity to be consolidated by a company if that company will absorb a majority of the expected losses, will receive a majority of the expected residual returns, or both. On December 17, 2003, the FASB deferred the effective date of FIN 46 (through issuance of FIN 46R) to no later than the end of the first reporting period that ends after March 15, 2004, however, for special-purpose entities such as the Company's Trust subsidiaries (see
      Note 7) the Company applied FIN 46 as of December 31, 2003. Application of the Interpretation resulted in the Company no longer consolidating such subsidiaries and recording them on the equity method. Such application did not have a material effect on the Company's consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. This Statement did not have a material effect on the Company's consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement provides new rules on the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. This Statement generally became effective in 2003 and had no effect on the Company's consolidated financial statements.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

2.    SECURITIES

      The amortized cost and estimated fair value of securities, with gross unrealized gains and losses, follows:

                                                             December 31, 2003
                                                ---------------------------------------------
                                                             Gross        Gross
                                                Amortized  Unrealized   Unrealized     Fair
                                                   Cost      Gains        Losses       Value
                                                ---------  ---------    ---------    --------
                                                                (In thousands)
      Securities Available for Sale
        U.S. Government agency obligations       $ 22,545   $    228     $     --    $ 22,773
        Trust preferred securities                 14,171          7          (84)     14,094
        Mortgage-backed securities                 78,038        555         (736)     77,857
        Municipal bonds                               639         --          (13)        626
                                                 --------   --------     --------    --------
          Total debt securities                   115,393        790         (833)    115,350
                                                 --------   --------     --------    --------

        Marketable equity securities                   84         14           --          98
        U.S. Government agency preferred stock      1,770         --         (172)      1,598
                                                 --------   --------     --------    --------
                                                 $117,247   $    804     $ (1,005)   $117,046
                                                 ========   ========     ========    ========

      Securities Held to Maturity
        U.S. Government agency obligations       $  3,000   $     --     $    (82)   $  2,918
        Municipal bonds                            16,325        123         (377)     16,071
        Mortgage-backed securities                 19,892        197         (416)     19,673
                                                 --------   --------     --------    --------
                                                 $ 39,217   $    320     $   (875)   $ 38,662
                                                 ========   ========     ========    ========

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      SECURITIES (continued)

                                                             December 31, 2002
                                                ---------------------------------------------
                                                             Gross        Gross
                                                Amortized  Unrealized   Unrealized     Fair
                                                   Cost      Gains        Losses       Value
                                                ---------  ---------    ---------    --------
                                                                (In thousands)
      Securities Available for Sale
        U.S. Government agency obligations       $    500   $     13     $     --    $    513
        Corporate bonds                             2,520         64           --       2,584
        Trust preferred securities                 10,755         37          (34)     10,758
        Mortgage-backed securities                104,220      1,148         (133)    105,235
                                                 --------   --------     --------    --------
          Total debt securities                   117,995      1,262         (167)    119,090

        Marketable equity securities                  298         12           (1)        309
        U.S. Government agency preferred stock      9,860         --          (69)      9,791
                                                 --------   --------     --------    --------
                                                 $128,153   $  1,274     $   (237)   $129,190
                                                 ========   ========     ========    ========

      Securities Held to Maturity
        Municipal bonds                          $  6,382   $     38     $    (65)   $  6,355
        Mortgage-backed securities                  3,667        415           --       4,082
                                                 --------   --------     --------    --------
                                                 $ 10,049   $    453     $    (65)   $ 10,437
                                                 ========   ========     ========    ========

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      SECURITIES (continued)

      Contractual maturities of debt securities at December 31, 2003 are summarized as follows. Expected maturities will differ from contractual maturities because certain obligors have the right to call debt securities without prepayment penalties.

                                            Available for Sale    Held to Maturity
                                          --------------------  --------------------
                                          Amortized     Fair    Amortized     Fair
                                             Cost       Value      Cost       Value
                                          ---------   --------  ---------   --------
                                                        (In thousands)
      Due within 1 year                    $     --   $     --   $     45   $     45
      Due after 1 year through 5 years        8,998      9,037        437        439
      Due after 5 years through 10 years     13,547     13,736      4,063      3,970
      Due after 10 years                     14,810     14,720     14,780     14,535
                                           --------   --------   --------   --------
                                             37,355     37,493     19,325     18,989

      Mortgage-backed securities,
        amortizing monthly                   78,038     77,857     19,892     19,673
                                           --------   --------   --------   --------
                                           $115,393   $115,350   $ 39,217   $ 38,662
                                           ========   ========   ========   ========

      For the years ended December 31, 2003 and 2002, proceeds from sales of securities available for sale amounted to $77,051,000 and $65,455,000, respectively. Gross realized gains amounted to $1,588,000 and $1,188,000, respectively, and gross realized losses amounted to $145,000 and $30,000, respectively. The Company realized $8,000 in net gains from calls of securities during the year ended December 31, 2002. The tax provision applicable to these net realized gains amounted to $452,000 and $356,000, respectively.

      At December 31, 2003 and 2002, debt securities with an amortized cost of $12,407,000 and $9,726,000, respectively, were pledged to secure treasury tax and loan accounts and repurchase agreements. (See Note 6.)

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      SECURITIES (continued)

      Information pertaining to securities with gross unrealized losses at December 31, 2003, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

                                               Less than Twelve Months    Over Twelve Months
                                               -----------------------    ------------------
                                                  Gross                    Gross
                                                Unrealized     Fair      Unrealized     Fair
                                                  Losses       Value       Losses       Value
                                                 --------    --------     --------    --------
                                                                (In thousands)
      Securities Available-for-sale
      Debt securities:
        Trust preferred                          $     84    $  8,666     $     --    $     --
        Mortgage-backed                               671      47,154           65       3,386
                                                 --------    --------     --------    --------
        Municipal                                      13         626           --          --
          Total debt securities                       768      56,446           65       3,386
      U.S. Government agency preferred stock           --          --          172         848
                                                 --------    --------     --------    --------
                                                 $    768    $ 56,446     $    237    $  4,234
                                                 ========    ========     ========    ========

      Securities Held-to-maturity
      U.S. Government agency obligations         $     82    $  2,918     $     --    $     --
      Muncipal bonds                                  377       9,839           --          --
      Mortgage-backed securities                      416      17,059           --          --
                                                 --------    --------     --------    --------
                                                 $    875    $ 29,816     $     --    $     --
                                                 ========    ========     ========    ========

      Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      SECURITIES (concluded)

      At December 31, 2003, debt securities have unrealized losses with aggregate depreciation of less than 2% from the Company's amortized cost basis. Of these securities, three holdings have had unrealized losses for a period in excess of twelve months. All three issues are mortgage-backed securities issued or guaranteed by the federal government. The remainder of the holdings have had unrealized losses for less than twelve months. All holdings are investment grade with a majority being guaranteed by the federal government. Management believes that the current unrealized loss position on all of these securities is the result of the current interest rate environment. As the bond market has been in a prolonged low interest rate cycle, market anticipation is that rates may increase in the near future which in turn causes lower valuations on current holdings. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, these declines are deemed to be temporary.

      At December 31, 2003, one U.S. Government agency preferred stock has an unrealized loss with depreciation of 17% from the Company's cost basis. Management has assessed credit risk as low. The unrealized loss is a product of the current dividend yield and perpetual nature of the holding. Based on the tax equivalent yield, a low credit risk assessment and the adjustable nature of the dividend, this unrealized loss is deemed to be temporary.

3.    LOANS AND ALLOWANCE FOR LOAN LOSSES

      A summary of the balances of loans follows:

                                                             December 31,
                                                       ------------------------
                                                          2003           2002
                                                       ---------      ---------
                                                            (In thousands)
      Real estate mortgage loans:
        Residential                                    $  56,683      $  54,985
        Commercial                                        53,415         47,442
        Construction                                      17,570         11,243
        Home equity                                        8,429          7,081
      Consumer loans                                       2,279          2,377
                                                       ---------      ---------
          Total loans                                    157,844        137,795

      Net deferred origination costs (fees)                   (6)            41
      Allowance for loan losses                           (1,334)        (1,384)
                                                       ---------      ---------
          Loans, net                                   $ 156,504      $ 136,452
                                                       =========      =========

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      LOANS AND ALLOWANCE FOR LOAN LOSSES (concluded)

      Changes in the allowance for loan losses are as follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                          2003            2002
                                                        -------         -------
                                                             (In thousands)
      Balance at beginning of year                      $ 1,384         $ 1,376
      Provision (credit) for loan losses                    (55)             50
      Charge-offs                                           (53)           (104)
      Recoveries                                             58              62
                                                        -------         -------
      Balance at end of year                            $ 1,334         $ 1,384
                                                        =======         =======

      There were no impaired loans at December 31, 2003 and 2002. The average recorded investment in impaired loans was $66,000 in 2002. No interest was collected on impaired loans during 2002.

      No additional funds are committed to be advanced in connection with impaired loans.

4.    PREMISES AND EQUIPMENT

      A summary of the cost and accumulated depreciation and amortization of premises, leasehold improvements and equipment follows:

                                                               December 31,
                                                          --------------------
                                                            2003         2002
                                                          -------      -------
                                                              (In thousands)
      Land                                                $   484      $   484
      Buildings and leasehold improvements                  4,799        4,776
                                                          -------      -------
                                                            8,617        7,881
      Less accumulated depreciation and amortization       (2,986)      (2,594)
                                                          -------      -------
                                                          $ 5,631      $ 5,287
                                                          =======      =======

      Depreciation and amortization expense for the years ended December 31, 2003 and 2002 amounted to $687,000 and $600,000, respectively.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

5.    DEPOSITS

      A summary of deposit balances follows:

                                                               December 31,
                                                         -----------------------
                                                           2003           2002
                                                         --------       --------
                                                              (In thousands)

      Demand                                             $ 38,426       $ 37,151
      Now                                                  33,936         33,546
      Regular savings                                      31,120         25,487
      Money market deposits                                42,402         38,649
                                                         --------       --------
        Total non-certificate accounts                    145,884        134,833
                                                         --------       --------

      Term certificates of $100,000 and over               10,644         11,849
      Term certificates less than $100,000                 41,530         43,126
                                                         --------       --------
        Total certificate accounts                         52,174         54,975
                                                         --------       --------
                                                         $198,058       $189,808
                                                         ========       ========

      A summary of term certificates, by maturity, is as follows:

                                           December 31, 2003       December 31, 2002
                                           ------------------      ------------------
                                                     Weighted                Weighted
                                                     Average                 Average
                                           Amount      Rate        Amount      Rate
                                           ------    --------      ------    --------
                                                        (In thousands)
      Within 1 year                        $36,709     2.29%      $39,572      2.94%
      After 1 year through 3 years          13,594     2.96        13,555      3.77
      After 3 years through 5 years          1,871     3.70         1,848      4.33
                                           -------                -------
                                           $52,174     2.51%      $54,975      3.19%
                                           =======                =======

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

6.    BORROWED FUNDS

      Short-term borrowings

      Short-term borrowings with original maturities of ninety days or less consist of the following:

                                           December 31, 2003       December 31, 2002
                                           ------------------      ------------------
                                                     Weighted                Weighted
                                                     Average                 Average
                                           Amount      Rate        Amount      Rate
                                           ------    --------      ------    --------
                                                        (In thousands)
      Securities sold under agreements
        to repurchase                      $10,542     2.06%       $ 8,611     2.06%
      Federal Reserve Bank advances            290     0.01            296     0.02
      Federal Home Loan Bank advances       51,422     1.13         38,082     1.43
                                           -------                 -------
                                           $62,254     1.28%       $46,989     1.54%
                                           =======                 =======

      Securities sold under agreements to repurchase are funds borrowed from customers on an overnight basis that are secured by U.S. Government agency obligations. The amount of securities collateralizing the agreements to repurchase remains in securities and the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets.

      Federal Reserve Bank of Boston ("FRB") advances represent treasury tax and loan deposits due to the FRB. The interest rate adjusts weekly and certain U.S. Government agency obligations have been pledged as collateral to secure the deposits.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      BORROWED FUNDS (concluded)

      Long-term Federal Home Loan Bank advances

      Federal Home Loan Bank of Boston ("FHLBB") advances are at fixed rates and consist of the following:

                                              Amount
                                          at December 31,  Weighted Average Rate
                                         ----------------  ---------------------
           Maturity*                       2003     2002      2003     2002
      ------------------                 -------  -------    -------  ------
                                           (In thousands)

             2004                        $ 9,000  $ 3,000      1.35%   1.24%
             2007                          3,000    3,000      1.35    1.35
             2008                          3,000    3,000      4.49    4.49
             2009                          5,000    5,000      5.91    5.91
             2010                          6,000    6,000      4.85    4.85
             2011                         15,250   15,250      4.74    4.74
             2012                          2,500    2,500      2.69    2.69

      Amortizing advances, requiring
        monthly principal and
        interest of $439,000 and
        $115,000 at December 31,
        2003 and 2002, respectively       10,731    3,893      2.01    2.69
                                         -------  -------      ----    ----
                                         $54,481  $41,643      3.47%   4.25%
                                         =======  =======      ====    ====

      * Certain non-amortizing advances are callable at future specified dates in accordance with the terms of the individual advances.

      The Bank also has an available line of credit with the FHLBB at an interest rate that adjusts daily. Borrowings under the line are limited to 2% of the Bank's total assets. There were no advances outstanding under the line of credit at December 31, 2003 and 2002. All borrowings from the FHLBB are secured by a blanket lien on qualified collateral, defined principally as 75% of the carrying value of first mortgage loans on owner-occupied residential property.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

7.    SUBORDINATED DEBENTURES

      On December 29, 2000, the Company raised net proceeds of $2.9 million in a sale of $3.0 million of subordinated debentures to First Ipswich Capital Trust 1 (the "Trust"), a wholly-owned subsidiary of the Company. The Trust funded the purchase through a private placement of 3,000 capital securities representing preferred ownership interests in the assets of the Trust with a liquidation value of $1,000 each. Using interest payments made by the Company on the debentures, the Trust pays quarterly dividends to preferred security holders. The annual percentage rate of interest payable on the subordinated debentures and the cumulative dividends payable on the preferred securities is 10.0%. The Company has the option to defer interest payments on the subordinated debentures for up to five years and, accordingly, the Trust may defer dividend distributions for up to five years. The debentures and the preferred securities mature in December 2030 unless the Company elects and obtains regulatory approval to accelerate the maturity date to December 2005 or thereafter.

      On September 25, 2002, the Company raised net proceeds of $5.8 million in a sale of $6.0 million of subordinated debentures to First Ipswich Statutory Trust II (the "Trust"), a wholly-owned subsidiary of the Company. The Trust funded the purchase by participating in a pooled offering of 6,000 capital securities representing preferred ownership interests in the assets of the Trust with a liquidation value of $1,000 each. Using interest payments made by the Company on the debentures, the Trust pays quarterly dividends to preferred security holders. At December 31, 2003 and 2002, the annual percentage rate of interest payable on the subordinated debentures and dividends payable on the preferred securities was 4.54% and 4.69%, respectively. Each succeeding payment date will be at a rate equal to the three month Libor rate plus 3.4%; not to exceed 11.9%. The Company has the option to defer interest payments on the subordinated debentures for up to five years and, accordingly, the Trust may defer dividend distributions for up to five years. The debentures and the preferred securities mature in September 2032 unless the Company elects and obtains regulatory approval to accelerate the maturity date to September 2007 or thereafter.

      The outstanding trust preferred securities may be included in regulatory Tier 1 capital (see Note 15), subject to a limitation that such amounts not exceed 25% of Tier 1 capital. At December 31, 2003 and 2002, trust preferred securities aggregating $5,097,000 and $4,450,000, respectively, are included in Tier 1 capital. Deferred debt financing costs are being amortized over the life of the debentures.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

8.    INCOME TAXES

      The components of the provision for income taxes are as follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                            2003       2002
                                                           ------     ------
                                                             (In thousands)
      Current tax provision:
        Federal                                            $  571     $  630
        State                                                 118         67
                                                           ------     ------
                                                              689        697
                                                           ------     ------
      Deferred tax provision:
        Federal                                               205         26
        State                                                  37          9
                                                           ------     ------
                                                              242         35
                                                           ------     ------
          Total tax provision                              $  931     $  732
                                                           ======     ======

      The following is a reconciliation of the effective income tax rates in the consolidated statements of income with the statutory federal income tax rate:

                                                        Years Ended December 31,
                                                        ------------------------
                                                           2003         2002
                                                           ----         ----
      Statutory rate                                       34.0%        34.0%
      Increase (decrease) resulting from:
        State tax, net of federal tax benefit               3.4          2.1
        Dividends received deduction                       (1.0)        (4.9)
        Tax exempt income                                  (5.7)        (0.8)
        Other                                               0.6          0.1
                                                           ----         ----
      Effective tax rates                                  31.3%        30.5%
                                                           ====         ====

      The components of the net deferred tax asset, included in other assets, are as follows:

                                                              December 31,
                                                           ------------------
                                                            2003         2002
                                                           -----        -----
                                                              (In thousands)
      Deferred tax assets:
        Federal                                            $ 688        $ 670
        State                                                237          231
                                                           -----        -----
                                                             925          901
                                                           -----        -----
      Deferred tax liabilities:
        Federal                                             (214)        (400)
        State                                                (40)         (94)
                                                           -----        -----
                                                            (254)        (494)
                                                           -----        -----
      Net deferred tax asset                               $ 671        $ 407
                                                           =====        =====

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      INCOME TAXES (concluded)

      The tax effects of each type of income and expense item that give rise to deferred taxes are as follows:

                                                                 December 31,
                                                              -----------------
                                                               2003       2002
                                                              ------     ------
                                                                (In thousands)
      Net unrealized loss (gain) on securities
        available for sale                                    $   82     $ (424)
      Limited partnership                                         40         37
      Allowance for loan losses                                  546        567
      Employee benefit plans                                     234        259
      Depreciation                                              (254)       (52)
      Other, net                                                  23         20
                                                              ------     ------
      Net deferred tax asset                                  $  671     $  407
                                                              ======     ======

      A summary of the change in the net deferred tax asset is as follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                           2003      2002
                                                          ------    ------
                                                           (In thousands)

      Balance at beginning of year                        $  407    $  906
      Deferred tax provision                                (242)      (35)
      Change in deferred tax effect of net unrealized
        gain/loss on securities available for sale           506      (464)
                                                          ------    ------
      Balance at end of year                              $  671    $  407
                                                          ======    ======

9.    EMPLOYEE BENEFITS

      401(k) Plan

      The Bank sponsors a defined contribution 401(k) plan whereby an eligible employee may contribute up to 15% of compensation, and the Bank will make a matching contribution equal to 50% of the first 5% of an employee's compensation contributed to the plan. Expenses related to the 401(k) plan for 2003 and 2002 were $88,000 and $90,000, respectively.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

10.   COMMITMENTS AND CONTINGENCIES

      Lease Commitments

      As of December 31, 2003, the Company was obligated under noncancelable operating leases for bank premises, equipment and software. Minimum rentals due in future periods under these existing agreements is as follows:

      Year Ending
      December 31,                       Amount
      ------------                       ------
                                     (In thousands)
         2004                           $  650
         2005                              790
         2006                              566
         2007                              424
         2008                              385
      Thereafter                           357
                                        ------
                                        $3,172
                                        ======

      Certain leases contain provisions for escalation of minimum lease payments, not included above, that are contingent upon increases in real estate taxes and percentage increases in the consumer price index. Total rent expense amounted to $534,000 and $456,000 for 2003 and 2002, respectively.

      Employment Agreements

      The Bank has entered into employment agreements with certain executive officers which generally provide for annual base salary and certain other benefits. The agreements also provide for lump sum severance payments following a "change of control," as defined in the agreements.

      Legal Claims

      In the ordinary course of business, various legal claims arise which, in the opinion of management, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

11.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

      Loan Commitments

      The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the accompanying consolidated balance sheets. The contractual amount of these instruments reflects the extent of involvement that the Bank has in particular classes of financial instruments. Management uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon the extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment, and income-producing properties.

      Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (concluded)

      Loan Commitments (concluded)

      At December 31, 2003 and 2002, the following financial instruments were outstanding for which contract amounts represent credit risk:

                                                                Contract Amount
                                                               -----------------
                                                                 2003      2002
                                                               -------   -------
                                                                (In thousands)

      Commitments to originate loans                           $ 6,712   $ 7,284
      Unadvanced portions of consumer loans (including
        credit card loans)                                       4,486     5,212
      Unadvanced portions of commercial real estate loans       11,270    12,686
      Unadvanced portions of home equity loans                   7,566     7,149
      Unadvanced portions of commercial lines-of-credit          4,918     3,586
      Unadvanced portions of residential construction loans      1,861        49
      Standby letters-of-credit                                     60        50

12.   DERIVATIVE INSTRUMENTS

      Interest Rate Agreements

      Interest rate agreements are used to manage the impact of fluctuating interest rates on net interest income. An interest rate cap agreement was outstanding at December 31, 2003 and 2002, the purpose of which was to reduce the impact of rising interest rates on long-term interest bearing liabilities. The agreement matures on March 12, 2004, and covers a $10 million notional amount at a cap rate of 6%. At December 31, 2003 and 2002, the fair value of the interest rate cap agreement was $0.

      Certificate of Deposit

      In October of 2003, the Bank purchased a certificate of deposit from a national bank for which the return is based on the performance of the S & P 500 Index, with a minimum rate of return of 8% over the life of the certificate. The investment strategy is to increase earnings while managing credit risk. The embedded equity index feature is separately accounted for as a derivative instrument and is recorded at fair value with the change in fair value recorded as a component of other income. At December 31, 2003, the equity index feature had an asset value of $156,000, which is included in other assets. A decrease in the fair value resulted in an adjustment of $101,000 which was charged to miscellaneous income for the year ended December 31, 2003.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

13.   RELATED PARTY TRANSACTIONS

      In the ordinary course of business, the Bank has granted loans to related parties amounting to $1,753,000 and $2,060,000 at December 31, 2003 and 2002, respectively. Related parties include executive officers, directors, principal shareholders, or any associate (including immediate family members) of such persons. During the year ended December 31, 2003, total principal payments were $307,000.

      Deposit accounts and securities sold under agreements to repurchase with related parties amounted to $7,488,000 and $10,255,000 at December 31, 2003 and 2002, respectively.

14.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of estimated fair values of all financial instruments where it is practicable to estimate such values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

      Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

            Cash and cash equivalents: The fair value of cash and cash equivalents approximates their carrying value.

            Certificate of deposit: The fair value of the certificate of deposit is based on the quoted dealer price.

            Securities: Fair values for securities are based on quoted market prices.

            Federal Home Loan Bank stock and Federal Reserve Bank stock: The fair values of Federal Home Loan Bank stock and Federal Reserve Bank stock approximate their carrying values, based on redemption provisions of the issuer.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

            Loans: For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, applying interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

            Accrued interest: The fair value of accrued interest receivable approximates carrying value.

            Derivative assets: The fair values of derivative assets are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

            Deposit liabilities: The fair values disclosed for demand deposits, including NOW, regular savings and money market deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

            Short-term borrowings: The fair value of short-term borrowings approximates carrying value.

            Long-term Federal Home Loan Bank advances and subordinated debentures: Fair values for long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

            Off-balance-sheet instruments: The fair values of the Company's off-balance-sheet instruments (lending commitments) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the counterparties' credit standing. At December 31, 2003 and 2002, the estimated fair value of off-balance-sheet financial instruments was not material.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      FAIR VALUE OF FINANCIAL INSTRUMENTS (concluded)

      The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows:

                                                      December 31,
                                       -----------------------------------------
                                               2003                 2002
                                       -------------------   -------------------
                                       Carrying     Fair     Carrying     Fair
                                        Amount      Value     Amount      Value
                                       --------   --------   --------   --------
                                                     (In thousands)
      Financial assets:
        Cash and cash equivalents      $  9,685   $  9,685   $ 15,163   $ 15,163
        Certificate of deposit            2,253      2,270         --         --
        Securities available for sale   117,046    117,046    129,190    129,190
        Securities held to maturity      39,217     38,662     10,049     10,437
        Federal Home Loan Bank stock      5,590      5,590      4,020      4,020
        Federal Reserve Bank stock          489        489        321        321
        Loans                           156,504    161,005    136,452    141,845
        Accrued interest receivable       1,670      1,670      1,199      1,199
        Derivative assets                   156        156         --         --

      Financial liabilities:
        Deposits                        197,871    198,191    189,808    190,025
        Short-term borrowings            62,254     62,254     46,989     46,989
        Long-term FHLB advances          54,481     55,478     41,643     42,161
        Subordinated debentures           9,000      9,048      9,000      9,108

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

15.   REGULATORY CAPITAL REQUIREMENTS

      The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and the Bank met all applicable capital adequacy requirements to which they are subject.

      As of December 31, 2003, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      REGULATORY CAPITAL REQUIREMENTS (concluded)

      The Company's and the Bank's actual capital amounts and ratios as of December 31, 2003 and 2002 are also presented in the table:

                                                                                                 Minimum
                                                                                                To Be Well
                                                                            Minimum          Capitalized Under
                                                                            Capital          Prompt Corrective
                                                      Actual              Requirements       Action Provisions
                                                  ---------------       ---------------      ------------------
                                                  Amount    Ratio       Amount    Ratio      Amount       Ratio
                                                  ------    -----       ------    -----      ------       -----
                                                                     (Dollars in thousands)
      December 31, 2003:
      Total capital to risk weighted assets:
        Bank                                     $24,514    13.08%     $14,999      8.0%     $18,748       10.0%
        Consolidated                              25,626    13.64       15,026      8.0          N/A        N/A

      Tier 1 capital to risk weighted assets:
        Bank                                      23,180    12.36        7,499      4.0       11,249        6.0
        Consolidated                              20,390    10.86        7,513      4.0          N/A        N/A

      Tier 1 capital to average assets:
        Bank                                      23,180     6.82       13,601      4.0       17,001        5.0
        Consolidated                              20,390     5.99       13,624      4.0          N/A        N/A

      December 31, 2002:
      Total capital to risk weighted assets:
        Bank                                     $22,852    14.29%     $12,797      8.0%     $15,997       10.0%
        Consolidated                              23,779    14.81       12,841      8.0          N/A        N/A

      Tier 1 capital to risk weighted assets:
        Bank                                      21,468    13.42        6,399      4.0        9,598        6.0
        Consolidated                              17,845    11.12        6,421      4.0          N/A        N/A

      Tier 1 capital to average assets:
        Bank                                      21,468     7.61       11,316      4.0       14,415        5.0
        Consolidated                              17,845     6.31       11,311      4.0          N/A        N/A

16.   RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

      Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. Federal Reserve Board policy provides that a bank or a bank holding company generally should not maintain its existing rate of cash dividends on common stock unless the entity's net income over the past year combined with its retained net income of the preceding two years has been sufficient to fully fund the dividends. Loans or advances from the Bank to the Company are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES (concluded)

      At December 31, 2003, funds available for the payment of dividends from the Bank to the Company amounted to approximately $4,356,000, and funds available for loans or advances by the Bank to the Company amounted to approximately $2,451,000.

      In addition, dividends paid by the Bank or the Company would be prohibited if the effect thereof would cause the Bank's or the Company's capital to be reduced below applicable minimum capital requirements. Accordingly, $14,999 of the Company's equity in the net assets of the Bank was restricted at December 31, 2003.

17.   CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

      Financial information pertaining to First Ipswich Bancorp is as follows:

                                                                   December 31,
                                                               -----------------
      BALANCE SHEETS                                             2003      2002
      --------------                                           -------   -------
                                                                 (In thousands)
      Assets
      Cash and cash equivalents with Bank subsidiary           $   412   $     8
      Securities available for sale in the form of
        marketable equity securities, at fair value                 98       310
      Investment in common stock of the Bank                    23,154    22,143
      Investment in common stock of First Ipswich
        Capital Trust I                                              1         1
      Investment in common stock of First Ipswich
        Statutory Trust II                                         186       186
      Other assets                                                 423       368
                                                               -------   -------
          Total assets                                         $24,274   $23,016
                                                               =======   =======

      Liabilities and Stockholders' Equity
      Subordinated debentures to Trust subsidiaries            $ 9,000   $ 9,000
      Other liabilities                                              6         8
                                                               -------   -------
        Total liabilities                                        9,006     9,008
      Stockholders' equity                                      15,268    14,008
                                                               -------   -------
          Total liabilities and stockholders' equity           $24,274   $23,016
                                                               =======   =======

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (continued)

                                                        Years Ended December 31,
                                                        ------------------------
      STATEMENTS OF INCOME                                  2003         2002
      --------------------                                -------      -------
                                                              (In thousands)
      Income:
        Dividends from the Bank                           $   625      $   450
        Dividends on marketable equity securities               7            7
        Gain on sales of marketable equity securities          95           91
                                                          -------      -------
          Total income                                        727          548
                                                          -------      -------

      Expenses:
        Interest on subordinated debentures                   580          384
        Operating expenses                                     17           48
                                                          -------      -------
          Total expenses                                      597          432
                                                          -------      -------

      Income before income taxes and equity in
        undistributed net income of subsidiaries              130          116
      Applicable income tax benefit                          (168)        (113)
                                                          -------      -------
      Income before equity in undistributed net income
        of subsidiaries                                       298          229
      Equity in undistributed net income of the Bank        1,744        1,437
                                                          -------      -------
      Net income                                          $ 2,042      $ 1,666
                                                          =======      =======

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (concluded)


                                                                Years Ended December 31,
      STATEMENTS OF CASH FLOWS                                      2003        2002
      ------------------------                                    -------     -------
                                                                     (In thousands)
      Cash flows from operating activities:
        Net income                                                $ 2,042     $ 1,666
        Adjustments to reconcile net income to net cash
          provided by operating activities:
            Equity in undistributed net income of the Bank         (1,744)     (1,437)
            Gain on sales of marketable equity securities             (95)        (91)
            Other, net                                                (57)       (177)
                                                                  -------     -------
              Net cash provided (used) by operating activities        146         (39)
                                                                  -------     -------

      Cash flows from investing activities:
        Purchases of marketable equity securities                     (74)       (434)
        Proceeds from sales of marketable equity securities           382         284
        Investment in the Bank                                         --      (5,600)
        Investment in First Ipswich Statutory Trust II                 --        (186)
                                                                  -------     -------
              Net cash provided (used) by investing activities        308      (5,936)
                                                                  -------     -------

      Cash flows from financing activities
        Proceeds from issuance of subordinated debentures              --       6,000
        Proceeds from issuance of treasury stock                       38          39
        Cash dividends paid                                           (88)        (88)
                                                                  -------     -------
              Net cash provided (used) by financing activities        (50)      5,951
                                                                  -------     -------

      Net increase (decrease) in cash and cash equivalents            404         (24)

      Cash and cash equivalents at beginning of year                    8          32
                                                                  -------     -------

      Cash and cash equivalents at end of year                    $   412     $     8
                                                                  =======     =======

18.   SUBSEQUENT EVENTS

      On February 18, 2004, the Board of Directors declared a stock split effective March 19, 2004 to shareholders of record as of February 18, 2004 from the authorized but unissued shares of common stock of the Company, par value $1.00, in the amount of ten (10) shares of common stock for each one (1) share of common stock held by shareholders of record. All prior period common share and per share data have been restated accordingly. The Board of Directors also approved an increase in the authorized shares of common stock of the Company from 2,000,000 shares to 4,000,000 shares, subject to shareholder approval.

                     FIRST IPSWICH BANCORP AND SUBSIDIARIES

      SUBSEQUENT EVENTS (concluded)

      On March 17, 2004, the Board of Directors approved executive supplemental compensation agreements with the Company's Chairman and its President. The agreements provide for defined benefits for specified periods post-retirement.

      On March 17, 2004, the Board of Directors approved the First Ipswich Bancorp 2004 Incentive Stock Option Plan and the First Ipswich Bancorp 2004 Directors Plan. The Incentive Stock Option Plan provides for the issuance of stock options with respect to 200,000 shares of the Company's common stock and the Directors Plan provides for the issuance of options with respect to 20,000 shares of the Company's common stock. The Board of Directors will administer the Plans and determine to whom options will be granted, the number of options granted, when options will vest, and the exercise price of the options. The Incentive Stock Option Plan was subject to shareholder approval, which was received on March 31, 2004.

      On April 2, 2004, the Bank consummated the purchase and assumption of certain assets and certain liabilities of the Cambridge, Massachusetts branch of Atlantic Bank of New York. In conjunction with the purchase, the Bank paid a premium of 7% on the deposit liabilities being assumed. The deposit liabilities were $10,192,000 as of the close of business on April 2, 2004. The deposit amount, and accordingly the premium, is subject to adjustment on or before August 2, 2004.

                          [LOGO] First Ipswich Bancorp

                         300,000 shares of common stock


                                ----------------
                                   PROSPECTUS
                                ----------------

                                  May 13, 2004

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Article 6(3) of Bancorp's Articles of Organization (Exhibit 3.1 hereto) and Article XXIX of Bancorp's By-laws (Exhibit 3.2 hereto) provide for indemnification of its directors and officers to the maximum extent permitted by Massachusetts law. In addition, Article Sixth of the bank's Articles of Association (Exhibit 3.3) and Section 8.5 of the bank's By-Laws (Exhibit 3.4) provide for the indemnification of the bank's officers and directors to the maximum extent permitted by Massachusetts law. Further, Bancorp maintains directors and officers insurance which, subject to certain exclusions, insures the directors and officers of Bancorp against certain losses which arise out of any neglect or breach of duty (including, but not limited to, any error, misstatement, act, or omission) by the directors or officers in the discharge of their duties, and insures Bancorp against amounts which it has paid or may become obligated to pay as indemnification to its directors and/or officers to cover such losses. Furthermore, the employment agreements of Messrs. Gill and Raymond (Exhibits 10.3 and 10.4, respectively), provide for indemnification of each such individual to the maximum extend permitted by Massachusetts law.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Bancorp pursuant to the foregoing, Bancorp has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee....................................................$  1,000*
Printing and Engraving Expenses.....................................$ 15,000*
Legal Fees and Expenses.............................................$195,000*
Accounting Fees and Expenses........................................$ 40,000*
Blue Sky Fees and Expenses..........................................$  7,500*
Total...............................................................$258,500*

*     Amounts are estimated as of the date hereof.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

      Since January 1, 2001, Bancorp has issued and sold 14,270 shares of common stock in private sales to certain directors, officers (or members of their families or trusts established for the benefit of such persons) and a certain outside accredited investor (as such term is defined under Regulation D promulgated under the Securities Act) at per share prices ranging from $5.76 to $8.64 (after taking into account the ten-for-one stock split effected on March 19, 2004). In addition, as described in the prospectus, Bancorp issued $5.8 million of certain subordinated debentures to an affiliated trust in 2002 which, in turn, issued a corresponding amount of preferred trust interests to the purchasers thereof in private transactions exempt from the registration requirements of the Securities Act. See Description of Bancorp Securities - Subordinated Debentures - Trust Preferred. Keefe, Bruyette & Woods, Inc. and FTN Financial Capital Markets underwrote this trust preferred offering and, in return, received an aggregate commission of 3%.

      The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance to Section 4(2) of the Securities Act, or Regulation D promulgated thereunder. Recipients of securities in certain of the above-described transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were attached to the share certificates issued in those transactions. All purchasers had adequate access to information about Bancorp.

ITEM 27. INDEX TO EXHIBITS.

      The following exhibits are filed with this Registration Statement:

   Exhibit                             Description
    Number

      3.1       Restated Articles of Organization of First Ipswich Bancorp
      3.2       Articles of Amendment of First Ipswich Bancorp
      3.3       Bylaws of First Ipswich Bancorp
      3.4       Articles of Association for The First National Bank of Ipswich
      3.5       Bylaws of The First National Bank of Ipswich
      4.1       Specimen Common Stock Certificate
      4.2       Subscription Agreement
       5        Opinion of Craig and Macauley Professional Corporation regarding the legality of the securities being registered
     10.1       First Ipswich Bancorp 2004 Incentive Stock Option Plan for Key
                   Employees
     10.2       First Ipswich Bancorp 2004 Directors' Plan
     10.3       Employment Agreement of Donald P. Gill
     10.4       Employment Agreement of Neil St. John Raymond
     10.5       Change of Control Agreement of Donald P. Gill
     10.6       Change of Control Agreement of Neil St. John Raymond
     10.7       Change in Control Agreement of Michael J. Wolnik
     10.8       Change in Control Agreement of John P. DiIorio, Jr.
     10.9       Executive Supplemental Retirement Agreement of Neil St. John
                   Raymond
     10.10      Executive Supplemental Retirement Agreement of Donald P. Gill
     10.11      Federal Home Loan Bank of Boston Agreement For Advances,
                   Collateral Pledge, and Security Agreement
      21        Subsidiaries of First Ipswich Bancorp
     23.1       Consent of Wolf & Company, P.C.
     23.2       Consent of Craig and Macauley Professional Corporation
                   (contained in Exhibit 5 hereto)
      24        Power of Attorney
     99.1       Letter to Shareholders regarding first quarter 2004 financial results with attached March 31, 2004 balance sheet and income statement

ITEM 28.  UNDERTAKINGS

      A.    The undersigned Registrant hereby undertakes:

            (1) To file, during any period, in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the conclusion of the offering.

      B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      C.    The undersigned Registrant hereby undertakes that:

            (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

            (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes that:

      If the Registrant will offer the securities to existing security holders under warrants or rights and the Registrant will re-offer to the public any securities not taken by security holders, with any modifications that suit the particular case, the Registrant will supplement the prospectus, after the end of the subscription period, to include the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities that the underwriters will purchase and the terms of any later re-offering. If the underwriters make any public offering of the securities on terms different from those on the cover page of the prospectus, the Registrant will file a post-effective amendment to state the terms of such offering.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Ipswich, Commonwealth of Massachusetts, on May 13, 2004.

                                 FIRST IPSWICH BANCORP


                                 BY: /s/ DONALD P. GILL
                                 -----------------------------------------------
                                 DONALD P. GILL
                                 PRESIDENT AND CHIEF EXECUTIVE OFFICER

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below on May 13, 2004 by the following persons in the capacities indicated.


                                 /s/ Robert R. Borden, III*
                                 -----------------------------------------------
                                 Robert R. Borden, III, Director


                                 /s/ Timothy R. Collins*
                                 -----------------------------------------------
                                 Timothy R. Collins, Director


                                 /s/ Franz Colloredo-Mansfeld*
                                 -----------------------------------------------
                                 Franz Colloredo-Mansfeld, Director


                                 /s/ John T. Coughlin*
                                 -----------------------------------------------
                                 John T. Coughlin, Director


                                 /s/ Stephanie R. Gaskins*
                                 -----------------------------------------------
                                 Stephanie R. Gaskins, Director


                                 /s/ Donald P. Gill
                                 -----------------------------------------------
                                 Donald P. Gill, President, CEO & Director


                                 /s/ Fitz O. Lufkin*
                                 -----------------------------------------------
                                 Fitz O. Lufkin, Jr., Director

                                 /s/ Peter A. Maistrellis*
                                 -----------------------------------------------
                                 Peter A. Maistrellis, Director


                                 /s/ H.A. Patrican*
                                 -----------------------------------------------
                                 H.A. Patrican, Jr., Director


                                 /s/ Neil St. John Raymond*
                                 -----------------------------------------------
                                 Neil St. John Raymond, Chairman of the Board


                                 /s/ Neil St. John Raymond*
                                 -----------------------------------------------
                                 Neil St. John Raymond, Jr., Director


                                 /s/ William J. Tinti*
                                 -----------------------------------------------
                                 William J. Tinti, Director


                                 /s/ Michael J. Wolnik*
                                 -----------------------------------------------
                                 Michael J. Wolnik, CFO and Chief
                                 Accounting Officer



* By: /s/ Donald P. Gill
      --------------------------------
      Donald P. Gill, Attorney-In-Fact